1169759

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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

01051182

REGISTRANT'S NAME Unaxis Holding, Inc.

*CURRENT ADDRESS Hofwiesenstrasse 135
P.O. Box 2409
CH-8021 Zurich, Switzerland

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5790 FISCAL YEAR 12/31/00

*Complete for initial submissions only ** Please note name and address changes*

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PROCESSED
APR 15 2002 P
THOMSON
FINANCIAL

OICF/BY: [signature]

DATE : 2/25/02

OERLIKON-BÜHRLE

Annual Report 1999

01 JUN 11 AM 9:38

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Oerlikon Bührle is transforming itself into a high-tech corporation. Its realignment with promising growth markets in the domain of information technology is to be documented with a new name and a new identity. Therefore, the Board of Directors of Oerlikon-Bührle Holding AG will propose to the General Meeting of Shareholders on May 4, 2000, to adopt Unaxis as the new corporate name. Unaxis is a synthesis of "united"/"universal"/"unique" on the one hand and "axis"/"axiom"/"axia" on the other.

Unaxis stands for the bond of partnership between the company and its customers along the value-addition chain. At the same time, Unaxis embodies the dynamism and flexibility with which the corporation anticipates market changes and customer needs.

Unaxis is global, innovative, strong, and dependable.


unaxis
making IT possible
Financial Report 1999
14

Contents

16

Introduction to the financial reporting

Transformation of the Group requires more financial transparency

Reporting presentation for two sub-groups
In a normal year, the Group figures, supplemented by segment information, are of central interest. However, this presentation does not adequately convey an understanding of developments during the business year 1999.

Under IAS requirements, the coexistence of Group operations which have already been sold or which are designated for sale along with operations which constitute the backbone of the new Group mandates a more comprehensive reporting in conjunction with the consolidated financial statements. Reporting for Oerlikon-Bührle Holding AG is, by contrast, not affected.

The main element of the special Group reporting is the complete presentation of two parts of the Group as well as the consolidated Group in the income statement, balance sheet, and statement of changes in financial position. Thereby, the two sub-groups are defined as follows:

The Group

Core businesses	Discontinuing operations
Information technology	Oerlikon-Bührle Immobilien*
Surface technology	Bally*
Components	Oerlikon Contraves Defence*
Others	Pilatus
	Hotel Zurich

* excluded from the consolidation since 7/1/1999

The Group

ecial Group
·esentation
s well as the
ncome
ınd state-
l position.
›s are

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Consolidated income statement

in CHF millions

* As a result of the disposals of Oerlikon-Bührle Immobilien, Bally and Oerlikon Contraves Defence effective July 1, 1999, figures presented include only a six-month period for these Divisions.

		Total		Core businesses		Discontinuing operations	
	Notes	**1999 ***	1998	**1999**	1998	**1999 ***	1998
Sales	(3)	**2 891**	3 631	**1 893**	1 871	**998**	1 760
Cost of sales		**–1 796**	–2 259	**–1 101**	–1 062	**–695**	–1 197
Gross margin		**1 095**	1 372	**792**	809	**303**	563
Marketing and selling		**–525**	–705	**–320**	–318	**–205**	–387
Research and development		**–188**	–213	**–150**	–160	**–38**	–53
Administration		**–282**	–362	**–185**	–192	**–97**	–170
Other operating expense and income	(4)	**7**	50	**1**	12	**6**	38
Operating result before special items	(5)	**107**	142	**138**	151	**–31**	–9
Special operating items	(6)	**–21**	–200	**–24**	–46	**3**	–154
Amortization of goodwill on subsidiaries	(6)	**–6**	–9	**–3**	–4	**–3**	–5
Operating result	(7)	**80**	–67	**111**	101	**–31**	–168
Financial result	(8)	**–18**	–64	**–15**	–31	**–3**	–33
Loss from sales of entire business segments	(9)	**–14**	0	**0**	0	**–14**	0
Other result	(10)	**–24**	–25	**–29**	–6	**5**	–19
Result before taxes		**24**	–156	**67**	64	**–43**	–220
Income taxes	(11)	**–18**	–8	**–13**	–15	**–5**	7
Net income / loss incl. minority interests		**6**	–164	**54**	49	**–48**	–213
Minority interest in net income / loss		**–1**	–5	**0**	–1	**–1**	–4
Net income/loss		**5**	–169	**54**	48	**–49**	–217
Net income / loss per registered share in CHF		**0.38**	–13.33				

19

Consolidated balance sheet as of December 31

Current assets	Notes	Total 1999	Total 1998	Core businesses 1999	Core businesses 1998	Discontinuing operations 1999	Discontinuing operations 1988
Cash and cash equivalents**	(12)	**556**	303	530	127	**26**	188
Marketable securities	(13)	**19**	10	19	10	**0**	0
Receivables**	(14)	**543**	964	485	337	**58**	707
Inventories	(15)	**623**	1 047	409	383	**214**	664
Prepaid expenses and accrued income	(16)	**143**	123	136	75	**7**	48
		1 884	2 447	1 579	932	**305**	1 607
Non-current assets							
Loans and mortgages receivable**		**116**	52	134	71	**4**	42
Investments in associated companies	(17)	**55**	14	55	3	**0**	11
Other investments		**14**	12	14	8	**0**	4
Fixed assets	(18)	**761**	1 795	671	624	**90**	1 171
Intangible assets	(19)	**189**	38	187	12	**2**	26
	(20)	**1 135**	1 911	1 061	718	**96**	1 254
		3 019	4 358	2 640	1 650	**401**	2 861
Liabilities							
Payables**	(21)	**443**	607	389	196	**54**	491
Accrued liabilities	(22)	**40**	146	28	37	**12**	109
Customer advances	(23)	**220**	469	193	80	**27**	389
Financial debts**	(24)	**350**	959	274	323	**98**	709
Provisions	(25)	**901**	1 063	841	682	**60**	381
	(26)	**1 954**	3 244	1 725	1 318	**251**	2 079
Minority interests		**13**	17	12	10	**1**	7
Shareholders' equity							
Share capital		**263**	254	263	254		
Reserve for treasury shares		**19**	12	19	12		
Other reserves and retained earnings		**770**	831	621	56	**149**	775
	(27)	**1 052**	1 097	903	322	**149**	775
		3 019	4 358	2 640	1 650	**401**	2 861
Contingent liabilities	(28)	**30**	55	15	15	**15**	40

Assets

in CHF millions

** Amounts shown for the core businesses and for discontinuing operations include intercompany receivables and payables which have been eliminated in the total.

The balance sheet of the discontinuing operations as of 12/31/1999 reflects only Pilatus and Hotel Zurich.

Liabilities and shareholders' equity

in CHF millions

20

Consolidated statement of changes in financial position

in CHF millions

* Core businesses exclude, discontinuing operations include businesses founded as of 1/1/1999

		Total		Core businesses		Discontinuing operations	
	Notes	**1999**	1998	**1999**	1998	**1999**	1998 *
Net income / loss incl. minority interests		**6**	–164	**54**	49	**–48**	–213
Reclassification of part of result	(33)			**–14**	–17	**14**	17
Depreciation of fixed assets		**130**	196	**89**	82	**41**	114
Other depreciation and amortization		**13**	13	**9**	6	**4**	7
Increase (+), decrease (–) in provisions		**18**	–81	**48**	–24	**–30**	–57
Losses (+), gains (–) from equity investments		**0**	–2	**0**	0	**0**	–2
Losses (+), gains (–) from sales of non-current assets		**125**	–16	**125**	–2	**0**	–14
Net funds before change in net current assets		**292**	–54	**311**	94	**–19**	–148
Decr. (+), incr. (–) in receivables / accr. assets / mark. sec.		**–202**	63	**–284**	–34	**82**	97
Decrease (+), increase (–) in inventories		**–114**	329	**–25**	60	**–89**	269
Increase (+), decrease (–) in payables/accrued liabilities		**72**	29	**79**	–5	**–7**	34
Increase (+), decrease (–) in customer advances		**5**	–137	**41**	–39	**–36**	–98
Net funds from / used by operations		**53**	230	**122**	76	**–69**	154
Capital expenditures in fixed assets		**–169**	–261	**–124**	–132	**–45**	–129
Investments in subsidiaries / assoc. co. / others		**–29**	–16	**–29**	–14	**0**	–2
Capital expenditures in intangible assets		**–20**	–3	**–18**	–1	**–2**	–2
Internal transfers of non-current assets				**–142**	0	**142**	0
Decrease (+), increase (–) in loans receivable		**–112**	–3	**–102**	–6	**–10**	3
Incr. (+), decr. (–) in cash from purchase/sale of subsidiaries		**–150**	–1	**–1**	2	**–149**	–3
Proceeds from sales of fixed assets		**68**	205	**20**	38	**48**	167
Proceeds from sales of consolidated subsidiaries		**532**	8	**532**	0	**0**	8
Proceeds from sales of unconsolidated subsidiaries		**1**	3	**1**	3	**0**	0
Dividends received from associated companies		**1**	1	**1**	0	**0**	1
Net funds from / used by investing activities		**122**	–67	**138**	–110	**–16**	43
Increase in share capital		**71**	55	**71**	55	**0**	0
Internal capital increase / restructuring contributions				**–126**	49	**126**	–49
Transactions with minority shareholders		**4**	0	**4**	0	**0**	0
Dividends paid	(33)	**–4**	–26	**207**	–3	**–211**	–23
Increase in (+), repayment of (–) financial debts		**4**	–160	**1**	–71	**3**	–89
Net funds from / used by financing activities		**75**	–131	**157**	30	**–82**	–161
Conversion adjustments		**3**	6	**–2**	3	**5**	3
Increase (+), decrease (–) in cash and cash equivalents		**253**	38	**415**	–1	**–162**	39
Incr. (–), decr. (+) financial debts from purchase / sale of subs.		**613**	2				
Repayment of (+), increase in (–) financial debts		**–4**	160				
Decrease (+), increase (–) in net debt		**862**	200				

21

Accounting principles

Basis

The consolidated financial statements were prepared in accordance with International Accounting Standards (IAS).

In addition, the consolidated financial statements comply with the recommendations of the FER (Swiss Professional Commission for Accounting Recommendations).

The consolidation was based on audited annual accounts of the individual subsidiaries which were prepared according to uniform Group accounting principles.

Changes in accounting principles

Discontinued use of current value principle for fixed assets as of 12/31/1999
Supported by the current practice of Swiss companies, the current value principle was discontinued. The accumulated revaluations and the related deferred tax liabilities were reversed against shareholders' equity as of 12/31/1999 without impacting net income. This change has no impact on the results shown for 1999. To maintain comparability of depreciation expense, the remaining useful lives of real estate will be appropriately shortened as of 12/31/1999 on an individual asset basis. A restatement of prior year figures is not possible due to disposals of fixed assets made in the current and in the previous year, whose results were based on current valuation of the assets at the time of their disposal.

Accounting for post-employment benefit plans
In compliance with IAS 19 (revised), actuarial appraisals were obtained as of 1/1/1999 for all defined benefit plans according to the expanded definition. The net amount resulting from the increase in the post-employment benefit assets and provisions was recorded as a restatement and charged against shareholders' equity.

Consolidation principles

Method and extent of consolidation
December 31 represents the uniform closing date for all companies included in the consolidated financial statements. All companies in which Oerlikon-Bührle Holding AG has either a direct or indirect interest exceeding 50% of the shareholders' voting rights and companies over which industrial control is assured through contractual arrangements are consolidated. Using the full consolidation method, the assets, liabilities, income and expenses of these consolidated subsidiaries are included in their entirety. Minority interests are shown separately in the consolidated financial statements. Group companies acquired or sold are included in or, respectively, eliminated from, the consolidated financial statements as of the month of purchase or sale. All majority and minority interests held are shown in the organization chart at the end of this report.

Capital consolidation
The capital consolidation is performed according to the Anglo-Saxon purchase method.

Goodwill
At the time of their initial consolidation, the assets and liabilities of consolidated subsidiaries are valued according to uniform Group principles. The difference between the purchase price and the net assets of the acquired company based on such valuation is capitalized as goodwill or badwill in the year of acquisition and amortized linearly, usually over five years (over ten years maximum), as a component of net income.

Conversion of foreign currencies
Assets and liabilities of foreign subsidiaries are converted into Swiss francs at the exchange rate prevailing as of the balance sheet date; income and expenses of foreign subsidiaries are converted into Swiss francs using average rates for the year. Differences resulting from the application of different exchange rates are added to or deducted from shareholders' equity without impacting net income.

Exchange gains and losses reported by the individual subsidiaries are included in net income. Exchange gains and losses resulting from specific intercompany financial transactions which are of a long-term investment nature are excluded from this rule and are charged or credited directly to shareholders' equity.

At the time foreign subsidiaries are sold, accumulated conversion differences recorded directly in shareholders' equity are included in the income statement as gain or loss on sales of investments.



Revaluation reserve

As a result of the discontinuation of the current value principle, the revaluation reserve has been reversed, i.e. reduced to zero (see the movements in fixed assets).

Because the revaluations were reversed only as of 12/31/1999, the following principles still apply to the income statement: Revaluations of land and buildings resulting from the application of the current value principle were credited directly to shareholders' equity and had no impact on net income. On the contrary, the higher depreciation expense resulting from the revaluation of buildings was constantly included in income. At the time such revalued assets were sold, the related revaluation reserve, together with the related deferred tax provision, was transferred to retained earnings without affecting net income. Gains and losses on sales of real estate reported in the income statement thus represent the difference between sales proceeds and disposal at current values.
Thus, compared with recording fixed assets at historical cost values, the income statement reflects higher depreciation expense and lower results from sales of these assets.

Elimination of intercompany profits

Profits on intercompany sales not yet realized through sales to third parties as of year-end, as well as intercompany results on transfers of fixed assets and investments in subsidiaries, are eliminated in the consolidation. Excluded from elimination are intercompany profits on inventories associated with binding customer orders.

Valuation principles

Cash and cash equivalents

These assets are placed with first-class financial institutions. Time deposits included therein mature in three months or less.

Receivables

The allowance for doubtful accounts is determined systematically by individual evaluation of overdue accounts as well as by a lump sum amount for accounts not yet due (latent risk). Based on cost-benefit evaluation, these risks are insured with third parties only in rare cases.

Inventories

Inventories of raw materials, purchased components and trade merchandise are carried at cost, determined either by the FIFO or the weighted average cost method. Produced components, work in process and finished goods are carried at the cost to produce. This includes all costs of material and labor as well as a reasonable allocation of overhead. Recognizable reductions in value resulting from obsolescence, excess stock, declines in replacement cost or sales price, etc. are taken into consideration by appropriate write-offs of inventory values.

Unconsolidated investments in subsidiaries

Under the equity method, investments held in associated companies (ranging from 20 to 50% of voting rights) are carried in the balance sheet at an amount equal to the Oerlikon-Bührle Group's proportional share of the investee's net equity value. The Oerlikon-Bührle Group's proportional share in the investee's net income is included in the income statement under other result. Other investments (less than 20% of voting rights) are stated at cost less any necessary write-offs.

Fixed assets

Fixed assets are recorded at cost, less economically necessary depreciation.

Except for special write-offs due to economical conditions, depreciation is calculated according to the straight-line method using uniform useful life categories established within the Group. Asset useful lives, as specified for eight asset categories, lie within the following Group ranges:

- Plant and equipment: 3–15 years
- Production and administration buildings used in Group operations: 20–50 years

Fixed assets used under financial leasing agreements are treated the same as fixed assets owned outright.

Intangible assets

Intangibles include patents, licenses, trademarks and similar rights purchased from third parties, including goodwill resulting from the purchase of shares in consolidated subsidiaries and associated companies. Intangible assets are amortized linearly over their economically useful lives, but when such useful lives cannot be clearly determined, over a period not to exceed five years (goodwill maximum ten years).

23

Provisions
Provisions are established based on consistent economic criteria applied uniformly throughout the Group. They serve to cover recognizable potential losses and performance commitments.

Post-employment benefit plans
Within the Group, various post-employment benefit plans exist which differ in their purpose and financing according to local needs. Obligations and assets under defined benefit plans are valued by independent actuaries at least every three years. In these calculations, the projected unit credit method is applied uniformly throughout the Group. Costs and cost reductions which result from the introduction of or changes in benefits provided for by a plan are charged or credited to income linearly over the average remaining period until the amended benefits become vested. The impact of changes in plans relating to retirees is recorded in the income statement at once. Actuarial gains and losses, which result among other reasons from changes in actuarial assumptions, are charged or credited to income linearly over eight years, if such deviations exceed 10 percent of the projected benefit obligation or – if larger – of the plan assets. The interest component included in the increase in provisions for unfunded plans with no segregated assets is included in the financial result. The calculation of the interest component is performed on an individual company basis using discount rates determined by third party appraisals.

Income statement

Sales
Sales represent amounts invoiced for goods and services less value-added tax and other openly invoiced sales taxes, as well as deductions for returns and discounts. Revenue under long-term construction and service contracts is recognized according to the percentage of completion method.

Research and development
Research costs are charged directly to income as incurred. Development costs are also charged against income as incurred, because the restrictive requirements for capitalization under IAS 9 'Research and Development Costs' are not met.

Interest on financial debts
Interest expenses are charged against income without restriction. Thus, no borrowing costs directly incurred during construction have been capitalized.

Taxes
Current year income taxes are accrued based on the current year income reported locally by the individual Group companies.

Wherever the tax basis differs from Group values, deferred taxes are determined and recorded by applying currently effective local tax rates to the differences (liability method). Deferred tax assets resulting from negative differences are thereby capitalized only to the extent that their realization through corresponding profits is expected.

To the extent that the offset of tax loss carry-forwards against future earnings is deemed probable, these benefits are capitalized or netted against any positive valuation differences on an individual company basis. Taxes payable on anticipated dividends from subsidiaries are not material and are not accrued.

Restructuring costs
Expenses associated with organizational changes are reported as operating result, or in exceptional cases, as other result.

Financial instruments
Forward contracts and options are not entered into on a speculative basis, but are used exclusively to reduce specific foreign currency and interest rate risks associated with the Group's business. Counterparties are first class financial institutions. Foreign currency derivatives are valued either directly with the underlying hedged transactions, to the extent that such transactions are reflected in the balance sheet, or are separately accrued as of the balance sheet date.

In order to reduce foreign currency risks, financial debts of Group companies are denominated in their own congruent currencies. Interest rate risks are limited by splitting financial debts according to their maturity dates and interest conditions. The Group centrally coordinates and optimizes the conditions of Group companies' net debt through a cash management program in the relevant CHF area.

Related parties

Related party transactions
Transactions with related parties are conducted on an arm's length basis.

24

Notes to the consolidated financial statements

Note (1)

Changes in Group companies

The following changes in Group companies occurred in 1999 (business segment/transaction/date of exclusion from the consolidation):

Disposals of entire business segments

- Bally — 24 companies (sale/July 1, 1999)
- Oerlikon Contraves Defence — 9 companies without Space Division (sale/July 1, 1999)
- Oerlikon-Bührle Immobilien — 3 companies (sale/July 1, 1999)

Disposals of individual companies and parts of operations

- Horizon Immobilien AG, Zurich/CH (Oerlikon-Bührle Immobilien/sale/January 1, 1999)
- Horizon Immobilien-Verkaufs AG, Zurich/CH (Oerlikon-Bührle Immobilien/sale/January 1, 1999)
- Leybold Canada Inc., Mississauga/CA (Core businesses/sale/July 1, 1999)
- Leybold Technologies Inc., Enfield/US (Core businesses/closing/December 31, 1999)
- Crystal puller systems and turbine blade coating business of Leybold Systems GmbH, Hanau/D (Core businesses/sale/August 1, 1999)

Additions

- Contraves Space AG, Zurich/CH (Core businesses/formed from a spin-off from Oerlikon Contraves/January 1, 1999)
- Seven additional legal entities in core businesses were added following their foundation.

The impact of disposals of entire business segments can be seen on the face of the financial statements, where discontinuing operations are presented separately.

Note (2)

Conversion rates

The following rates were used to convert the most important foreign currencies in the balance sheet and income statement into Swiss francs:

in CHF

	Average rates		Change	Year-end rates		Change
	1999	1998	99/98	**1999**	1998	99/98
1 USD	**1.50**	1.45	3.4%	**1.58**	1.38	14.5%
1 CAD	**1.02**	0.98	4.1%	**1.09**	0.89	22.5%
1 GBP	**2.41**	2.40	0.4%	**2.57**	2.30	11.7%
100 DEM	**81.81**	82.37	–0.7%	**82.32**	82.23	0.1%
100 FRF	**24.39**	24.61	–0.9%	**24.54**	24.52	0.1%
100 ITL	**0.083**	0.084	–1.2%	**0.083**	0.083	0.0%
100 JPY	**1.330**	1.110	19.8%	**1.560**	1.210	28.9%

Impact of conversion rates on sales

Note (3)

in percent

	Change from prior year	
	Effective	Excluding conversion impact
Core businesses	1.2	0.6
Oerlikon Contraves Defence*	–74.1	–74.1
Pilatus	13.1	11.7
Bally*	–56.8	–57.2
Oerlikon-Bührle Immobilien*	–43.1	–43.1
Group	**–20.4**	**–20.9**

* Divisions which were excluded from the consolidation beginning July 1, 1999 are shown with sales for the first six months.

Other operating expense and income

Note (4)

in CHF millions

Other operating expense and income	1999	1998
License, patent and know-how revenue	**3**	11
Other operating income	**43**	67
Income	**46**	78
Taxes not based on income	**–10**	–10
Other operating expenses	**–29**	–18
Expense	**–39**	–28
Total	**7**	50

Expenses included in operating result

Note (5)

in CHF millions

Expenses included in operating result	1999	1998
Salaries and wages	**801**	969
Social security and other employee benefits	**153**	184
Personnel expense	**954**	1 153
Depreciation and amortization of		
– operating fixed assets	**127**	191
– intangible assets (excl. goodwill)	**6**	4

Of the total cost of social security and other employee benefits of CHF 153 million, CHF 34 million (prior year CHF 46 million) relate to specific post-employment benefit plans of the individual companies. The remainder includes the legally required retirement benefit contributions of Group companies as well as other social security expenses.

Note (6)

in CHF millions

Special operating items / amortization of goodwill

	Operating result before special items	Special items	Amortization of goodwill	**Operating result**
Core businesses	138	–24	–3	**111**
Oerlikon Contraves Defence	–27	0	–1	**–28**
Pilatus	12	0	0	**12**
Bally	–33	3	0	**–30**
Oerlikon-Bührle Immobilien	17	0	–2	**15**
Total	107	–21	–6	**80**

With the exception of Bally (income from reversal of provisions), special operating items include exclusively the reorganization costs in connection with the strategical reorientation – moving towards a focussed technology Group.

Note (7)

in CHF millions

Impact of conversion rates on operating result

	Change from prior year	
	Effective	Excluding conversion impact
Core businesses	10	13
Oerlikon Contraves Defence	55	56
Pilatus	1	–1
Bally	86	82
Oerlikon-Bührle Immobilien	–5	–5
Total	**147**	**145**

Note (8)

in CHF millions

Financial result	**1999**	1998
Interest income	**7**	14
Other financial income	**3**	3
Financial income	**10**	17
Interest on financial debts	**–31**	–53
Interest on post-employment benefit provisions	**–16**	–19
Write-offs of financial assets	**–1**	0
Other financial expense	**–2**	–6
Financial expense	**–50**	–78
Exchange gains / losses, net	**22**	–3
Total	**–18**	–64

27

Loss from sales of entire business segments

Note (9)

in CHF millions

	Gross sale proceeds	Consolidated equity value	**Gain/loss on sale 1999**
Bally	75	210	−135
Oerlikon Contraves Defence	312	184	128
Oerlikon-Bührle Immobilien	171	105	66
Gross profit	**558**	**499**	**59**
– Selling expenses and provisions for expenses to be incurred			−73
Total			**−14**

Due to the application of tax loss carry-forwards, the sales of entire business segments did not result in any income tax expense for Oerlikon-Bührle Holding AG.

Other result

Note (10)

in CHF millions

Other result	**1999**	1998
Share in earnings of associated companies	**2**	2
Amortization of goodwill on associated companies	**−2**	0
Result from sale of associated companies	**0**	3
Result from associated companies	**0**	5
Rental income from non-operating real estate	**9**	10
Expense of non-operating real estate	**−3**	−12
Depreciation of non-operating real estate	**−3**	−4
Result from sale of non-operating real estate	**3**	16
Result from non-operating real estate	**6**	10
Result from sale of operating real estate	**−29**	9
Result from sale of investments (excl. entire business segments)	**−2**	−14
Other non-operating expense and income	**1**	−35
Other non-operating result	**−30**	−40
Total	**−24**	−25

Amortization of goodwill in 1999 includes the pro-rata two-month amortization of goodwill resulting from the purchase of a minority interest in ESEC Holding SA, Steinhausen, Switzerland.

The 1999 loss from sale of operating real estate includes a value adjustment of CHF −31 million made on real estate in Germany.

Other non-operating expense and income reported in the prior year included the loss on the sale of Pilatus Britten-Normann Ltd. as well as provisions made in the amount of CHF 38 million for clearing out old waste from Oerlikon Contraves.

Note (11)
in CHF millions

Income taxes	1999	1998
Current income taxes	**31**	32
Deferred taxes	**–13**	–24
Total	**18**	8

in CHF millions

Analysis of tax expense	1999		1998	
	Result before taxes	**Tax expense**	Result before taxes	Tax expense
Group total	**24**	**18**	–156	8
– Business segments sold	**45**	**–2**	211	2
Group excluding business segments sold	**69**	**16**	55	10
Expected tax expense based on weighted average tax rate 1999: minus 23.2% (1998: plus 12.7%)*		**–16**		7
Difference between actual/expected tax expense		**32**		3
Explanation of difference:				
Deferred taxes on 1999 tax losses not capitalized		**41**		3
Utilization of tax loss carry-forwards not capitalized		**–8**		–8
Change in negative valuation differences not capitalized		**–1**		3
Expiration of tax loss carry-forwards capitalized		**5**		0
Impact of changes in tax rates		**–5**		–1
Subsequent taxes for prior periods (incl. credits)		**–3**		0
Non-tax deductible expenses		**5**		1
Non-taxable income		**–6**		–1
Separate taxes on special income items		**0**		1
Other items		**4**		5
Total tax expense in excess of expected expense		**32**		3

in CHF millions

* Calculation of tax rates	1999			1998		
	Result before taxes	Average tax rate	Expected tax expense	Result before taxes	Average tax rate	Expected tax expense
Total income (company basis)	561	13.8%	77	188	26.0%	49
Total losses (company basis)	–233	40.1%	–93	–167	25.2%	–42
Net	328	–4.9%	–16	21	32.1%	7
Consolidation entries not subject to taxes	–259	0.0%	0	34	0.0%	0
Total	69	**–23.2%**	–16	55	**12.7%**	7

Cash and cash equivalents	1999	1998
Cash, postal and current bank accounts	**126**	204
Time deposits	**430**	99
Total	**556**	303
Change against previous year	**253**	38
Due to sales of Group companies	**–151**	-
Due to conversion differences	**7**	–3

Note (12) in CHF millions

Marketable securities

Note (13)

This item represents 104 500 registered shares in Oerlikon-Bührle Holding AG, which were purchased on the stock market during 1998 and 1999 and are valued at cost (see also note 27).

Receivables	1999	1998
Trade accounts receivable	**479**	869
Trade notes receivable	**31**	54
Other receivables	**76**	126
Allowance for doubtful accounts	**–43**	–85
Total	**543**	964
Change against previous year	**–421**	–88
Due to sales of Group companies	**–532**	–1
Due to conversion differences	**22**	1

Note (14) in CHF millions

Inventories	1999	1998
Raw materials and components	**148**	348
Work in process	**193**	257
Finished goods	**90**	94
Trade merchandise	**52**	233
Advances for inventories	**15**	15
Accrued sales under percentage of completion method	**125**	100
Total	**623**	1 047
Change against previous year	**–424**	–352
Due to sales of Group companies	**–538**	–33
Due to conversion differences	**38**	19

Note (15) in CHF millions

CHF 409 million, representing 66% of inventories, relate to the core businesses, CHF 214 million, or 34%, to the Pilatus Division.

Note (16)

in CHF millions

Prepaid expenses and accrued income	**1999**	1998
Deferred tax receivables	**91**	43
Post-employment benefit assets	**30**	15
Other prepaid expenses and accrued income	**22**	65
Total	**143**	123
Change against previous year	**20**	21
Due to sales of Group companies	**–64**	–
Due to conversion differences	**2**	–1

Of the total CHF 48 million increase in deferred tax receivables, CHF 9 million is due to the discontinuation of the current valuation principle for real estate (see also note 25), CHF 16 million is attributable to bringing part of German real estate into a new company (recorded against higher deferred tax provisions), and CHF 9 million resulted from the capitalization of deferred tax receivables resulting from the spin-off of the Space Division. The remaining change is attributable to normal movements.

Note (17)

Investments in associated companies

Subsidiaries accounted for by the equity method	Group ownership
ESEC Holding SA, Steinhausen/CH	27%
Balzers-Elay SA, Antzuola/ES	25%
Hispano Didactica SA, Pinto (Madrid)/ES	40%
Ebulus Vermietungsges.mbH, Dusseldorf/DE	26%

in CHF millions

Key figures for associated companies	**1999**	1998
Group ownership*		
– Share in net equity	**55**	14
– Share in net income	**2**	2
Total figures*		
– Total assets	**384**	71
– Total liabilities	**180**	24
– Sales	**12**	81
– Net income	**2**	4
Receivables from such companies	**0**	0
Payables to such companies	**0**	3

* Where no 1999 financial statements were as yet available, amounts from the previous year have been used.

31

Movements in fixed assets

Note (18)

in CHF millions

	Plant and equipment	Production and administration buildings	Developed land	Advances and assets under construction	Non-operating real estate	Non-operating undeveloped land	**Total**
At cost							
Balance at January 1, 1999	1 410	1 305	74	30	258	20	**3 097**
Conversion differences	43	18	1	1		1	**64**
Changes in Group companies	–628	–730	–29	–12	–77	–4	**–1 480**
Additions	109	46		12	2		**169**
Disposals	–62	–39		–11	–66	–1	**–179**
Transfers	–1	–29		–5	34	–1	**–2**
Balance at December 31, 1999	871	571	46	15	151	15	**1 669**
Accumulated depreciation							
Balance at January 1, 1999	948	580	2		138	1	**1 669**
Conversion differences	25	6			1		**32**
Changes in Group companies	–479	–310	–2		–43	–1	**–835**
1999 depreciation	99	28			3		**130**
Disposals	–54	–2			–31		**–87**
Transfers	–3	–20			22		**–1**
Balance at December 31, 1999	536	282	0		90	0	**908**
Accumulated revaluations							
Balance at January 1, 1999		165	97		63	42	**367**
Conversion differences		1	1				**2**
Changes in Group companies		–91	–64		–10	–10	**–175**
1999 revaluations		–2			–2		**–4**
Disposals					–6	–1	**–7**
Transfers		–2	–7		23	–14	**0**
Discontinued current value principle		–71	–27		–68	–17	**–183**
Balance at December 31, 1999		0	0		0	0	**0**
Net Group values	**335**	**289**	**46**	**15**	**61**	**15**	**761**
Incl. assets under financial leases	7	40					**47**
Insured values in the event of fire	969	769		2	342		**2 082**

To prepare for the sales of entire business segments, significant reclassifications to non-operating real estate were made. The value of premises which have been vacated, i.e. prepared for sale or rental, amounts to CHF 35 million in total (prior year CHF 77 million). Disposals of accumulated revaluations in the amount of CHF 7 million (CHF 17 million in the prior year), representing the realization of these reserves through the sale of the related assets, have been transferred to retained earnings. In addition, the entire balance in accumulated revaluations as of December 31, 1999 was reversed against retained earnings as a result of the discontinuation of the current valuation principle. Transfers include CHF 1 million transferred to intangible assets. Commitments under outstanding orders for capital expenditures amounted to CHF 1 million at the end of 1999 (prior year CHF 2 million).

Note (19)

Intangible assets

The net amount of CHF 189 million (prior year CHF 38 million) shown in the balance sheet represents cost of CHF 216 million less accumulated amortization of CHF 27 million of the total net balance, goodwill accounts for CHF 172 million, and other intangible assets for CHF 17 million. The CHF 151 million increase in intangible assets includes goodwill on the acquisition of ESEC shares in the amount of CHF 168 million. The total purchase price agreed upon for the acquisition of 26.9% of the share capital (bearer shares) of ESEC Holding SA, was CHF 221 million, which includes the price for an option to purchase 525 000 registered shares held by the founder of ESEC.

Note (20)
in CHF millions

Assets pledged / otherwise restricted	1999	1998
Receivables and inventories	**1**	4
Fixed assets	**104**	428
Total	**105**	432

Of the fixed assets balance of CHF 104 million, 55% are pledged as collateral under mortgages outstanding, and 45% are restricted by reservation of ownership under financial lease obligations.

Note (21)
in CHF millions

Payables	1999	Due until 1 year	Due 1 to 5 years	Due beyond 5 years	Secured	1998
Trade accounts payable	**179**	179				357
Trade notes payable	**4**	4				3
Other payables	**260**	260				247
Total	**443**	443	0	0	0	607
Change against previous year	**–164**					22
Due to sales of Group companies	**–406**					–4
Due to conversion differences	**32**					–1

As of December 31, 1999, payables include among other items an obligation to pay CHF 190 million in connection with the acquisition of a 26.9% interest in ESEC Holding SA.

Note (22)
in CHF millions

Accrued liabilities	1999	Due until 1 year	Due 1 to 5 years	Due beyond 5 years	Secured	1998
Total	**40**	40	0	0	0	146
Change against previous year	**–106**					4
Due to sales of Group companies	**–127**					–
Due to conversion differences	**3**					0

Customer advances	1999	Due			Secured	1998
		until 1 year	1 to 5 years	beyond 5 years		
Total	**220**	176	44	0	0	469
Change against previous year	**–249**					–140
Due to sales of Group companies	**–254**					–2
Due to conversion differences	**4**					2

Note (23)
in CHF millions

The core businesses account for 88% of customer advances (prior year 17%), and Pilatus for 12% (prior year 8%). CHF 60 million of customer advances (of which CHF 56 million are invested) relate to contracts accounted for under the percentage of completion method.

Financial debts / net debt	1999	Due			Secured	1998
		until 1 year	1 to 5 years	beyond 5 years		
Current bank accounts	**33**	33				34
Fixed advances	**47**	47				214
Financial bills	**13**	12	1			12
Loans payable	**153**	122	22	9	1	218
Mortgages payable	**57**		2	55	57	361
Financial lease obligations	**47**	6	20	21	47	47
Bond issue	**0**					73
Total financial debts	**350**	220	45	85	105	959
Less cash and cash equivalents	**–556**					–303
Net debt (+) / Net liquidity (–)	**–206**					656
Change against previous year	**–862**					–200
Due to sales of Group companies	**–463**					–20
Due to conversion differences	**39**					–1

Note (24)
in CHF millions

Reflecting their actual economic nature, mortgages not yet cancelled are treated as long-term debt. Of total financial debts, 30% are denominated in Swiss francs, 29% in US dollars, 17% in Euro, 14% in Japanese yen, and 3% in Canadian dollars. The remainder is spread over a total of 10 currencies. Of total financial debts, 86% are owed to banks, and 87% are subject to floating interest rates. As an average taken over all currencies, financial debts resulted in interest charges of 4.4% in 1999 (prior year 4.7%).

Note (25)
in CHF m

Provisions	1999	Due until 1 year	Due beyond 1 year	1998
Current income tax provisions	**27**	23	4	34
Deferred tax provisions	**76**		76	140
Post-employment benefit provisions	**297**	15	282	271
Other provisions	**451**	274	177	404
Provisions for restructuring	**50**	41	9	214
Total	**901**	353	548	1 063
Change against previous year	**–162**			–26
Due to sales of Group companies	**–287**			–4
Due to conversion differences	**87**			–8
Deferred benefits not capitalized resulting from tax loss carry-forwards of CHF 761 million (prior year CHF 1 394 million)	**311**			283
Deferred taxes not capitalized resulting from negative valuation differences of CHF 56 million (prior year CHF 191 million)	**15**			37

Of the total decrease in deferred tax provisions, CHF 44 million resulted from the sale of Group companies and CHF 18 million from the discontinuation of the current valuation principle for fixed assets as of December 31, 1999. The remaining amount of CHF 9 million (of the total impact of the change in accounting principle of CHF 27 million) was considered with the capitalized deferred tax assets. These changes in valuation were recorded directly against shareholders' equity without impacting net income.

Tax loss carry-forwards of CHF 761 million, for which no deferred benefits have been recorded in the balance sheet, expire as follows:

CHF	1	million	in 1 year
CHF	2	million	in 2 years
CHF	9	million	in 3 years
CHF	6	million	in 4 years
CHF	52	million	in 5 years
CHF	691	million	beyond 5 years

The **post-employment benefit provisions** of CHF 297 million (prior year CHF 271 million) are related to the following post-employment benefit plans:

Summary of post-employment benefit plans	**1999**			1998 (after restatement)			
	Total	**Defined benefit plans**	**Defined contribution plans**	Total	Defined benefit plans	Defined contribution plans	
Funded plans	**23**	10	13	38	13	25	Number of plans
Unfunded plans	**16**	16	0	23	23	0	
Active employees covered	**8 190**	7 253	937	11 996	8 132	3 864	Number of persons
Retirees	**1 978**	1 975	3	4 963	2 283	2 680	
Post-employment benefit cost (operating)	**34**	23	11	46	2	44	in CHF millions
Post-employment benefit cost (financial)	**15**	15	0	19	19	0	
Post-employment benefit cost (total)	**49**	38	11	65	21	44	
Post-employment benefit provisions	**297**	295	2	271	268	3	
Post-employment benefit assets	**30**	30	0	15	15	0	

Defined benefit plans	**1999**			1998 (after restatement)		
in CHF millions	**Total**	**Funded**	**Unfunded**	Total	Funded	Unfunded
Plan assets at market values	**615**	615		647	647	
Projected benefit obligation (PBO)	**–826**	–536	–290	–881	–585	–296
Assets in excess of/(below) PBO	**–211**	79	–290	–234	62	–296
Post-employment benefit provisions	**295**	5	290	268	6	262
Post-employment benefit assets	**–30**	–30	0	–15	–15	0
	54	54	0	19	53	–34
Restatement as of 1/1/1999				29	–5	34
Unrecognized gains	**54**	54	0	48	48	0
Of which:						
– actuarial gains/losses	**35**	35	0			
– past service cost	**19**	19	0	48	48	0
Of which unrecognized due to limit to be observed	**36**	36	0	30	30	0

36

in CHF millions

Breakdown of post-employment benefit costs from defined benefit plans	**1999**	1998
Current service cost after deduction of employee contributions	38	
+ Interest cost of post-employment benefit obiligations	40	
– Expected return on plan assets	–37	
+ Recognized past service cost	0	
– Recognized actuarial gains/losses	–3	
Total	**38**	
Assets:		
– Value of fixed assets used by Group companies	0	0
– Receivables from Group companies	0	0

in percent

Actuarial assumptions	**1999**	1998			**1999**	1998	
(weighted average rates)		Restatement				Restatement	
Discount rate	**4.9**	4.8	7.5	Benefit progression	**1.2**	1.2	3.3
Salary progression	**2.8**	2.8	4.2	Return on plan assets	**5.9**	5.9	9.1

Note (26)

in CHF millions

Maturities of debt	**1999**	Due until 1 year	Due beyond 1 year	1998
Payables	**443**	443		607
Accrued liabilities	**40**	40		146
Customer advances	**220**	176	44	469
Financial debts	**350**	220	130	959
Provisions	**901**	353	548	1 063
Total	**1 954**	1 232	722	3 244

31

Changes in shareholders' equity

Note (27)

in CHF millions

	Share capital	Additional paid-in capital	Reserve for treasury shares	Conversion differences	Retained earnings	Revaluation reserve	Deferred taxes on revaluations	Total shareholders' equity
Balance at January 1, 1998	246	362	0	–96	415	387	0	1 314
Restatement of deferred taxes					16		–74	–58
Net income incl. minority interests					–164			–164
Dividends paid					–26			–26
Revaluation of real estate to current values						–3		–3
Realization by sales of fixed assets					13	–17	4	0
Conversion differences				–2				–2
Realization by sales of subsidiaries				–2				–2
OBH capital increase	8	47						55
Transfer for treas. shares purchased			12		–12			0
Balance at December 31, 1998	254	409	12	–100	242	367	–70	1 114
Less minority interests								–17
Total consolidated shareholders' equity 1998								**1 097**
Balance at January 1, 1999	254	409	12	–100	242	367	–70	1 114
Restatement employee benefits 1/1/1999					–16			–16
Net income incl. minority interests					6			6
Dividends paid					–4			–4
Revaluation of real estate to current values						–4	9	5
Realization by sales of fixed assets					6	–7	1	0
Conversion differences				39		2		41
Realization by sales of subsidiaries				94	48	–175	33	0
Transactions with minority shareholders					4			4
OBH capital increase	9	62						71
Transfer for treas. shares purchased			7*		–7			0
Discont. of current values 12/31/1999						–183	27	–156
Balance at December 31, 1999	263	471	19	33	279	0	0	1 065
Less minority interests								–13
Total consolidated shareholders' equity 1999								**1 052**

* At the cost of treasury shares purchased during 1999 to insure Oerlikon-Bührle Holding AG's ability to meet potential commitments arising from its stock option plan (see also note 18 to the financial statements of Oerlikon-Bührle Holding AG).

The restatement of employee benefit obligations according to IAS 19 (revised) is comprised of the following:

Increase in obligations under defined benefit plans	38
Increase in assets under defined benefit plans	–9
Total restatement of such plans shown in note 25	29
Increase in obligations for other long-term employee benefits	3
– Impact on deferred taxes (new valuation differences)	–16
Total restatement	**16**

Note (28)
in CHF millions

Contingent liabilities	1999	1998
Performance guarantees/guarantees of debt	**29**	53
Collateral securities	**0**	0
Discounted notes receivable	**1**	2
Total	**30**	55

Note (29)
in CHF millions

Payments under non-cancellable leases	1999	1998
Due in first year	**7**	45
Due in 2nd year	**5**	36
Due in 3rd year	**4**	25
Due in 4th year	**4**	13
Due in or beyond 5th year	**16**	35
Total	**36**	154

Note (30)
in CHF millions

Financial instruments	1999			1998		
	Contract amounts	**Deviation from market value**		Contract amounts	Deviation from market value	
		Positive	Negative		Positive	Negative
Currency derivatives	**366**	1	12	362	6	3
Interest derivatives	**50**	1	1	94		2
Other derivatives	**0**			0		
Total	**416**	2	13	456	6	5

Positive and negative deviations from market values of currency derivatives are offset by the corresponding gain or loss on the underlying hedged transactions. The maximum risk of counterparty non-performance is represented by the positive deviation from market value. In view of the reputation of the counterparties, this risk is deemed to be minimal.

Group strategy to reduce risk and the valuation principles applied to the individual positions are described under the accounting principles. Amounts shown in the balance sheet for cash and cash equivalents, receivables and payables, as well as for loans receivable and short-term financial debts approximate market values. Risks associated with interest rate changes can be assessed from the information in note 24.

Related parties

Note (31)

No significant related party transactions were conducted in 1999.

Subsequent events

Note (32)

Early in 2000, the Group acquired the company Plasma-Therm Inc., St. Petersburg, Florida, at a cost of USD 12.50 per share (total 11 252 311 shares). This company, with some 170 employees, achieved sales of USD 41 million in 1999.

Consolidated statement of changes in financial position

Note (33)

The reclassification of part of the result includes the loss of CHF 14 million on sales of entire business segments in 1999 (see also note 9), and in 1998 the CHF 17 million result from business operations which were spun-off only as of January 1, 1999. In order to enhance the comparability between years, these results have been allocated to the appropriate business areas in the consolidated income statement. For the presentation of the statement of changes in financial position, these allocations had to be reversed.

Dividends paid by the discontinuing operations of CHF 211 million include an extraordinary intercompany distribution of CHF 194 million made in preparation of the sale of Oerlikon Contraves Defence.

40

Segment information 1998–1999

in CHF millions

	Core businesses		Oerlikon Contraves Defence	
	1999	1998	**1999***	1998
Orders received	**2 040**	1 912	**289**	337
Orders on hand	**756**	626		821
Sales by region				
Switzerland and Liechtenstein	**64**	65	**44**	104
EU countries	**915**	860	**36**	130
North America	**457**	484	**26**	50
Asia	**385**	346	**39**	130
Other areas	**72**	116	**11**	89
	1 893	1 871	**156**	503
Sales by location				
Switzerland and Liechtenstein	**369**	374	**112**	409
EU countries	**918**	894	**22**	61
North America	**413**	417	**18**	26
Asia	**191**	185	**4**	7
Other areas	**2**	1		
	1 893	1 871	**156**	503
Capital expenditures in fixed assets				
Switzerland and Liechtenstein	**32**	38	**4**	13
EU countries	**48**	66	**1**	2
North America	**37**	24		1
Asia	**6**	5		3
Other areas	**1**	4		
	124	137	**5**	19
Number of employees				
Switzerland and Liechtenstein	**1 835**	1 712		1 341
EU countries	**3 458**	3 623		474
North America	**1 247**	1 265		286
Asia	**560**	518		89
Other areas	**24**	11		
	7 124	7 129		2 190
Net Assets**	**773**	850		281
– Assets	**1 509**	1 356		911
– Liabilities	**736**	506		630
Shareholders' equity incl. minority interests	**882**	332		266
Research and development	**150**	160	**15**	34
Operating result	**111**	101	**–29**	–84
Result before taxes	**67**	64	**–27**	–120
Income taxes	**–13**	–15	**0**	–1
Net income / loss incl. minority interests	**54**	49	**–27**	–121
Funds from / used by:				
Operations	**122**	76	**–36**	140
Investing activities	**138**	–110	**80**	–7
Financing activities	**157**	30	**–82**	–142

41

traves efence	Bally		Oerlikon-Bührle Immobilien		Pilatus		Zurich		Total	
1998	**1999***	1998	**1999***	1998	**1999**	1998	**1999**	1998	**1999**	1998
337	**329**	762	**45**	79	**417**	398	**33**	32	**3 153**	3 520
821					**145**	159			**901**	1 606
104	**52**	128	**45**	79	**28**	33	**33**	32	**266**	441
130	**150**	345			**53**	47			**1 154**	1 382
50	**74**	152			**230**	165			**787**	851
130	**39**	92			**73**	22			**536**	590
89	**14**	45			**51**	117			**148**	367
503	**329**	762	**45**	79	**435**	384	**33**	32	**2 891**	3 631
409	**74**	185	**45**	79	**226**	235	**33**	32	**859**	1 314
61	**150**	341				9			**1 090**	1 305
26	**71**	149			**204**	140			**706**	732
7	**28**	66							**223**	258
	6	21			**5**				**13**	22
503	**329**	762	**45**	79	**435**	384	**33**	32	**2 891**	3 631
13	**1**	19	**31**	62	**5**	5	**1**		**74**	137
2	**2**	13							**51**	81
1		4							**37**	29
3		1							**6**	9
		1							**1**	5
19	**3**	38	**31**	62	**5**	5	**1**		**169**	261
1 341		1 126		332	**996**	944	**198**	201	**3 029**	5 656
474		1 219							**3 458**	5 316
286		415			**45**	35			**1 292**	2 001
89		108							**560**	715
		41			**3**	1			**27**	58
2 190		2 909		332	**1 044**	980	**198**	201	**8 366**	13 741
281		451		160	**205**	212	**37**	77	**1 015**	2 031
911		599		409	**319**	306	**41**	81	**1 869**	3 662
630		148		249	**114**	94	**4**	4	**854**	1 631
266		217		107	**143**	152	**40**	40	**1 065**	1 114
34					**23**	19			**188**	213
–84	**–30**	–116	**15**	20	**12**	11	**1**	1	**80**	–67
–120	**–29**	–108	**11**	17	**16**	–8	**0**	–1	**24** □	–156
–1	**2**	10	**–4**	–7	**–3**	5	**0**	0	**–18**	–8
–121	**–27**	–98	**7**	10	**13**	–3	**0**	–1	**6** □	–164
140	**–42**	–7	**–7**	4	**12**	16	**4**	1	**53**	230
–7	**–23**	14	**–66**	41	**–7**	–5	0	0	**122**	–67
–142	**–22**	0	**22**	–8	**3**	–10	**–3**	–1	**75**	–131

* As a result of the disposals of Oerlikon-Bührle Immobilien, Bally and Oerlikon Contraves Defence effective July 1, 1999, the figures presented include only a six-month period for these Divisions.

** Net assets include all operating current and non-current assets (excluding cash and cash equivalents and financial assets), less operating liabilities (excl. financial debts, provisions for post-employment benefits and for taxes and other provisions not charged against operating result).

□ Total amount inclusive loss from sales of entire business segments of CHF 14 million (not allocated to the individual business segments).

Report of the Group auditors

To the annual shareholders' meeting of Oerlikon-Bührle Holding AG, Zurich

As auditors of the Group, we have audited the consolidated financial statements (income statement, balance sheet, statement of changes in financial position and notes, see pages 6 to 29) of Oerlikon-Bührle Holding AG for the year ended December 31, 1999.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the profession and with the International Standards on Auditing issued by the International Federation of Accountants (IFAC), which require that an audit be planned and peformed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosure in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Accounting Standards (IAS) and comply with the law. In addition, the consolidated financial statements have been prepared in accordance with the Accounting and Reporting Recommendations (ARR), and the accounting provisions as contained in the Listing Rules of the Swiss Exchange.

We recommend that the consolidated financial statements submitted to you be approved.

Zurich, March 14, 2000

ATAG Ernst & Young AG

Werner Schlapbach
Swiss Certified Public Accountant
(in charge of the audit)

Ancillo Canepa
Swiss Certified Public Accountant
(in charge of the audit)

Key figures 1995 – 1999

	1999	1998	1997	1996	1995	
						in CHF millions
Orders received	**3 153**	3 520	3 713	3 531	3 741	
Sales	**2 891**	3 631	3 918	3 613	3 814	
Operating result	**80**	–67	210	188	146	
Financial result	**–18**	–64	–61	–75	–93	
Other result	**–38**	–25	–37	–2	–25	
Income taxes	**–18**	–8	–28	–50	–24	
Minority interest in net income	**–1**	–5	–9	1	–1	
Net income / loss	**5**	–169	75	62	3	
Personnel expense	**954**	1 153	1 203	1 172	1 281	
Research and development	**188**	213	206	161	175	
Depreciation of fixed assets	**130**	196	157	163	168	
Other depreciation and amortization	**13**	13	12	9	6	
Current assets	**1 884**	2 447	2 818	3 133	3 005	
Non-current assets	**1 135**	1 911	2 042	2 160	2 205	
Current liabilities	**1 232**	1 925	2 026	2 402	2 489	
Long-term liabilities	**722**	1 319	1 520	1 655	1 609	
Minority interests	**13**	17	22	23	20	
Shareholders' equity	**1 052**	1 097	1 292	1 213	1 092	
Total assets	**3 019**	4 358	4 860	5 293	5 210	
Inventories	**623**	1 047	1 399	1 485	1 497	
Fixed assets	**761**	1 795	1 924	2 031	2 062	
Net assets	**1015**	2 031	2 487	2 818	2 747	
Net debt (+) / Net liquidity (–)	**–206**	656	856	1 174	1 276	
Net funds from operations	**53**	230	396	162	105	
Capital expenditures in fixed assets	**169**	261	239	250	246	
Above excl. Oerlikon-Bührle Immobilien	**138**	199	172	160	151	
Proceeds from sales of fixed assets	**68**	205	164	100	155	
Above excl. Oerlikon-Bührle Immobilien	**62**	100	72	59	62	
Number of consolidated Group companies	**77**	109	107	110	102	
Number of employees at year-end	**8 366**	13 741	14 829	15 543	17 118	
Average number of employees	**11 054**	14 285	15 186	16 331	17 455	
Sales per employee in CHF	**261 500**	254 200	258 000	221 200	218 500	
Operating result as % of net assets	**7.9**	–3.3	8.4	6.7	5.3	
Non-current assets as % of total assets	**37.6**	43.9	42.0	40.8	42.3	
Equity ratio	**34.8**	25.2	26.6	22.9	21.0	

44

Investor information

in CHF

Registered shares		**1999**	1998	1997	1996	1995
Par value		**20**	20	20	20	20
Voting rights per share		**1**	1	1	1	1
Shares outstanding		**13 170 092**	12 675 766	12 299 726	12 150 092	12 150 092
Shares with voting and dividend rights		**13 065 592**	12 611 266	12 299 726	12 150 092	12 150 092
Total number of voting rights		**13 065 592**	12 611 266	12 299 726	12 150 092	12 150 092
Stock market prices*	high	**320**	310	205	136	136
	low	**157**	149	132	94	85
	year-end	**320**	161	205	132	94
Net income per share*		**0.38**	–13.33	6.10	5.10	0.25
Equity per share*		**80**	87	105	100	90
Dividends per share		**–**	–	1.50	1.20	–

* adjusted values

Changes in the capital structure

1994
Creation of a conditional share capital of CHF 30.0 million to provide the basis for the issue of convertible bonds or bonds with warrants.

1996
Issue of CHF 150.0 million in 2.25% convertible bonds maturing in 2001. The bonds, which had a nominal value of CHF 5 000 each, could be converted without fees from January 1, 1997 to December 31, 2001 at the latest into 34 registered shares with a nominal value of CHF 20 each plus a cash payment of CHF 36 (conversion price CHF 146). Conversion rights were secured by reserving 1 020 000 registered shares with a total value of CHF 20.4 million.

1997
A total of 149 634 registered shares were issued as a result of the exercise of conversion rights on the 2.25% 1996–2001 bond issue, representing an increase of CHF 3.0 million in share capital. The conditional share capital thus declined by CHF 3.0 million to CHF 27.0 million.

1998
Additional exercise of conversion rights on the 2.25% 1996-2001 bond issue resulted in the issue of 376 040 registered shares and an increase in shareholders' equity of CHF 7.5 million. The conditional share capital was thus reduced by an additional CHF 7.5 million to CHF 19.5 million.

1999
The remaining bonds outstanding from the 2.25% 1996-2001 issue were converted, whereby another 494 326 registered shares were issued and the share capital increased by an additional CHF 9.9 million. All of the remaining CHF 72.7 million in bonds from this issue were thereby converted into registered shares, resulting in a reduction in conditional share capital to CHF 9.6 million.

Additional information		1999	1998	1997	1996	1995
Share capital		**263.4**	253.5	246.0	243.0	243.0
Conditional share capital	total	**9.6**	19.5	27.0	30.0	30.0
	thereof not reserved	**9.6**	9.6	9.6	9.6	–
Market capitalization	high	**4 214**	3 930	2 521	1 652	1 652
	low	**2 068**	1 889	1 604	1 142	1 032
	year-end	**4 214**	2 041	2 521	1 604	1 142

in CHF millions

Major shareholders	1999	1998	1997	1996	1995
Bührle family	**35%**	37%	37%	31%	31%
Shareholder represented by a fiduciary	**7%**	7%	7%	–	–
Represented directly by the Board of Directors	**–**	–	37%	31%	36%

Registered shares Oerlikon-Bührle (Price development in Zurich)



1998
1999
2000
420
400
380
360
340
320
300
280
260
240
220
200
180
160
140
J F M A M J J A S O N D J F M A M J J A S O N D J F
SPI (Swiss Performance index)
High in CHF
Low in CHF

Operating companies

Country	Activity	Name, registered office	Group owns (%)	Number of employees	President
Core businesses					
Austria	□ △	Balzers GmbH, Kapfenberg	100	13	Zechner, Johann
Belgium	□ △	S.A. Balzers N.V.,Zaventem	100	38	Van Agtmaal, Hans
	△	Leybold N.V., Nossegem-Zaventem	99.5	10	Nuytten, Claude
Brazil	□ △	Balzers Ltda., Jundiai SP Balinit do Brasil Campos, W.	95	24	
Canada	□ △	SCI Surface Coating Industries Corporation, Mississauga, Ontario	80.83	28	Langlois, Robert
China	□ △	Leybold Vacuum Equipment, Manufacturing Co. Ltd.	99.5	22	Ng, Damian
Finland	△ ◇	Balzers and Leybold Instrumentation Ab, Mariehamn	100	9	Bjoerkman, Per
France	○	Balzers et Leybold France Holding SA, St.Thibault des Vignes	100	1	Vogt, Andreas
	△ ◇	Balzers Process Systems France S.A., Palaiseau	100	32	van Agtmaal, Hans
	□ △ ◇	Leybold SA, Courtaboeuf Cedex	99.5	201	Hetzel, Roland
	□ △ ◇	Nextral SA, St.-Ismier	51.44	30	Parrens, Pierre
	□ △	Balzers Revêtements sous vide France SA, Saint-Thibault-Des-Vignes	100	197	Collignon, Pierre
Germany	□ △ ◇	Balzers Thin Films GmbH, Geisenheim	99.5	72	Lingner, Claus
	□ △	Leybold Systems und Service GmbH, Dresden	99.5	45	Grossmann, Frank
	□ △ ◇	Leybold Materials GmbH, Hanau	99.5	97	Stock, Rudolf
	○	Balzers und Leybold Beteiligungs-GmbH, Hanau	99.5	0	Bourrat, Corinne
	□ △ ◇	Leybold Vakuum GmbH, Cologne	99.5	1018	Mattern-Klosson, Monika
	□ △ ◇	Leybold Systems GmbH, Hanau	99.5	537	Wellerdieck, Klaus
	○	Balzers und Leybold Vermietungsges. mbH & Co.KG, Hanau	93.53	24	Manke Joachim
	△	Balzers Prozeß Systeme Vertriebs- u. Service GmbH, Munich	99.5	26	Eller, Guenter
	□ △ ◇	Balzers SCI GmbH, Hanau	99.5	0	Poehnert, Hagen
	□ △ ◇	Balzers Process-Systems GmbH, Alzenau	99.5	243	Wellerdieck, Klaus
	○	Balzers und Leybold Deutschland Holding AG, Hanau	99.5	51	Manke, Joachim
	□ △ ◇	Balzers Leybold Optics GmbH, Hanau	99.5	0	Meinel, Juergen
	□ △ ◇	Leybold Didactic GmbH, Hürth	99.5	224	Hohmann, Rainer
	○	Leybold Verwaltungs GmbH, Cologne	99.5	0	Grass, Guenter
	○	Balzers und Leybold Verm.- und Verwaltungs GmbH, Hanau	99.5	0	Manke, Joachim
	□ △	Balzers Verschleißschutz GmbH, Bingen	99.5	252	Braendle, Hans
Great Britain	△	Balzers Process Systems GB, Tilbrook	100	6	Jaunzens, Allan
	△	Leybold Ltd., London	99.5	68	Schneider, Klaus Gerd
	□ △	Balzers Ltd., Milton Keynes	100	66	Stokley, Peter J.
Hong Kong	△	Balzers and Leybold China Ltd., Hong Kong	99.5	22	Bentley, Peter David
India	□ △	Balzers (India) Ltd., Bhosari, Pune	100	54	Keskar, Ramesh V.
Italy	△	Balzers Process Systems Italy, Arluno MI	100	8	Buehler René
	△	Leybold S.p.A., Milan	99.5	17	Tegliai, P. Gaetano
	□ △	Balzers-Silmax S.p.A., Lanzo Torinese TO	100	52	Faruffini, Giovanni



Country	Activity	Name, registered office	Group owns (%)	Number of employees	President
Japan	□ △	Nihon Balzers K.K., Hiratsuka-City	100	70	Kunz, Christian
	△	Leybold Co., Ltd., Yokohama	99.5	71	Furuhata, Tatsuo
	△ ◇	BPS Japan Co., Ltd., Tokyo	100	75	Stuhltraeger, Erich
Korea (south)	□ △	Balzers Korea Coating Co. Ltd., Kyungsan	89	19	Gim, Jong-Seong
	△	Balzers and Leybold Korea Ltd., Seoul	99.5	59	Knobloch, Edgar
Liechtenstein	□ △ ◇ ○	Balzers Aktiengesellschaft, Balzers	100	1505	Vogt, Andreas
Mexico	□ △	Balzers S.A. de C.V., Queretaro, Qro. Mexico	75	15	Hauser, Fritz
Netherlands	△	Balzers Process Systems Europe B. V., Maarssen	100	17	Van Agtmaal, Hans
	△	Leybold B.V., Woerden	99.5	7	Hetzel, Roland
Singapore	□ △	Balzers and Leybold Singapore Pte. Ltd., Singapore	99.5	45	Liu, Thomas
	□ △	Balzers Coating Private Ltd., Singapore	100	36	Heng, Siyau Teck
Spain	△	Leybold SA, Sant Feliu de Llobregat	99.5	19	Hetzel, Roland
Sweden	△	Balzers Process Systems Scandinavia, Västra Frölunda	100	4	Kuenzel, Klaus
	□ △	Balzers Sandvik Coating AB, Stockholm	51	63	Hansson, Goeran
	△	Leybold AB, Västra Frölunda	99.5	11	Ball, Chris
Switzerland	○	Balzers und Leybold Holding AG, Zurich	100	0	Kundert, Heinz
	□ △	Balzers Revêtements SA, Brügg by Biel	100	22	Dosch, Vincent
	△	Leybold AG, Zurich	99.5	10	Hetzel, Roland
	○	UNAXIS Trading AG, Truebbach	100	0	Haefeli , Erich
	□ △ ◇ ○	Contraves Space AG, Zurich	100	272	Somaini, Umberto
	○	Spinnerei Kunz AG, Windisch	100	2	Buergin, Urs
Taiwan	△	Balzers and Leybold Taiwan Ltd., Hsin Chu	100	36	Chuang, Adam
	△	Balzers Process Systems Taiwan Ltd, Hsin Chu	100	52	Lai, Chung-Pin
USA	○	Surface Coating Industries Inc., Wilmington DE	80.83	0	Schulz, Hans
	○	Balzers and Leybold US Holding, Inc., Export PA	99.8	0	Brissenden, James
	□ △ ◇	Leybold Materials Inc., Morgan Hill CA	99.8	64	Gore, Mark
	△	Leybold Systems Inc., Enfield CT	99.8	0	Wenger, Reinhold
	□ △	Balzers Tool Coating Inc., North Tonawanda NY	99.8	415	Bjoerkman, Peter
	□ △ ◇	Leybold Inficon Inc., East Syracuse NY	99.8	217	Brissenden, James
	□ △	Balzers Process Systems Inc., Hudson NH	99.8	69	Van Agtmaal, Hans
	□ △ ◇	Leybold Vacuum Products Inc., Export PA	99.8	220	Hauck, Guenter
	□ △	Balzers Thin Films Inc., Golden CO	99.8	76	Haggerty, Joe
	□ △ ◇ ○	Contraves Inc., Pittsburgh/PA	100	143	Eggemeyer, Ty W.

□ Production
△ Distribution
◇ Research, development
○ Services, holding

Discontinuing operations

Country	Activity	Name, registered office	Group owns (%)	Number of employees	President
Australia	△	Pilatus Australia Pty Ltd., Canberra	100	3	Wesley-Smith, Therry
Switzerland	□ △ ◇ ○	Pilatus Flugzeugwerke AG, Stans	100	881	Schwenk, Oscar J.
	△ ○	TSA Transairco SA, Geneva	100	115	Kaelin, Markus
	○	Hotel Zürich AG, Zurich	90	198	Bloch, Marc
USA	□ △	Pilatus Business Aircraft Limited, Broomfield/CO	100	45	Finnoff, Chris

48



The Holding Company

Income statement

in CHF

	Notes	**1999**	1998
Income from investments in subsidiaries	(2)	**40 000 000**	39 000 000
Financial income		**9 528 847**	8 583 483
Other income		**5 845 917**	7 018 630
		55 374 764	54 602 113
Personnel expenses		**–4 281 712**	–3 438 939
Financial expenses	(3)	**–1 160 499**	–4 785 439
Other expenses	(4)	**–26 448 620**	–19 808 285
Ordinary income		**23 483 933**	26 569 450
Gain on sales of subsidiaries	(5)	**323 752 411**	0
Value adjustments on loans and investments in subsidiaries	(6)	**–96 550 001**	–24 557 001
Net income		**250 686 343**	2 012 449

Balance sheet as of December 31

Assets
in CHF

Current assets	Notes	**1999**	%	1998	%
Cash and cash equivalents	(7)	**433 649 975**	34.7	40 741 007	5.6
Marketable securities	(8)	**18 512 030**	1.4	10 320 000	1.4
Receivables					
– from third parties		**20 943 890**	1.7	3 704 660	0.5
– from affiliated companies		**1 096 321**	0.1	1 869 682	0.3
Prepaid expenses		**338 110**	0.0	107 475	0.0
		474 540 326	37.9	56 742 824	7.8
Non-current assets					
Fixed assets	(9)	**1**	0.0	1	0.0
Investments in subsidiaries	(10)	**556 281 253**	44.6	563 475 004	77.1
Loans					
– to affiliated companies	(11)	**122 253 242**	9.8	110 000 002	15.1
– to third parties	(12)	**96 200 860**	7.7	0	
		774 735 356	62.1	673 475 007	92.2
		1 249 275 682	100.0	730 217 831	100.0

Liabilities
in CHF

Liabilities and shareholders' equity	Notes	**1999**	%	1998	%
Current payables					
– to third parties	(13)	**199 460 385**	16.0	1 442 502	0.2
– to affiliated companies		**0**	0.0	80 010 843	11.0
Accrued liabilities		**27 372**	0.0	39 500	0.0
Deposits from affiliated companies	(14)	**22 500 000**	1.8	39 000 000	5.3
Bank debt		**0**	0.0	13 500 000	1.8
Bond issue	(15)	**0**	0.0	72 695 000	10.0
Provisions	(16)	**328 400 000**	26.3	147 500 000	20.2
		550 387 757	44.1	354 187 845	48.5
Shareholders' equity					
Share capital	(17)	**263 401 840**	21.1	253 515 320	34.7
Legal reserve		**159 007 970**	12.7	103 641 049	14.2
Reserve for treasury shares	(18)	**18 512 030**	1.5	11 593 875	1.6
Retained earnings					
– Balance at January 1		**7 279 742**	0.6	5 267 293	0.7
– Net income		**250 686 343**	20.0	2 012 449	0.3
	(19)	**698 887 925**	55.9	376 029 986	51.5
		1 249 275 682	100.0	730 217 831	100.0
Contingent liabilities		**–**		–	

Notes to financial statements

Notes (1–10)

General information

(1) Reporting basis
The Oerlikon-Bührle Holding AG financial statements are prepared in compliance with Swiss Corporate Law. They are a supplement to the consolidated financial statements (pages 6 to 30) prepared according to International Accounting Standards (IAS). While the consolidated financial statements reflect the economical situation of the Group as a whole, the information contained in the Oerlikon-Bührle Holding AG financial statements (pages 38 to 44) relates to the ultimate parent company alone. The retained earnings reported in these financial statements provide the basis for the decision regarding the distribution of earnings to be made during the annual shareholders' meeting.

Income statement

(2) Income from investments in subsidiaries
The sources of this income, which increased slightly on an overall basis compared with the previous year, were Balzers und Leybold Holding AG, Oerlikon-Bührle Immobilien AG and Pilatus Flugzeugwerke AG.

(3) Financial expenses
The absence of interest on bonds following the entire conversion thereof was largely responsible for the decrease in financial expenses compared with the prior year.

(4) Other expenses
The increase was attributable to restructuring costs of CHF 4.0 million which were provided for during the year and to expenses in connection with the reorganization of the investment portfolio, among other factors.

(5) Gain on sales of subsidiaries
A total gain of CHF 297.0 million resulted from the sales of Oerlikon-Bührle Immobilien AG and OC Defence. Offsetting this gain was a loss of CHF 167.6 million realized on the sale of Bally. These results are stated net of provisions for guarantees and other risks. In addition, this item contains extraordinary dividends from Oerlikon Contraves AG of CHF 194.3 million These dividends relate exclusively to the reorganization of the military sector necessary due to the sale thereof, and CHF 102.0 million thereof resulted from the write-up of book values. For this reason, a provision for risks associated with investments was made in the same amount during the year (see note 6).

(6) Value adjustments on loans and investments in subsidiaries
The expense shown includes on the one hand the CHF 102.0 million provision made for risks associated with investments; on the other hand, a valuation adjustment on a loan in the amount of CHF 7.0 million could be reversed subsequent to the repayment of the related loan.

Balance sheet

(7) Cash and cash equivalents
This item includes cash and postal accounts, as well as short-term deposits with Swiss banks.

(8) Marketable securities
Securities represent 104 500 registered shares held in treasury which were purchased on the Swiss stock market. These shares are stated at historical cost (see also note 18).

(9) Fixed assets
Assets depreciated to a pro memoria amount have an insured value in the event of fire of CHF 2.9 million.

(10) Investments in subsidiaries
As of the balance sheet date, the following significant subsidiaries were included in Oerlikon-Bührle Holding AG's investment portfolio:

A summary of all companies in which Oerlikon-Bührle Holding AG holds a direct or indirect interest can be found in the form of an organization chart at the end of this report.

Company	Currency	Share capital	Investment in %
Balzers und Leybold Holding AG, Zurich	CHF	102 000 000	100
ESEC Holding SA, Steinhausen	CHF	20 414 550	27
Oerlikon-Bührle Management AG, Zurich	CHF	2 000 000	100
Contraves Space AG, Zurich	CHF	15 000 000	100
Pilatus Flugzeugwerke AG, Stans	CHF	10 000 000	100
Spinnerei Kunz AG, Windisch	CHF	10 000 000	100
Hotel Zürich AG, Zurich	CHF	25 000 000	90
Oerlikon-Bührle USA Inc., New York	USD	24 280 000	62

53

Investments are valued at historical cost less value adjustments.

Due to sales of investments in Bally International AG (Schönenwerd), Oerlikon-Contraves AG (Zurich), Oerlikon-Aerospace, Inc. (St-Jean-sur-Richelieu), Werkzeugmaschinenfabrik Oerlikon-Bührle AG (Zurich), and Oerlikon-Bührle Immobilien AG (Zurich), the balance in investments declined by CHF 242.7 million during 1999. Offsetting this decrease was an increase of CHF 235.5 million resulting from the purchase of a minority interest in ESEC Holding SA, Steinhausen, and the foundation after spin-off of Contraves Space AG, Zurich.

(11) Loans to affiliated companies
This item consists of loans with no fixed maturities granted at prevailing market conditions. Of the balance, 82% is denominated in Swiss francs and the remainder is denominated in US dollars. The increase compared with the prior year represents the net effect of repayments and new loans granted.

(12) Loans to third parties
This concerns a loan denominated in CHF granted to the Texas Pacific Group, or rather to Bally International AG. The sales contract provides for the repayment of this remaining purchase price out of proceeds to be received from the sale of Bally's real estate abroad.

(13) Current payables to third parties
Essentially, this item represents payment obligations related to the acquisition of the investment in ESEC Holding AG.

(14) Deposits from affiliated companies
Included here are the short-term time deposits made with Oerlikon-Bührle Holding AG by affiliated companies for cash management purposes.

(15) Bond issue
Of the CHF 150.0 million 2.25% bonds convertible from 1996 – 2001 which were issued as of December 31, 1996, bonds having a nominal value of CHF 72.7 million were converted into 494 326 registered shares with a par value of CHF 20 each during 1999. Subsequent to these transactions, all bonds in this issue have been converted to registered shares as of December 31, 1999 (see also note 17).

(16) Provisions
Of provisions made during prior years, CHF 76.3 million were used to cover the corresponding costs, and CHF 26.9 million were reversed subsequent to the termination of the related risks. This reduction was offset by new provisions made in the amount of CHF 284.1 million (see also notes 4, 5, and 6).

(17) Share capital
The share capital of CHF 263 401 840 is comprised of 13 170 092 registered shares having a par value of CHF 20 each. This represents an increase of CHF 9 886 520 compared with the prior year-end due to the conversion of bonds issued (see also note 15).

As of December 31, 1999, a conditional share capital of CHF 9.6 million remained and is not reserved.

At the end of 1999, the names of 10 378 registered shareholders in total were entered in the stock register. The Bührle family held 35.2% of the share capital directly or indirectly. In addition, one shareholder represented by a fiduciary held just over 7% of share capital.

(18) Reserve for treasury shares
This reserve represents the historical cost to the Company of 104 500 treasury shares, which is required to be shown separately.

The Board of Directors of Oerlikon-Bührle Holding AG decided in 1998 to receive a significant portion of their fees in the form of stock options. A stock option plan was adopted for this purpose.

In order to insure the Company's ability to meet possible obligations arising from this stock option plan, an additional 40 000 registered treasury shares were acquired during 1999 (see also note 8).



Note (19)

in CHF millions

Changes in shareholders' equity

	Share capital	Legal reserves	Reserves for treasury shares	Retained earnings	Total sharehold-ers' equity
Balance January 1, 1998	**246.0**	**67.9**		**23.7**	**337.6**
Conversion of bonds	7.5	47.3			54.8
Segregation of reserves for treasury shares		–11.6	11.6		0.0
Distribution of 1997 dividends				–18.4	–18.4
Net income 1998				2.0	2.0
Balance December 31, 1998	**253.5**	**103.6**	**11.6**	**7.3**	**376.0**
Conversion of bonds	9.9	62.3			72.2
Segregation of reserves for treasury shares		–6.9	6.9		0.0
Net income 1999				250.7	250.7
Balance December 31, 1999	**263.4**	**159.0**	**18.5**	**258.0**	**698.9**

55

Proposal of the Board of Directors

The Board of Directors recommends at the annual shareholders' meeting on May 4, 2000, that the retained earnings for the business year 1999 consisting of:

in CHF	**1999**	1998
Net income	**250 686 343**	2 012 449
Balance carried forward from the prior year	**7 279 742**	5 267 293
Retained earnings	**257 966 085**	7 279 742

be allocated as follows:

Allocation to free reserves	**227 202 410**	
Balance to be carried forward	**30 763 675**	7 279 742

Zurich, March 10, 2000
For the Board of Directors
The Chairman
Willy Kissling

Report of the statutory auditors

To the annual shareholders' meeting of
Oerlikon-Bührle Holding AG, Zurich

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes/pages 38 to 43) of Oerlikon-Bührle Holding AG for the year ended December 31, 1999.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with the law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

Zurich, March 14, 2000

ATAG Ernst & Young AG

Werner Schlapbach
Certified accountant
(Auditor in charge)

Martin Stäubli
Certified accountant
(Auditor in charge)

Group structure

Group structure

Corporate Center

Finance and Controlling
Corporate Development
Corporate Communications
Corporate Human Resources
Corporate Legal
Information Management
Corporate Secretary

Core businesses

Segments: Information Technology, Surface Technology, Components, Others

Votes owned
- □ over 50%
- □ from 20% to 50%

- □ Balzers und Leybold Holding AG, Zurich/CH
- □ Balzers Aktiengesellschaft, Balzers/LI
- □ Balzers et Leybold Holding France SA, St.Thibault des Vignes/FR
- □ Balzers Process Systems France SA, Palaiseau/FR
- □ Balzers Revêtement sous vide France SA, St. Thibault des Vignes/FR
- □ Nextral SA, Montbonnet St. Ismier/FR
- □ Balzers Ltd., Milton Keynes/GB
- □ SA Balzers N.V., Zaventem/BE
- □ Balzers Process Systems Europe B.V., Maarssen/NL
- □ Balzers Process Systems Italy Branch, Milan/IT **(2)**
- □ Balzers Process Systems Scandinavia Västra Frölunda/SE **(2)**
- □ Balzers Process Systems GB, Tilbrook/GB **(2)**
- □ Nihon Balzers K.K., Hiratsuka-City/JP
- □ BPS Japan Co., Ltd., Tokyo/JP
- □ Balzers-Silmax S.p.A., Lanzo-Torinese/IT
- □ Balzers and Leybold Instrumentation AB, Marienhamn/SF
- □ Balzers Sandvik Coating AB, Stockholm/SE
- □ Balzers and Leybold Taiwan, Ltd., Hsinchu/TW
- □ Balzers-Elay SA, Antzuola/ES
- □ UNAXIS Trading AG, Truebbach/CH
- □ Indo Balzers Coating Ltd., Pune/IN
- □ Balzers Revêtement SA, Brügg/CH
- □ Balzers Korea Coating Co. Ltd., Kyungsan/KR
- □ Balzers Balinit do Brasil Ltda, Jundiai/BR
- □ Balzers GmbH, Kapfenberg/AT
- □ Balzers Process Systems Taiwan Ltd., Hsinchu/TW
- □ Balzers und Leybold Deutschland Holding AG, Hanau/DE
- □ Balzers und Leybold Beteiligungs-GmbH, Hanau/DE
- □ Balzers SCI GmbH, Hanau/DE
- □ Balzers Leybold Optics GmbH, Hanau/DE
- □ Leybold SA, Courtaboeuf Cedex/FR
- □ Ebulus Vermietungsges.mbH, Dusseldorf/DE
- □ Leybold Materials GmbH, Hanau/DE
- □ Leybold Ltd., London/GB
- □ Leybold S.p.A., Milan/IT
- □ Leybold B.V., Woerden/NL
- □ Leybold AG, Zurich/CH
- □ Leybold Co Ltd., Yokohama/JP
- □ Leybold SA, Sant Feliu de Llobregat/ES
- □ Leybold N.V., Nossegem-Zaventem/BE
- □ Leybold AB, Västra Frölunda/SE
- □ Balzers and Leybold China Ltd., Hongkong/HK
- □ Leybold (Tianjin) Vacuum Equipment Manufacturing Co. Ltd., Tianjin/CN
- □ Balzers and Leybold Korea Ltd.,Seoul/KR
- □ Balzers and Leybold Singapore Pte, Ltd., Singapore/SG
- □ Balzers Coating Private Ltd., Singapore/SG
- □ Balzers SA de C.V., Queretaro/MX
- □ Leybold Systems und Service GmbH, Dresden/DE
- □ Balzers und Leybold Verm.- und Verwaltungs GmbH, Hanau DE
- □ Leybold Verwaltung GmbH, Cologne/DE
- □ Balzers Prozess-Systeme GmbH, Alzenau/DE
- □ Leybold Systems GmbH, Hanau/DE
- □ Leybold Vakuum GmbH, Cologne/DE
- □ Balzers Thin Films GmbH, Geisenheim/DE
- □ Balzers Verschleissschutz GmbH, Bingen/DE
- □ Balzers Prozess-Systeme Vertriebs- und Service GmbH, Munich/DE
- □ Balzers Process Systems Inc., Hudson/NH/US **(1)**
- □ Balzers Tool Coating, Inc., North Tonawanda/NY/US **(1)**
- □ Balzers and Leybold US Holding Inc., Export/PA/US **(1)**
- □ Leybold Vacuum Prod. Inc., Export/PA/US
- □ Leybold Inficon Inc., Syracuse/NY/US
- □ Leybold Materials Inc., Morgan Hill/CA/US
- □ Leybold Systems Inc., Enfield/CT/US
- □ Balzers Thin Films Inc., Golden/CO/US
- □ Surface Coating Industries Corporation, Mississauga, Ontario/CA
- □ Surface Coating Industries Inc., Wilmington/DE/US
- □ Contraves Space AG, Zurich/CH
- □ Leybold Didactic GmbH, Hürth/DE
- □ Hispano Didactica SA, Pinto (Madrid)/ES
- □ Contraves Inc., Pittsburgh/PA/US **(1)**
- □ Spinnerei Kunz AG, Windisch/CH
- □ Oerlikon-Bührle USA, Inc., New York/NY/US
- □ Oerlikon-Bührle Management AG, Zurich/CH
- □ ESEC Holding SA, Steinhausen/CH **(3)**

59

Discontinuing operations

Pilatus, Hotel Zürich

- Pilatus Flugzeugwerke AG, Stans/CH
  - Pilatus Aircraft Service AG, Stans/CH
  - Pilatus Business Aircraft Limited, Broomfield/CO/US
  - TSA Transairco SA, Geneva/CH
  - Pilatus Australia Pty. Ltd., Canberra/AUS
- Hotel Zürich AG, Zurich/CH

Discontinuing operations (divested at July 1, 1999)

Immobilien, Bally, Oerlikon-Contraves

- Oerlikon-Bührle Immobilien AG, Zurich/CH
  - Uto Albis AG, Zurich/CH
  - Regié Schmid SA, Carouge/CH
  - Horizon Immobilien AG, Zurich/CH **(4)**
  - Horizon Immobilien-Verkauf AG, Zurich/CH **(4)**
- Bally International AG, Schönenwerd/CH
  - Bally Management AG, Schönenwerd/CH
  - Bally (Schweiz) AG, Schönenwerd/CH
  - Chaussures Bally-France SA, Paris/FR
  - *SA Chaussures Bally Schoenen N.V., Brussels/BE*
  - Bally Luxembourg S.à.r.l., Luxemburg/LU
  - Bally Group (U.K.) Ltd., London/GB
    - Bally UK Sales Ltd., London/GB
  - Bally Schoenhandel B.V., Den Haag/NL
  - Bally Deutschland GmbH, Munich/DE
  - Bally Gesellschaft mbH, Vienna/AT
  - Bally Moda SA, Madrid/ES
  - Bally Corporation, Toronto/Ontario/CA
  - Bally Asia Pacific Ltd., Kowloon/HK
  - Bally Hong Kong Ltd., Kowloon/HK
  - Bally Singapore (Pte.) Ltd., Singapore/SG
  - Bally Japan Ltd., Osaka/JP
  - Bally Australia Pty. Ltd., Camperdown/NSW/AU
  - Bally India Private Ltd., Chennai/Madras/IN
  - Bally Schuhfabriken AG, Schönenwerd/CH
    - Bally (Italia) S.r.l., Florence/IT
  - Bally Trading AG, Schönenwerd/CH
  - Lacona SA, Lugano/CH
  - Balmoda Ltda., Sao Paulo/BR
  - *Bally, Inc., New Rochelle/NY/US*
  - Bally Retail, Inc., New Rochelle/NY/US
- Oerlikon Contraves AG, Zurich/CH
  - Oerlikon Contraves Pyrotec AG, Zurich/CH
  - Oerlikon Contraves S.p.A., Rome/IT
  - Oerlikon Contraves GmbH, Stockach/DE
  - Contraves Advanced Devices Sdn.Bhd., Malakka/MY
  - Oerlikon Singapore Pte. Ltd., Singapore/SG
  - I.L.E.E. AG, Urdorf/CH
- Oerlikon Aerospace, Inc., St.Jean-sur-Richelieu/CA
- Werkzeugmaschinenfabrik Oerlikon-Bührle AG, Zurich/CH

(1) Business interest of Oerlikon-Bührle USA, Inc., NewYork/NY/US
(2) Production facility of Balzers Process Systems Europe B.V.,Maarssen/NL
(3) 26.9% share of capital
(4) Sold as at January 1, 1999

60

Unaxis Holding AG
Hofwiesenstrasse 135
P.O. Box 2409
CH-8021 Zurich

Project Management
Unaxis Holding AG
Corporate Communications, Zurich

Concept and Design
Interbrand Zintzmeyer & Lux AG, Zurich

Production
Neidhart + Schön AG, Zurich

The English version is a translation of the binding German version.

61




unaxis
making IT possible



Contents

66

Times change. Companies change. Oerlikon-Bührle is now Unaxis. The Group is focused on high-tech domains in information technology, surface treatment and components and special systems. Unaxis can build its future on a foundation of knowledge that has evolved during more than 50 years.

OERLIKON-BÜHRLE

From the production of thin films in a wooden shed in Balzers...

In 1946, Professor Max Auwärter discussed the idea of building a factory for the production of thin films with the Prince of Liechtenstein. Franz Josef II, who supported initiatives for the industrialization of the Principality, welcomed the ideas of the then 38-year-old physicist. The Prince's positive reaction encouraged Auwärter to discontinue his long-standing association with the W. C. Heraeus company in Hanau and to relocate to Liechtenstein.

Two wooden sheds were temporarily erected in the township of Balzers. This is where the company, then named Gerätebau-Anstalt, began its operations in the fall of 1946. The venture capital was provided by Professor Auwärter and Emil G. Bührle, the founder of the Oerlikon-Bührle Group, who instantly recognized the extensive spectrum of applications and the development potential of thin film technology.

Thanks to the perseverance and open-mindedness of its founders, Gerätebau-Anstalt, later renamed Balzers AG, evolved to become a technology leader in its field.

In 1995, the Oerlikon-Bührle Group acquired the Leybold Group headquartered in Hanau (Germany) – it was the product of a 1967 merger between Leybold of Cologne and W. C. Heraeus of Hanau, Auwärter's former employer. Subsequently, Oerlikon-Bührle brought the two Groups together, forming Balzers and Leybold, a world leader in thin film production and vacuum technology.

67

Unaxis

Management

ESEC (26.9% share of capital)	**Information Technology**	**Surface Technology**	**Components and Special Systems**	**Others**
Die Bonders Wire Bonders AUTOLINE	Semiconductors Data Storage Displays Optics Materials	Component Coating Tool Coating Decorative Coating	Vacuum Pumps Instrumentation Contraves Space	Holdings / Misc. Leybold Didactic Inspection Systems Real Estate

unaxis

... to Unaxis, a global player.

Relying on the competence and market position of Balzers and Leybold AG, Unaxis is now a leading global provider of systems and services for growth markets with emphasis on the IT domain, including semiconductors, data storage and displays, as well as surface technology and space applications.

As a focused high-tech corporation, Unaxis strives for sustainable growth as well as exceptional benefit for customers, shareholders, and employees.

Unaxis seeks long-term partnerships with customers to anticipate future trends, develop integrated solutions, and thus offer genuine competitive advantages.

Development of core businesses

Orders received

in CHF millions

1999	1998
2040	1912

By segment

Segment	%
Information Technology	50%
Surface Technology	12%
Components	31%
Others	7%

Sales

in CHF millions

1999	1998
1893	1871

By segment

Segment	%
Information Technology	47%
Surface Technology	14%
Components	33%
Others	6%

By region

Region	%
CH	4%
EU	48%
USA	24%
Asia	20%
Others	4%

Operating result

in CHF millions

1999	1998
111	101

By segment*

Segment	%
Information Technology	49%
Surface Technology	24%
Components	27%

* Not posted: no positive EBIT contribution

Net assets

in CHF millions

1999	1998
773	850

By segment

Segment	%
Information Technology	42%
Surface Technology	30%
Components	20%
Others	8%

Personnel

No. of employees

1999	1998
7124	7129

By segment

Segment	%
Information Technology	33%
Surface Technology	23%
Components	34%
Others	10%

By region

Region	%
CH	26%
EU	49%
USA	18%
Asia	7%

Key

Group

Orders re
Orders or

Sales
Operatinc
Result be
Net incon

Net asset
Shareholc
Net debt

Operatinc
Equity rat
Net debt

Operatinc
and amor
Capital e›
Research

Personne
Number c

Holding

Net incor
Income fr

Sharehol‹
Share ca|
Retained
Dividend‹

Registere
– Par valı
– Numbe
– Highes
– Lowest
Market c

Net incor

Key figures

Group	Core businesses		Total	
	1999	1998	**1999***	1998
Orders received	**2 040**	1 912	**3 153**	3 520
Orders on hand	**756**	626	**901**	1 606
Sales	**1 893**	1 871	**2 891**	3 631
Operating result (EBIT)	**111**	101	**80**	–67
Result before taxes	**67**	64	**24**	–156
Net income / loss	**54**	48	**5**	–169
Net assets	**773**	850	**1 015**	2 031
Shareholders' equity	**903**	322	**1 052**	1 097
Net debt (+) / Net liquidity (–)	**–256**	196	**–206**	656
Operating result as % net assets (RONA)	**14%**	12%	**8%**	–3%
Equity ratio	**34%**	20%	**35%**	25%
Net debt as % of shareholders' equity	**–28%**	61%	**–20%**	60%
Operating result before depreciation and amortization (EBITDA)	**206**	172	**219**	136
Capital expenditures in fixed assets**	**124**	137	**138**	199
Research and development	**150**	160	**188**	213
Personnel expense	**650**	627	**954**	1 153
Number of employees at year-end	**7 124**	7 129	**8 366**	13 741

in CHF millions

* after disposal of Oerlikon-Bührle Immobilien, Bally and Oerlikon Contraves Defence as of July 1, 1999

** excl. Oerlikon-Bührle Immobilien

Holding	**1999**	1998
Net income	**251**	2
Income from investments in subsidiaries	**40**	39
Shareholders' equity	**699**	376
Share capital (1)	**263**	254
Retained earnings	**258**	7
Dividends paid	**–**	18
Registered shares		
– Par value in CHF	**20**	20
– Number outstanding (1)	**13 170 092**	12 675 766
– Highest price traded in CHF	**320**	310
– Lowest price traded in CHF	**157**	149
Market capitalization (at year-end)	**4 214**	2 041
Net income/loss per share in CHF	**0.38**	–13.33

(1) Increase due to conversion of 2¼% bonds issued 1996–2001

By region



CH 4%
EU 48%
USA 24%
Asia 20%
Others 4%

By region



CH 26%
EU 49%
USA 18%
Asia 7%

70

1999 business year: focus on innovative high-growth information technologies yields encouraging results



To our Shareholders,

Dear Ladies and Gentlemen,

At the beginning of the year 2000, after a year of systematic strategy implementation involving the divestiture of major operations and the first significant acquisitions, the outlines of the new, focused technology corporation have become clearly visible.

The Oerlikon-Bührle corporation, once a highly diversified company with a long industrial heritage, was subject to a profound transformation in 1999. It now has a new and extensively streamlined business structure. Its core is composed of high-tech segments in the vast domain of information technology. The group has divested its real estate business (Oerlikon-Bührle Immobilien), its footwear and accessories business (Bally), and its defense business (Oerlikon Contraves). These activities were sold successfully in 1999, and in each case, great emphasis was placed on safeguarding their continuity and future development. The proceeds from these sales allowed us to strengthen our position as a supplier to the semiconductor industry. In early October 1999, for instance, we acquired a stake of 26.9 percent in ESEC, one of the world's foremost manufacturers of automatic chip assembly machines and systems. We also secured an option to acquire the majority of this Swiss company by mid-2001. To further consolidate our position in semiconductor manufacturing systems, we submitted a stock purchase offer to the shareholders of Plasma-Therm in December 1999. This US company, whose shares are listed on the NASDAQ, is a leading developer and provider of etching and PECVD (plasma-enhanced chemical vapor deposition) systems. The acquisition was successfully finalized in the first quarter of 2000.

The transformation of the erstwhile conglomerate has also had further reassuring consequences. On the one hand, proceeds from divestitures turned CHF 656 million in net debt at the beginning of 1999 into net liquidity of CHF 206 million at the end of 1999. Moreover, the new direction of the company will also have a sustainably positive impact on the operating result. Finally, we intend to do justice to our new name and new corporate identity.

71

At the start of the year 2000, Unaxis thus has substantial resources to successfully prove itself a major global player in rapidly growing high-tech segments of the information technology industry, particularly in semiconductors, data storage and displays, and as a manufacturer of high-quality thin films and components. The capital market has responded positively to our determined focus on these core segments. The reward: our company's market capitalization has more than doubled since the beginning of 1999.

Unaxis stands for partnership, innovation, and integrated solutions
Our new name and our new corporate identity are expressions of a new personality and a future-oriented strategy. Unaxis stands for close partnerships with our customers and their customers. These partnerships and our technological competence allow us to anticipate market developments well in advance and to improve the competitive positions of our customers with integrated solutions.

There are several reasons why the Unaxis Group is in a promising position to post accelerated growth in the 21st century:

- We are better poised to cope with the trend toward ever-fiercer global competition because we stress close cooperation with our customers and are focusing our strategy and our capital resources on attractive market segments.

- Today, Unaxis already has leading market positions in systems used to manufacture special semiconductor elements, and in particular in optical and magnetic storage device production equipment. The market appeal of our technology and product portfolios in these fields is compelling: Because the exchange of data via the Internet (and soon via broadband channels) is growing rapidly, particularly with mobile devices, the demand for high-performance semiconductor elements and data storage products will continue to expand. The capabilities of telecommunications, mainly in conjunction with e-commerce, are far from fully tapped, so innovative technical solutions are required to implement a host of new applications. The demand for storage capacity will increase briskly as well, as more and more people begin to store and exchange color images and video content. The forte of Unaxis lies in efficient production solutions which ultimately will make technological visions come true at lower cost.

- In the field of displays and optical components for LCD projectors, we have developed and quickly brought to market new, pioneering production technologies. In the coming years, they will have a strong impact on growth. Thus, the market penetration of flat-panel displays in business, entertainment, and mobile applications will accelerate significantly as prices fall, and it is likely that they will supplant cathode-ray-tube displays to a great degree. In the long term, these new, resource-saving and crisp-view displays will be ubiquitous in our everyday lives.

- Despite temporarily flatter market growth, we were able to continuously expand our leadership position in surface technologies used to coat components and tools. Previously unexploited efficiency enhancements are being

12

made possible by high-quality hard coatings for machine elements and tools. Among other benefits, such coatings perceptibly reduce the fuel consumption of automobile engines. The 3 liter/100 km benchmark would be inconceivable without the systematic use of hard coatings.

- In the space industry, future growth will rely mainly on continued progress in telecommunications. As a leading provider of payload fairings and satellite structures, Contraves Space will participate in this growth.

Encouraging development of core activities

It was not until the second half of 1999 that the market for systems and services for semiconductor, data storage, and display industries recovered significantly from the largest semiconductor crisis. In coatings for components and tools, the longer-term market growth trend weakened temporarily on a global scale. Conversely, business in the components segment (vacuum pumps, instruments, and space) trended favorably.

Despite these circumstances and further extraordinary charges, the core businesses contributed CHF 54 million (1998: CHF 48 million) to net consolidated income. Thanks to the successful divestiture of Oerlikon-Bührle Immobilien and Oerlikon Contraves, it proved possible to nearly offset the significant loss incurred from the divestiture of Bally. Including the losses of the divested operations – also massively burdened by Bally – the resulting net consolidated income was still positive, closing at CHF 5 million.

The adoption of the purchase method in the valuation of real estate resulted in a decline of shareholders' equity. With year-end equity at CHF 1052 million and with the rise of the equity-to-assets ratio from 25% to 35%, Unaxis has a solid platform from which to pursue the further implementation of its strategy.

The transformation projects carried out in 1999 also had an impact on Oerlikon-Bührle Holding AG, the corporation's parent company. Its net income closed at CHF 251 million, primarily as a result of the divestitures. To a large extent, the amount results from the dissolution of hidden reserves on the divested interests and is not the product of value addition. For this reason and in view of the consolidated net income of CHF 5 million, the Board of Directors will propose to the General Meeting of Shareholders to suspend the payment of a dividend. The net income reported by Oerlikon-Bührle Holding AG, to the extent attributable to the dissolution of undisclosed reserves (CHF 227 million) is to be transferred to free reserves. The remainder will be carried forward to the new account.

73

Outlook 2000

Because of the growth in new orders and the higher order backlog, we expect sales and income for the year 2000 to close higher than in 1999. Pursuant to the terms of a finalized contract of sale, Hotel Zürich AG will leave the scope of consolidation of Unaxis in the course of 2000. We are convinced that we will also find a sound solution for the divestiture of the Pilatus Group. In future, it will be one of the key tasks of strategic management to service and adjust the business portfolio in this rapidly changing high-tech era. Additionally, the year 2000 will be predominantly characterized by the implementation of the new strategic directions, the adjustment of structures, processes, and systems, and the development of a corporate culture which is commensurate with the needs of our high-tech business.

We are convinced that the chosen strategy will be a successful one from the perspectives of our customers, employees, and shareholders. A new chapter in our history has just begun. The achievement of our ambitious objectives therefore calls for the continued commitment of our entire workforce, close partnership with our customers and suppliers, and the support of our shareholders.

Acknowledgements

At the end of a historically significant year which brought great challenges, I would like to join the entire Board of Directors in thanking all of our employees at every level for their commendable dedication. I also wish to express my appreciation to our business partners and shareholders for their continued confidence in a year of fundamental reorientation.

Finally, my thanks go to the members of the Board of Directors for their strong commitment in this turbulent year. Three committees made particularly valuable contributions to the Board's decision-making processes: the Audit and Finance Committee, the Corporate Development Committee, and the Compensation and Management Development Committee.

Willy Kissling
Chairman of the Board and CEO

74

Willy Kissling

Unaxis is a globally leading provider of equipment and services for growth markets – particularly in the fields of information technology such as semiconductors, data storage and displays as well as in surface technology and space applications.

Our focus on specific market segments allows us to forge win-win partnerships with our customers. Because we advocate an intensive involvement with the market environment and the challenges of our customers, we can help them harness market opportunities competently and quickly.

We strive to achieve sustainable growth and profitability as they are key to investing in new products and markets and to strengthening our market position.

As a globally active group, we leverage our competencies and utilize the synergies that originate from the interaction of our business segments; we also seek geographical proximity to our customers through our technology centers and our more than 90 sales and service centers throughout Europe, the Americas, and Asia/Pacific.

To better anticipate technological change and address emerging customer needs, we operate within flat, decentralized organizational structures. This approach assures market proximity, simplifies the delegation of competencies and responsibilities, streamlines processes, and enriches the work of each individual.

Our
of in
info
and



Our competencies lie in the development of integrated solutions for the fields of information technology, surface technology, and space.

The Board of Directors
(from left)

Bruno Widmer

Willy Kissling
(Chairman and CEO)

Peter Küpfer

Lothar Späth

Jack Schmuckli
(Vice Chairman)

Pius Baschera

Markus Rauh



The Management Team
(from left)

Detlev Häusler
Head of Optics

Gregor Strasser
Head of Optical Storage

Monika Mattern-Klosson
Head of Vacuum Pumps

Andreas Vogt
Head of Balzers AG

Jim Brissenden
Head of Instrumentation

Heinz Kundert
COO and Head of Information Technology Segment

Willy Kissling
Chairman of the Board and CEO

Martin Bader
Head of Semiconductors

People are the crucial success factor for the further evolution of Unaxis. To not only fulfill but exceed the expectations of our customers, we need qualified people with a strong sense of enthusiasm at all levels, women and men who are fascinated by their work and the challenges involved. We need individuals who are willing to accept responsibility and recognize the need for constant learning. In turn, they want to be taken seriously and integrated in the decision-making processes that affect their activities.

We are aware of the fact that people who work in an industry as dramatically exposed to constant change as ours need points of reference, values with which they can identify. Thus, Unaxis endorses entrepreneurship, trust, openness, transparency, team spirit, and the opportunity to personally evolve in step with the growth of the company.

Consequently, we look upon our Group as a learning organization which mobilizes the profound knowledge within Unaxis in the interest of our customers. The duty of our management is to empower the know-how and abilities of our employees to create outstanding value for our customers and our company.

We advocate an agenda of continuing education among the ranks of our employees and encourage the personnel of our customers to adopt it as well.

Our research and development policy is systematically implementation-driven and helps us maintain high market shares and strengthen our position in markets where we perceive untapped potential.

We
of
cus

BEST AVAILABLE COPY



We do not measure success merely in terms of sales and earnings, but also in terms of customer, shareholder, and employee satisfaction.

(from left)

Kurt Mück
Head of Components Segment

Umberto Somaini
Head of Space

Bruno Haelg
Head of BPS

Hans Schulz
Head of Surface Technology Segment

Ruurd Boomsma
Head of Materials

Wolfgang Stang
Head of Magnetic Storage

Klaus Wellerdieck
Head of Displays

Helmut Frankenberger
Head of Large Area Coating

Report of the Executive Board on the 1999 business year – between a conglomerate and a focused corporation

The 1999 business year was characterized by fundamental strategic reorientation. The transformation of the former industrial conglomerate into a focused high-tech corporation was energetically pursued in the second half of the year. At the end of 1999, two entities – Pilatus and Hotel Zürich AG – remained in the portfolio of planned divestitures.

This report addresses the need for transparency in a year accented by both evolving activities and divestitures. Apart from consolidated figures, it also presents the relevant statistics for the core businesses – hereinafter referred to as Unaxis units – and for the divestiture activities. Since Balzers and Leybold is integrated in the new corporate structure, it no longer constitutes a separate reporting entity.

Development of the core areas

In 1999, Unaxis generated total sales of CHF 1893 million. It must be noted that the crystal growing systems and turbine blade operations were divested as planned. On a comparable basis, reported sales represent an increase of 5%; nominally, sales picked up by 1%. The currency translation effect only had a marginal impact on the sales trend in the year under review. The operating result closed at CHF 111 million, 10% higher than a year earlier (CHF 101 million). The pro rata consolidated result improved by 13% to CHF 54 million (CHF 48 million).

The financial trend in 1999 does not adequately reflect the persistent advances made in attaining a global market leadership position in thin-film technology. In the first half of the year, new orders reflected the sluggish development in some markets, but perceptible gains were posted toward the end of the year. For the entire year, on a comparable basis, new orders picked up by 11%, clearly higher than in the previous year. This is a promising foundation for the year 2000. Nominally, the gain of 7% is encouraging as well. Nonetheless, this trend will not have an impact in terms of rising sales until later in the year.

The markets in Europe, the USA, and Taiwan were the most important ones as regards sales. The aftermath of the Asian crisis was still noticeable in Japan, South Korea, and China. But in these countries, too, new orders picked up noticeably toward the end of 1999, and it is justifiable to expect an improvement in 2000.

Investments in research and development totaled CHF 150 million (previous year CHF 160 million) which was 8% of sales. The accent was on the on-schedule introduction of new products and technologies which establish new benchmarks as regards performance and cost of ownership. The order backlog rose by 21% to CHF 756 million (previous year CHF 626 million).

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Orders received by segment

	Information Technology		Surface Technology		Components	
	1999	1998	**1999**	1998	**1999**	1998
in CHF millions	**1026**	871	**247**	273	**637**	592

Sales by segment

	Information Technology		Surface Technology		Components	
	1999	1998	**1999**	1998	**1999**	1998
in CHF millions	**886**	849	**270**	266	**620**	578

Operating result by segment


Information Technology
Surface Technology
Components
1999 1998
1999 1998
1999 1998
in CHF millions
* including restructuring charge Large Area Coating
76*
129
37
57
42
18

Information Technology (IT) Segment

The Information Technology Segment, which was restructured in 1999 and consists of the Semiconductors, Data Storage, Displays, Optics, and Materials units, posted a 4% gain in sales to CHF 886 million in 1999 (previous year CHF 849 million). These units are involved mainly in the development, production, and distribution of coating and etching systems used to manufacture semiconductors, optical and magnetic storage devices, flat-panel displays, optical thin-film components, and coating materials. Orders received closed 18% higher at CHF 1026 million (previous year CHF 871 million). The operating result for 1999 fell by 41% to CHF 76 million (previous year CHF 129 million), not least due to the unsatisfactory development in magnetic data storage and restructuring measures in the area of Large Area Coating.

Semiconductors reported an increase of sales by 12% to CHF 83 million (previous year CHF 74 million). Due to numerous orders received in the second half of the year, the order backlog at the end of December 1999 rose briskly. The demand for coating and etching systems in the telecommunications, sensors, and packaging segments showed a particularly positive trend. Apart from Europe and the USA, Taiwan contributed significantly to overall growth. New products currently being readied for market and the acquisition of Plasma-Therm in Florida will further invigorate the semiconductor business in the year 2000.

With more than 1000 CD metallization systems shipped, **Data Storage** broke its delivery record and thus was able to further expand its current leadership in the marketplace. Because of its solid position in the booming market for recordable disks (CD-Rs) and in Digital Versatile Disks (DVDs), Data Storage was able to nearly compensate for the temporary market weakness in rewritable optical and magnetic data media. Sales declined from CHF 305 million in 1998 to CHF 271 million last year, down 11%.

The market for magnetic data storage devices remained at a low level. With new production technologies, to which Unaxis contributed as well, the storage capacity of hard disks has been increasing by 60 to 100% per square inch and year. This leap in capacity prompted customers to postpone new purchases. Although the demand for new drives is still growing, the number of disks required for a given storage capacity is declining. Thanks to the introduction of new products and technologies, Magnetic Storage was nevertheless able to boost its market share and create an ideal starting position for the market recovery that has been projected for mid-2000.

At the end of December 1999, **Displays and Large Area Coating** were able to report a reassuring order backlog due to significant contracts finalized with major manufacturers in the Far East, the USA, and Europe. In 1999, sales rose by 24% to CHF 153 million (previous year CHF 123 million). Because technologies change so quickly, considerable funds were invested in research and development. The high order backlog and leaner structures suggest an improved result for the year 2000, not least because of the newly developed PVD and CVD coating systems for large glass components to be shipped to major customers in early 2000.

Optics was able to take advantage of the sustained boom in telecommunications filters as well as thin-film components for LCD projectors and sensors. These trends boosted sales by 19% to CHF 180 million (previous year CHF 151 million). Because the brisk development in telecommunications will persist throughout the year 2000 and projectors are gaining access to new applications in the high-end consumer segment, the forecasts for market trends this year are optimistic. With the results of its research and development effort, the Optics Division has set a promising course aimed at success in its markets. Systems for advanced telecommunications filters have already been launched, and new and improved color management components are now being tested in applications for the next generation of LCD projectors.

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Materials was able to further strengthen its position in the market for optical storage devices and has reported higher sales. In the magnetic storage devices sector, sales rose only marginally due to the current weakness of the markets, closing 6% higher at CHF 129 million for 1999 (previous year CHF 122 million). The capacity adjustments and productivity enhancement measures implemented in 1999, combined with the better market outlook, will have a positive impact on sales in the year 2000.

Surface Technology Segment

The activities of the Surface Technology Segment include contract coating of tools, mechanical components, and durable goods as well as the sale of systems for these applications. The market for tool coatings grew more slowly than in prior years because of the underlying weakness of the tool and machine tool industries. Due to the sustained momentum of the automobile industry, the growth rate in this sector was 5%. Machine component coatings trended as projected, posting 60% growth. Business with coating systems slipped to about half the record high in 1998 because of the sluggish state of the tool industry. Overall, sales climbed by 2% to CHF 270 million (previous year CHF 266 million). Orders received declined by 9% to close at CHF 248 million (previous year CHF 273 million). The operating result decreased by 35% from CHF 57 million in 1998 to CHF 37 million for the year under review.

In 1999, the implementation of the growth and expansion strategy resulted in an extension of the existing global network of 35 coating centers to 42. Apart from incorporating new national companies in Austria and Mexico, the Surface Technology Segment acquired licensee APP TiNCoat in Singapore (consolidated as of mid-year); further coating centers were established in the USA, Germany, the UK and Italy.

The operating result did not meet expectations. This is due to the startup costs for the new coating centers, the market entry into decorative coatings, slower growth in tool coating services, and sluggish coating system sales. However, the generally favorable outlook for thin-film technologies, the solid positioning of the Surface Technology Segment, and a further gain in market share suggest a positive trend in 2000. This optimistic assessment is supported by the rebound of the economies in Europe and Asia as well as a large portfolio of projects in component coating and decorative coating.

Components Segment

The Components Segment, which consists of the Vacuum Pumps, Instrumentation, and Space Divisions, trended well in 1999. Sales climbed to CHF 620 million (previous year CHF 578 million), which represents an advance of 7%. Orders received rose by 8% to CHF 637 million (previous year CHF 592 million) and the operating result surged by 133% to CHF 42 million (previous year CHF 18 million).

Sales posted by **Vacuum Pumps** increased by 6% to CHF 354 million (previous year CHF 335 million), primarily due to the recovery of the semiconductor industry. Cost improvement measures were introduced among other locations at the Cologne and Export, PA (USA), plants. The launch of new products in various market domains significantly strengthened the division's competitive position. Continued high research and development spending should bear fruit in the course of the year 2000 and boost demand. Moreover, an extensive program to further modernize production and logistics at the parent plant in Cologne was initiated during the year under review.

82

Instrumentation was also able to benefit from the recovery of the semiconductor industry and from growing demand in the Asian and European marketplaces. Additionally, sales of measurement and analysis products picked up as a result of several innovations, among them the introduction of vacuum measuring units based on ceramic diaphragm technologies (CDG). Sales increased by 12% to CHF 165 million, up from CHF 147 omillion a year earlier.

Contraves Space reported an uptrend in sales by 4% to CHF 101 million (previous year CHF 97 million). The delivery of payload fairings for the new generation of Ariane 5 launchers as well as the finalization of a contract for the commercial Atlas program in the USA were among the highlights in 1999. The division's leadership position in payload fairings as well as its extensive involvement in the Automated Transfer Vehicle project of the European Space Agency justify continued optimism for the year 2000.

Others

Further Unaxis units, apart from the holding companies, include three operating companies: Leybold Didactic, Contraves Inc., and Spinnerei Kunz AG. Aggregate sales for 1999 closed at CHF 117 million (previous year CHF 178 million), down 34%. While Leybold Didactic, Contraves Inc., and Spinnerei Kunz AG generated positive operating results, the total result was burdened by various leftover activities and by the typically negative operating result of the holding companies. Overall, the operating result closed higher at CHF –44 million (previous year CHF –103 million).

Leybold Didactic, headquartered in Hürth, Germany, manufactures and markets scientific/technical teaching equipment and systems. Despite the positive business trend in the year under review, Unaxis will divest this company in compliance with the Group strategy.

Contraves Inc., based in Pittsburgh, USA, includes the civilian operations of the corporation's former defense business in the USA. The company integrates electro-optical systems primarily used to test gas bottles. In 1999, Contraves Inc. succeeded in expanding its customer base and posted a distinctly improved operating result. Its objective is to offer an optimized price/performance ratio in clearly defined niche markets and to entertain long-term partnerships with a limited number of customers. Contraves Inc. also serves other Group companies.

Spinnerei Kunz AG, headquartered in Windisch, Switzerland, is a real estate company with a considerable portfolio of operationally unnecessary properties, mainly in the midland regions of Switzerland, including a large portion of the former Bally factory premises in Schönenwerd. Plans are in place to divest the properties.

Development of the divestiture divisions

Of the five operations slated for divestiture, Oerlikon-Bührle Immobilien, Bally, and Oerlikon Contraves Defense were sold and thus were consolidated only for the first half of the year. Conversely, Pilatus and Hotel Zürich AG had not yet been divested by the closing date and are therefore fully consolidated in 1999. The sale of Hotel Zürich by mid-2000 was contractually agreed at the end of the year under review, but the prudent divestiture of Pilatus still requires some more time.

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Because of these divestitures effective mid-1999, a direct year-to-year comparison of these entities is only conditionally informative. Overall, sales closed at CHF 998 million and the operating result was CHF -31 million. The pro rata contribution of the divestiture divisions toward the consolidated result is CHF -49 million. In particular, the operating result posted by Bally was a burden in the year under review.

Pilatus

Yet again, Pilatus posted double-digit sales growth of 13% to CHF 435 million (previous year CHF 384 million), the highest sales figure ever in the company's history. This is due among other factors to the sustained success of the multimission PC-12 aircraft which now accounts for the bulk of sales; meanwhile, more than 200 units of this type are in operation throughout the world. Pilatus' Maintenance Business Unit was able to increase sales as well. Conversely, the Government Business Unit (training aircraft) remains affected by the consequences of the Asian crisis and by declining defense budgets.

During the year under review, Pilatus pursued its development work for the new training aircraft in consultation with potential customers. The new training system is scheduled for market introduction in the year 2003. Mostly because of higher development expenditures, the operating result hardly changed versus the prior year (CHF 11 million) and closed at CHF 12 million.

Pilatus expects further sales growth in the course of 2000.

Financial aspects

Net debt

The massive cut in net debt from CHF 656 million by end of 1998 and the creation of net liquidity totaling CHF 206 million constitutes an aggregate improvement of CHF 862 million within 12 months. This is due to the sale of Oerlikon-Bührle Immobilien, Bally and Oerlikon Contraves Defense. The conversion of CHF 71 million in bonds to stocks and hence to equity capital of Oerlikon-Bührle Holding AG also had a positive impact on the overall asset structure.

Discontinuation of current market value reporting

The significant changes of the Group's structure and their influence on the balance sheet justified the abandonment of the former principle of current market value reporting. This decision was supported by the low inflation rates in most countries and the general trend toward the adoption of the purchase method. The new, simplified, and more transparent reporting mode resulted in a decline of consolidated equity of CHF 156 million.

Financial position

At the end of 1999, the balance sheet shows a clearly improved structure versus the prior year. Equity amounts to 35% of total assets and net liquidity closed at CHF 206 million, which means that Unaxis is well poised even for acquisition-fueled growth. The acquisitions which were planned but not yet or only partially finalized by the end of the year (Plasma-Therm and ESEC) will cause net debt to rise again. The new corporation, extensively focused on high-tech activities, will, however, place greater emphasis on the industry's relatively rigorous financing benchmarks, particularly to better reflect the cyclical nature of its core businesses.

84

Orders received **1999** 1998

in CHF millions


1026 871

Sales **1999** 1998

in CHF millions


886 849

Operating result **1999** 1998

in CHF millions

* including restructuring charge Large Area Coating

76* 129

Net assets **1999** 1998

in CHF millions


325 313

Personnel **1999** 1998

No. of employees

** Due to reallocations, the personnel counts are only conditionally comparable

2379** 1811

Research & development **1999** 1998

in CHF millions

75 75

[illegible]

[illegible]

1999	1998
886	849

1999	1998
325	313

1999	1998
75	75

Semiconductors

[illegible]

Optics

[illegible]

Data Storage

[illegible]

Materials

[illegible]

Displays

[illegible]


ing A World
ossibilities
MOTOROLA
erPC 604 ™

„We master complex processes to make chips even more intelligent."

At a breathtaking pace, highly complex semiconductors are being engineered into consumer products. Whether it is a cell phone, a dishwasher, or an automobile, hardly anything works without chips today. The Semiconductors Division recognized this mainstream trend long ago and today is intensively readying itself for future developments.

The success story of the Semiconductors Division in its core market began in 1992 when it became independent. Today, the division is at the cutting edge in key market segments such as front end products, telecommunications and sensors, as well as packaging.

Front end
In the jargon of the semiconductor industry, the term front end refers to the fabrication of usually highly integrated circuits on wafer substrates. This is a mass market in which the division focuses on systems and processes used in the manufacture of discrete semiconductors, ASICs (application-specific integrated circuits), and coatings for ultrathin semiconductor substrates. The CLUSTERLINE® system is its flagship product.

Telecom and sensors
Telecommunications applications require an ever-growing array of semiconductors and components for high switching frequencies and for higher signal frequency ranges. Today, sophisticated circuits are built with the highly complex GaAs (gallium arsenide) technology. For this booming market, the Semiconductors Division not only supplies a broad spectrum of production systems but is also the only company which can offer a mature production line for SiGe (silicon germanium) technology.

The main advantages of this up-and-coming technology, a spin-off of conventional silicon production lines, are significant cost savings and the remarkably low power consumption of the circuits based on it. This domain includes systems for the production of sensors but also specialized equipment for the manufacture of high-precision surface acoustic wave filters for mobile telephones.

87

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Richard Forster, chess master



In the clean room, silicon wafers are loaded into the CLUSTERLINE® system fully automatically or manually.

Next step, the silicon wafers are coated in the process modules which are radially configured around the central handler.

The CLUSTERLINE™ system is characterized by above-average availability. This picture shows the plasma cleaning process.

Packaging

The term packaging embraces all fabrication steps which constitute the connection between the circuit on the chip and the carrier substrate. The Semiconductors Division was a pioneer with its contributions to the development of the flip chip technology and today is a leader in this niche market. The flip chip packaging method was originally developed by IBM for microprocessors and other complex ICs (integrated circuits). The technology establishes the connection between the chip and the substrate: tiny solder bumps on the bottom of the chip make direct contact with the terminals of the carrier. When heated, the bumps melt to establish the current path. The solidified solder also secures the mechanical connection. This advance in miniaturization massively boosts the performance of chips and at the same time makes it possible to reduce the chip surface by as much as 90%.

Successful mass-market entry

Despite a problematic and recessive market in the past years the Semiconductors Division has reported double-digit sales growth for the past five years in succession. Its strategic focus on the packaging and telecommunications segments contributed substantially to this encouraging performance.

The Semiconductors Division's debut in the front end market was paved last year by strategic partnerships with major semiconductor manufacturers. The division also established a strong presence in Taiwan, a country which in 1999 posted an above-average growth rate of 20% in the semiconductor market. The Semiconductors Division was able to participate in this growth.

89



characterized
s picture
ess.

Micrograph of the finished "bumps" (small solder contacts) which establish the electrical connection between the chip and the leadframe.



Thanks to built-in chips with BPS technology, devices such as cell phones have become smaller, lighter, more powerful, more functional, and at the same time less expensive.

Geared to substantial growth

New applications and the trend toward the more extensive use of semiconductors in the telecommunications, automobile, consumer electronics, and household appliance sectors suggest renewed market growth in 2000 and during the coming years.

The first CLUSTERLINE® 300 developed by the Semiconductors Division has now been shipped, and the division is thus ready for the new 300-mm-diameter wafer format and for the additional thrust in sales which is expected in the year 2000. Customer service on location is becoming an ever more important factor. With more than 50 sites in 28 countries, the division has a truly global distribution and service network; it will be further expanded in 2000. Semiconductors achieved sales of CHF 83 million in 1999 (previous year CHF 74 million).



Strengthening the market position in semiconductors

In early November 1999, OBH acquired 26.9% of the share capital of ESEC. The agreement concluded with the company gives OBH the option to purchase a further share package representing 25.7% of the capital by mid-2001. Developments at ESEC are focused on a reduction and integration of process steps in the front end and back end areas with the objective of cutting costs in the manufacture of ever-smaller semiconductors with greater switch densities. The key technologies proprietary to Unaxis and ESEC constitute a solid foundation for sustaining the company's firm market position in the long term and strengthening it.

90



MEMS technologies are integrated in many familiar products to boost performance and cut costs. The heads of inkjet printers are a typical example: here, MEMS are used to reduce the size of the head and simultaneously to improve the resolution of the printed image.

Plasma-Therm is the world leader in dry etching systems for photomasks. These masks are highly complex masters used by semiconductor manufacturers to transfer their chip designs to silicon wafers.

Plasma-Therm

In December 1999, Oerlikon-Bührle Holding successfully submitted a tender offer to the shareholders of Plasma-Therm Inc., of St. Petersburg, Florida. The company became a member of the Unaxis Group in March. This acquisition underscores the strategy pursued by Unaxis which is to strengthen its position in and systematically focus on semiconductor manufacturing systems as well as high-end technologies. Plasma-Therm develops, manufactures, and markets thin film etching and PECVD systems which ideally complement and enhance the activities of OBH. The company is among the leaders in the markets it serves.

Strong market positions

The etching and PECVD systems made by Plasma-Therm are used in four main application segments: photomask etching, telecommunications, data storage, and microsystems. Photomasks are used to produce wafers for the semiconductor industry. In this segment, Plasma-Therm has a market share of 85% with its Versalock etching lines. In the telecommunications sector, Plasma-Therm systems are deployed in the production of MMIC devices, which are mostly HBTs and PHEMTs. MMICs represent a broad range of device types. Also, the company supplies products for numerous other optoelectronic products, such as LEDs. Here, the company's market share is in excess of 40%. In the data storage segment, Plasma-Therm manufactures equipment which makes read/write heads for hard disk drives. Its market share in this domain is 20%. Plasma-Therm is also very successful as a developer and manufacturer of hardware for the production of microelectromechanical systems (MEMS).

Plasma-Therm closed the 1999 business year at the end of November with sales totaling USD 41 million, down 17% from the prior year. The decline is attributable to the Asian crisis and the resulting slump in the semiconductor industry which lasted until mid-1999. Increased growth is expected in 2000, however. Very high potential is ascribed to the chip and telecommunications industries as well as to the data storage and MEMS markets.



An ESEC wire bonder processing an ultrathin substrate: the bonder offers the largest available working range of 2.1" x 2.6" (about 53 x 66 mm).

This raster electron microscope image shows the gold wires attached to a chip by ESEC's wire bonder. Thinner than a human hair, the gold wires establish the electrical connection between the chip and the leadframe which carries it.

ESEC

The ESEC Group is a global provider of unique equipment and systems solutions for the manufacture of semiconductors and the assembly of printed circuit boards. Die bonders, wire bonders, and a fully automatic assembly line (AUTOLINE), which interconnects the individual bonders and other machines via a robotics system to flexibly control and monitor the assembly process, are part of ESEC's core business which mainly targets the back end segment (chip assembly). The group's activities are complemented by latest-technology solutions such as multichip modules (MCMs), flip chip assembly, and smart card processes. With a market share of 25%, the ESEC Group is the global leader in die bonders.

Die bonding

A die bonding machine takes chips from a wafer and places these exposed, unprotected semiconductors on the carrier material with an accuracy of $^{5}/_{100}$ mm. A die bonder can mount as many as 7000 chips per hour on the substrate. Die bonders are deployed for all packaging types in mass production which is subcontracted mostly to Asian assembly houses.

Wire bonding

Once the chips are mounted on the leadframe, or carrier, electrical connections must be established between the chip and the terminals of the semiconductor device. This process is called wire bonding. ESEC develops systems for this manufacturing step as well and is one of the top three providers in the global marketplace.

Success

For the first half of fiscal 1999/2000 – ESEC's closing date is the end of February – the company reported sales of CHF 186 million at August 31, 1999, up 23% from the same previous-year period. By mid-1999, the semiconductor market had recovered from a dramatic slump in 1998.

Outlook

In view of the sustained market rebound in Asia as well as the new momentum in the European and American markets – where the demand profile is biased toward high-end chips (mainly microprocessors) – ESEC projects that sales growth will remain brisk.

92



„Increased storage capacities are opening up unprecedented horizons for our customers."

Information is the keynote topic of our era and of our society. The staggering volume of available information must be stored or processed, however. This calls for optical or magnetic storage devices. In both technologies, Data Storage is among the world's leading market players.

Data Storage is composed of the Optical Storage and Magnetic Storage divisions. The two different markets are serviced individually and autonomously. Sales in 1999 closed at CHF 271 million (previous year CHF 305 million).

Optical and magnetic storage – complementary technologies
While optical data storage media are used to archive and transport content (music, software, etc.), the main application of magnetic data storage media is to actively save and read data. This fundamental difference gives both media technologies a legitimate segment in the converging market – both in the computer and the consumer electronics domains. Optical media have been known in the entertainment industry since the advent of music CDs. This technology quickly conquered the computer sector as well. Recordable CDs (CD-Rs, the acronym for Compact Disc-Recordable) and rewritable disks (CD-RWs) are popular media for storing data (such as images) and for the exchange of large data volumes (such as electronic documents that are sent to printing houses). The low price of CD-Rs and CD-RWs as well as simple handling will make these media even more popular.

The hard disk is to magnetic media what the CD is to optical storage. Hard disks are ubiquitous in desktop PCs, laptop computers and servers. But here, too, the tremendous pace of technological progress is breaking barriers, bringing magnetic media into the consumer electronics segment. The heart of a hard disk consists of one or several inflexible disks which "carry" the information and of thin-film heads (TFH) with which the information is written and read.

Since the introduction of the music CD in 1982, this medium has literally conquered the world: today, about 10 billion CDs are produced each year. Fully automatic coating or sputtering, one of the key technologies for the cost-effective mass production of these silver disks, was introduced by the Data Storage division as early as 1984. The breathtaking trend toward ever-greater storage densities is promoting the convergence of consumer electronics and computers. The DVD (Digital Versatile Disk) is now giving consumers access to the video and computer world. It is gradually replacing the video cassette in the USA.

The rewritable version of the DVD is involved in a controversy over the future standard. Will the winner be the DVD-RAM, the DVD-RW or perhaps even the DVD+RW? Thanks to its innovation power and close cooperation with customers in all segments, Optical Storage is in a position to offer systems for all current and future formats.

93

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The Sprinter 750 coats rewritable CDs.

A closeup of a next-generation rewritable DVD (DVR) shows the minuscule distances between the pits and the individual tracks needed to achieve extremely high storage densities.

World market leader
Optical Storage is the leader in the world market for optical media which has been growing by more than 20% per annum since the CD was introduced: Today, two out of three systems used to manufacture optical storage media are made by this division. One of the division's key success factors is the speed with which it brings new technologies to market. New applications are quickly addressed in process and systems development even if a commercial application is not immediately forseeable. Thanks to this strategy, Optical Storage established the technology lead which resulted in its position as the global market leader in this field.

For Optical Storage, 1999 was a successful year. As in the three prior years, the number of systems shipped was doubled: More than 1000 units were sold. This further strengthened the division's position in the world market. The main reasons for its success were: the number of systems sold was tripled for CD-Rs and doubled for DVDs – Optical Storage serves four of the five largest DVD producers in the world. Conversely, 1999 was a weak year in the field of rewritable optical data media because of massive overinvestments in 1998, even though orders in the high-end segment picked up briskly in the last month of the year. Despite the temporary market slump in rewritable media, Optical Storage closed 1999 with sales amounting to CHF 206 million (previous year CHF 212 million).

Technological progress and larger production volumes justified price cuts which were passed on to consumers. The price for a CD-R declined to about USD 1. Consequently, the CD-R established itself as a storage medium and became a mass-market product. Production output has already reached 2 billion units per year, three times the volume achieved in 1998. Taiwan, the year's high-tech wonderland, stood out with tremendous investments and now possesses more than 70% of the world's manufacturing capacity. With its significant market share in this segment, Optical Storage was able to overproportionally benefit from the upswing. It shipped the thousandth unit of the BPS Swivel, the fastest sputtering system in the optical disk market.





The systems feature high throughputs and high reliability. This allows customers to cost-effectively manufacture disks. A coating system can handle from 500 to 2400 disks per hour.



The finished DVD delivers crisp images, rich sound, user guidance in several languages, and complementary information modules.

Due to the breakthrough of DVDs in video applications and sinking hardware prices, this storage medium has begun to conquer the US market. In comparison with 1998, twice as many DVD video players were sold worldwide last year, with the USA heading the list.

The number of plants which produce these disks also increased by 50% in 1999. Optical Storage was able to take advantage of market growth in this field as well, expanding its market position with the Comet product line. Its newly developed CUBE SPEED is a compact system for all DVD versions. It uses an innovative silver process developed by Optical Storage to achieve significant cost savings in DVD production.

Growth is expected to slow down in classic CDs because, to some extent, they are being replaced by the CD-R. On the one hand, consumers – mainly the younger generation – are using them to record music from CDs or directly from the Internet (MP3). On the other hand, it is becoming more commonplace in certain applications like software update distribution to write recordable CDs (CD-Rs) directly from master CDs. Nonetheless, the Optical Storage Division was able to increase sales and expand its market position. Europe accounts for more than 50% of sales, Asia for more than 30%, and the USA for 8%.

DVDs and recordable CDs are winners

Market researchers expect that the classic CD will gradually be superseded by CD-Rs, DVDs, and DVD-ROMs starting next year. Accordingly, considerable growth has been projected for the DVD segment (roughly by a factor of 2.5) as well as for the CD-R and CD-RW segments (roughly by a factor of 2). This is due to massive system performance gains which result in higher outputs and lower unit costs as well as multifunctionality of players and lower production costs for such hardware. Multifunctional drives that can record CD-Rs and read DVDs already exist. The trend will accelerate, bringing other optical storage media formats into the world of consumer electronics and personal computers.

The technological superiority of Optical Storage as well as its dense distribution and service network with over 50 support centers worldwide will allow the division to strengthen its market leadership and exploit growth potentials.

96



Thanks to the precision of ion beam technology, the CYBERITE coating system forms a high-throughput production platform for the latest thin film heads and spin valve sensors used in today's hard disk drives.

The impressive tower configuration of the CIRCULUS® M14 coating system has 13 processing stations that can coat more than 1000 hard disks per hour. The vertical design also enables double-sided processing of each disk as it moves around the circle to completion.

Magnetic Storage

Hard disk drives consist of disks and read/write heads. Both of these components are manufactured with sophisticated thin-film technologies and are composed of a multitude of layers. The production of hard disks and thin film heads requires clean room environments similar to those in the semiconductor industry. In the past three years, Magnetic Storage has evolved to become a leading developer and provider of systems for the production of magnetic storage devices and in 1999, with a market share of 32%, was the key supplier in this field. In thin film head systems, the division increased its market share to 30%.

Overproduction pushes sales down

The customers of the Magnetic Storage division are makers of desktop PCs, notebooks, and servers as well as their component suppliers. Remarkable technological advances have made it possible to increase the storage density of hard disks from 3 Gbit/sq.in. (1997) to more than 10 Gbit/sq.in. This means that one single hard disk drive can store the content of up to 90,000 books or 200 CD-ROMs or 10 movies with an average duration of one hour. Despite growing hard disk drive sales, this technological achievement has resulted in a stagnation in component sales because massively higher densities mean that fewer disks and read/write heads are needed per drive. Moreover, the market was characterized by substantial overproduction in 1999. Thus, the Magnetic Storage division ended the 1999 business year with a decline in sales to CHF 65 million (previous year: CHF 93 million). Europe and the USA each account for 45% of sales and Asia accounts for 10%.

Forthcoming developments in magnetic data storage media are subject to rapid transformation, requiring ongoing adjustments to the product portfolio. Last year, Magnetic Storage successfully entered the market for ion-beam coating systems used to produce magnetic media. In close cooperation with a key-account customer, a proprietary system was developed within one year. Ion beam technology combined with conventional sputtering embodies the production technology which will be indispensable in the future to manufacture storage media with ultra-high densities of 50 Gbit/sq.in. and more. Also in the course



The growth rate in storage density for hard disks is currently 100% per year and the trend is pointing up. Even for the most dynamic sectors of the semiconductor industry, this growth is breathtaking!


CE
IBM
microdrive

So far, the demand for computers has driven hard disk production. Because of growing capacities and falling prices, the hard disk is now a commodity. Today, it is opening up a wide range of applications unimaginable only a year ago. Pictured above: a camera and a microdrive.

of the year, the division launched a new CIRCULUS® M14 hard disk production system. Enhanced productivity will clearly reduce the cost of manufacturing hard disks, and the maintenance procedures of the new system were simplified as well.

New applications
The trend toward miniaturization of hard disks is creating totally new applications in the domain of consumer electronics, for example in digital still and video cameras, TV/video units, and personal digital assistants (PDAs). The first digital cameras equipped with miniaturized hard disks (about 35 x 40 x 4 mm!) are already on the market. These disks can accommodate up to 5000 images or one hour of video. With its CIRCULUS® and CYBERITE systems families, Magnetic Storage made decisive contributions to this development.

Rebound expected to start in 2001
The market for hard disk and thin film head production systems will be burdened by surplus capacities throughout 2000. An upswing is not expected before 2001, because the currently installed systems will have become technologically obsolete by then and must be replaced by latest-generation equipment.

Conversely, the consumer electronics segment offers enormous growth potential. The current market for hard disk drives, about 170 million units per year, is likely to surge by several orders of magnitude in just a few years.

98



„Brilliant pictures are the result of latest-generationon technologies interacting with the properly understood customer need."

Most of the information to which we are exposed in our multimedia society can only be perceived visually. A large amount of information is presented to us by screens, and particularly by flat-panel displays. The Displays unit is the only manufacturer that offers production systems for all known coating technologies used in flat screen fabrication.

TFT Displays and Large Area Coating constitute the Displays unit. It manufactures production systems and develops coating processes for flat-panel displays of all sizes. In this market, the Displays unit is among the world's leading suppliers.

Display market

Flat screens of different types are ideal for displaying numeric or graphical data. Simple forms of such displays have long been integrated in watches and pocket calculators. The screens of laptops and professional desktop computers are more complex types of displays. For some time now, flat screens have been capable of delivering high-quality color images. Experts expect that flat screens will soon replace conventional CRT screens altogether.

Modern display technologies are now conquering the domain of consumer electronics as well. LCDs up to 28 inches diagonally and plasma screens (30 to 50 inches) are already available in TV sets or as wall-hanging monitors. The industry has only just begun to exploit the technical capabilities in this market segment.

Enormous growth is predicted in the market for LCD and plasma screens. In 1999, the market volume was already valued at about USD 10 billion. Some 20 million panels were sold in the laptop segment alone. Liquid crystal technology is also penetrating the growing sector of flat screens and personal information systems such as palmtops, cell phones, and desktop phones. This trend will accelerate with the growing information volumes being distributed via e-mail and the Internet.

Refined technology with liquid crystals or noble gases

Technically speaking, an LCD consists of two glass panels provided with polarization filters. Light will pass the filters only if it oscillates in the polarization plane. The line-and-column structure on these glass panels is made of transparent electrical conductors. In TFT displays, an active switch-

99

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100



The production of TFT flat-panel displays requires semiconductor layers which are applied to glass substrates with the unique reactors of the KAI systems.

An extremely homogeneous, transparent conductive layer is applied to the glass substrates.

The glass substrates, about 0.5 to 0.7 mm thick and up to 1 m^2 in size – are fully automatically transported to the individual production stations in cassettes.

ing element is added to one of the glass panels (hence the term active matrix display). Sandwiched between the glass panels is a layer of liquid crystals. Their alignment can be changed with electrical fields. At the same time, they have the effect of a polarizing filter. As soon as zones of the liquid crystal layer are activated via the matrix of conductors, they change their effect and will either block light or allow it to pass. In color displays, a separate filter coating must be added to one of the panels. The Displays unit manufactures the systems and develops the coating processes needed to apply the conductor matrix, the TFTs, and the color filters for all flat screen applications.

The unit also has the technology required for the fabrication of plasma screens which today, in comparison with LCDs, can be manufactured in larger formats from 30 to 50 inches. Here, the flicker-free image is created with many tiny gas discharges instead of by liquid crystals. Plasma screens are mainly used for large-format displays.

The Displays unit is the world's only vendor whose flat screen coating systems cover all currently known technologies. This includes PVD (Physical Vapor Deposition) as well as PECVD (Plasma-Enhanced Chemical Vapor Deposition) and dry etching.

Trend toward larger flat screens

For better cost-effectiveness, flat panels are not coated individually. Usually, during the manufacturing process, several panels are on one glass substrate. As display formats keep getting larger, a system of glass sizes was defined for production purposes. For several years now, formats have been classified in so-called generations. The production panels are also becoming larger and larger; this is one of the main reasons for the high R&D expenditures in this business. New coating and handling systems have to be developed for each generation. Fourth-generation TFT display substrate sizes were introduced on the market in 1999. The Displays unit now offers systems that can process glass substrates measuring 730 mm x 920 mm. Systems for even larger substrates – 960 mm x 1100 mm – are currently being developed.



View of a coating system.



Unaxis' coating systems assure optimized image quality at attractive prices.

The progress made clearly illustrates that LCD technologies will be deployed for larger screen sizes as well: TV screens with 28-inch (700 mm) diagonals are already available in the marketplace.

In applications involving even larger plasma display panels (PDPs), the Displays Unit has also developed and launched a new system. Its innovative plasma process for the application of the magnesium oxide layer in PDPs brings about a significant reduction of production costs in comparison with the evaporation technologies used so far.

Demand is picking up

While many monitor manufacturers adopted a wait-and-see attitude in 1999, demand is expected to pick up again in 2000. In the three coming years, growth rates of 30% per annum have been projected for the sale of *monitors and TV screens alone.* Revenue gains of about 15% are predicted



Optimized in terms of throughput, footprint, and target utilization, the NEW ARISTO cost-effectively produces large-area plasma screens.

In a fully automated process, the large-area glass substrates are transported through the coating system. The operator has full control over the transport and coating processes at all times.

New coating technology for magnesium oxide.

for the laptop market segment (LCDs), which will encourage investments in coating and etching technology. The outlook for flat panel displays is very promising: Reliable sources say that flat screens (LCD and/or plasma) will totally supplant conventional CRT screens as soon as their price comes down to about 1.5 times that of conventional monitors.

Growth
The Displays unit reported CHF 153 million in sales for 1999, up 24% from the prior year (CHF 123 million). This positive trend was supported by both divisions. The TFT division posted the strongest gains, yet fell slightly short of expectations because of a faster than expected generation change from 600 mm x 720 mm to 730 mm x 920 mm substrates. With swift investments in research and development as well as the deployment of considerable resources, the division was able to respond to this change quickly enough. However, sales of these new fourth-generation systems remained sluggish.



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Screens are becoming flatter and ever larger thanks to modern display technologies. Image quality has improved significantly as well, and – a decisive factor for market acceptance – prices are declining.

Further market segments in Large Area Coating

Because of the historic development in glass coating, the Large Area Coating division is also active in complementary fields such as architectural glass and film coating.

Glass coatings span a range of applications such as protective coatings for windows, automotive windshields, and solar panels. The more and more stringent ecological legislation in industrialized countries has promoted these new glass coating applications. With special materials, heat-reflecting or insulating properties can be imparted to the glass. Coatings with low thermal emission properties (Low-E) are used especially in colder or changeable climates, since they can reduce the heat loss by as much as 80%. In warmer regions, glass is coated to reflect sunlight and heat so that air-conditioning energy can be saved.

Film coatings today are mainly used in food packaging applications. Special coatings deposited on the packaging material (paper, plastic, PET, etc.) protect the contents against external factors such as heat, light, moisture, or air. Vacuum coating processes have resulted in aluminum savings of over 95%.

A project launched in cooperation with Coca-Cola and Krones AG (PET packaging) envisages the further development of film coating processes. The objective is to protect bottled beverages with special coatings to such a degree that nitrogen losses through the PET material can be minimized.

Large Area Coating – ecologically trendy

Spurred on by the growing ecological awareness of people in industrialized nations, coating methods for the more efficient use of energy have a growth potential of 20 to 25% per annum. Today, Europe and the USA are the principal markets in this domain. But Asia, where the focus is more on tinted coatings, is considered a key market as well. New developments in PET coating will open additional growth opportunities in the film coating business.





„We focus on the expectations of o[ur] customers and bundle our combined knowledge to systematicall[y] harness the power of light."

Optics is made up of the two units Balzers Thin Films and Leybold Systems and is a leading provider of optical components and optical coating systems. Optical coatings can be found in a wide range of applications from data projectors for computers and video players to telecommunications, and from the automobile industry to medicine.

Optics is considered the key technology of the 21st century. The rapidly evolving field of information technologies would not be conceivable without coated optical components. The Optics Division serves this domain both as a systems manufacturer and as a maker of components. It recruits most of its customers in the IT, automotive, and medical technology industries.

Multiplexing revolutionizes data transmission

Conventional electronic data transmission technologies can no longer cope with the enormous volumes of information. The market wants transmission capacities in giga and soon in tera magnitudes. Since existing data networks can rapidly become bottlenecks, there is a tremendous demand for capacity expansions. Multiplexing is the solution. It allows the parallel transmission of several channels in fiber optic networks. These channels have segregated frequency bands which are separated by filters of very narrow tolerances (= Dense Wavelength Demultiplexing, DWDM). The Optics Division has the systems technology needed to manufacture state-of-the-art filters with minimal light loss in extremely tight frequency bands. The market for such systems is in an early phase of its development but forecasts suggest a dramatic expansion within the next three years. In 1999, the division was the only provider of systems for the filter generation with a frequency spacing of 200 GHz, underscoring its technological leadership in this field.

New technologies for data and video projection

Latest-generation equipment for data and video projection is also classified as IT hardware. Smaller, more lightweight, brighter – this is the development trend in multimedia projection. Formerly, projectors were built either for data or for video projection. Today, most of the solutions on the market support both worlds: classic PowerPoint presentations or interactive animation from CD-ROMs or even TV movies and videos. These combined applications have been made possible by projectors with the Liquid Crystal Display (LCD) or the more recent Digital Light Processing (DLP) technology.

105

„Playing with the magic of light means to create new worlds and to hone our perception for unexpected visible realities."

James Turrell, light artist



The individual filter segments of the ColorWheel™ in the primary colors red, green, and blue are manufactured and finished with extreme precision.



The visual inspection of the ColorWheel™ is a significant element of the manufacturing chain.





At Optics, highly sophisticated technological know-how is needed to manufacture the ColorWheel™.

* DLP and DMD are registred trademarks of Texas Instruments Inc., Dallas

In LCD projectors, the white light of the projection lamp is split into the primary colors red, green, and blue by color filters and then, each color is diverted to a separate display, with mirrors. Subsequently, using the Optics Division's proprietary ColorCube™ (glass prism), the colors are assembled to form a complete image that is projected onto the screen through the lens. The division has developed an extremely refined filter coating and a manufacturing process for the ColorCube™ which features excellent imaging quality and low manufacturing costs.

DLP is a relatively recent technological development but it ideally addresses the demand for smaller and brighter projectors. At its core is the Digital Micromirror Device (DMD™)* developed by Texas Instruments.

This component is a chip which can contain up to 2.3 million mirrors measuring 16 x 16 µm each. The DMD™ works like a light switch. Each micromirror turns an image pixel on or off, depending on the digital signal it receives. With a high-speed succession of switching operations, the image is assembled on the surface of the DMD™. A color filtration wheel which rotates at a very high speed (*comparable to a car traveling at 250 km/h!*) separates the incoming white light into its basic blue, red, and green components, and diverts them to the micromirrors. In 80% of all DLP projectors, this process is handled by the Optics Division's ColorWheel™. The manufacture of this ColorWheel calls for sophisticated technological know-how, high precision, and cost-optimized production processes.

Systems and components for the automobile industry and medicine
The trend toward plastics in the auto industry requires new solutions for lamp reflectors. Here, too, the Optics Division is a supplier of components and production systems. In applications where glass is being replaced by polymers, there was a need to counter *the thermal energy generated by the* light sources. In close cooperation with customers, the Optics Division developed a coating which assures a maximum light yield but significantly reduces the thermal impact on the plastic substrate. More than 500,000 of these headlight components were contract-coated for the automobile



Light split into the primary colors (red, green, and blue) by the ColorWheel™ is deflected to the DMD™, the Digital Micromirror Device chip developed by Texas Instruments. A total of 2.3 million micromirrors switch image pixels on or off, depending on the digital signal they receive, creating an image on the surface of the DMD™ chip.



Digital Light Processing (DLP™) technologies make it possible to develop ever smaller and more powerful projectors. Optics is making a significant contribution to this trend: Today, 80% of all DLP™ projectors are equipped with its ColorWheel™.

industry in 1999. The division also makes the production lines that coat such plastic reflectors with environmentally stable, high-light-yield thin films. Such systems are being used by major auto makers around the world.

In the field of medicine, the Optics Division also offers key technologies as a component supplier and systems manufacturer. Analyzers use light as a diagnostic medium. Working closely with leading diagnostics and analysis equipment manufacturers, the division developed new coatings and components. In diagnostics (blood tests, for example) and in pharmaceutical research, the division's technology has been able to reduce costs and accelerate processes, shortening the wait for crucial lab results.

People who wear glasses usually prefer lenses with low-glare coatings. The Optics Division is one of the pioneers in coating systems for ophthalmic lenses.

Development thrust and double-digit growth

The year under review was characterized by an enormous development thrust. The main cause is the systematic realignment of the organization to reflect market segments. Today, the Optics Division is very well positioned to serve its growth markets in a focused manner. With the 1999 market launch of systems for the production of 200-GHz filter components used in DWDM transmission, the division attained undisputed technological leadership in this segment of the telecommunications industry. In the market segment for color management solutions in projectors, the division has a very strong position, with a market share of 80% for the ColorWheel™ and 20% for the ColorCube™. Sales in 1999 advanced by 19% to CHF 180 million (previous year CHF 151 million). The USA accounts for 25% and Europe for 60% of sales. The successful expansion in the multimedia projectors segment resulted in an increase of sales to Asia from 5% to 16%.

Excellent perspectives

The growth outlook for the telecommunications industry is extremely good: projected rates have been pegged at 30% to 50% per annum. The Optics Division will maintain its technological leadership position with the development of a system for 100-GHz filters. The situation is similar in the multimedia projection segment: A 20% to 30% rise in demand is expected for the existing ColorWheel™ and ColorCube™ products. The division is already working on a new product for the next generation of projectors which are based on reflective LCDs. The market launch is scheduled for the end of 2000. Major manufacturers have already received samples. Since this market is located mostly in Asia, the division plans to evaluate a new Far Eastern site in 2000.



„A coating process will only run perfectly if we impart specific properties to the material."

The ubiquitous term "virtual world" suggests an information society based on intangible principles. But the storage of information requires decidedly tangible materials. The Materials Division is specialized in this area.

Today, most data is stored on extremely thin layers of magnetic or optical media (hard disks, CDs, DVDs, etc.). The thickness of such layers is typically around 100 Angstrom – a thousand times thinner than a human hair. To assure flawless functionality and address the sophisticated requirements imposed on the storage density of such media, the coating materials must be of immaculate quality.

Comprehensive line of coatings
After Balzers and Leybold merged in 1995, various activities of both companies were combined to form the Materials Division. Today, it develops, manufactures, and markets a wide range of coating materials for many different applications, including magnetic and optical data storage, electronics (semiconductor industry), display technologies, architectural glass, optics, and hard coatings.

Thin functional films for a vast array of applications and products are applied by physical vapor deposition (PVD) in a vacuum environment. Such films can have a variety of characteristics such as the ability to store data, to provide thermal insulation, to reflect or absorb light, to repel static charges, to conduct electricity, or to act as an insulator, to resist scratching, or to tint surfaces. The quality of the coatings largely depends on the properties of the coating materials. These materials, generally metals or ceramics, must be processed according to precisely defined "recipes" and manufactured according to the specific degree of purity to produce target sheets or sputtering material.

109



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living matter.
Only those who are really
involved with it
can reveal its unmistakable
personality and captivating
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Henri Weber, diamond cutter



First, the raw material is pressed in vacuum at high temperatures, and then . . .



. . . it is machined to its final dimensions.

Consecutive quality inspections assure that each product meets stringent requirements with respect to material composition, purity, weight, and dimensions.

Disparate trends by market segment

The sale of optical media such as CDs, CD-Rs, CD-RWs and DVDs again grew very briskly in 1999. The breakthrough of the CD-R resulted in the need to triple production volumes. The Materials Division is one of the leading suppliers of coating materials for these storage media. In 1999, the Materials Division sold aluminum targets for about half of all CDs produced worldwide. It is also the leading materials provider in the CD-RW production industry.

The magnetic media market segment was sluggish last year, mainly because the enormous progress made in storage density – roughly 60% higher each year – outpaced market demand to some extent. The increase in density was achieved principally by using complex coating materials alloyed with cobalt, chromium, platinum, and boron. Developed in cooperation with the division's customers, these materials make it possible to very precisely adjust the magnetic characteristics of the coating. As in the previous year, about 30% of all hard disks manufactured worldwide were coated with the division's materials in 1999.

Considerable growth was posted in the market for coating materials for the semiconductor industry, and the Materials Division was able to participate in this upswing as well. In the growth market for screens and displays, the Materials Division is developing ITO, a new kind of material for the manufacture of a transparent, conductible coating which will be launched in the year 2000. This innovation not only represents a considerable step forward in display quality but also reduces production costs at the same time.

The market potential for materials used in hard and decorative coatings remains largely unexploited. The division is very well positioned to harness emerging opportunities with innovative coating substances.

There are two categories of coatings for glass substrates: architectural glass (window coatings for thermal insulation and transmission reduction) and precision optics (coatings for optical instrument lenses as well as for mineral and glass ophthalmic lenses). The Materials





After the quality tests and subsequent cleaning, the finished products are protected in airtight packaging and readied for shipment to destinations all over the world.



The uppermost layer of the target is eroded by ion bombardment in the sputtering process and ends up as a thin film on the medium to be coated. Shown: installation of a target in a coating system.

Division maintains a strong position in both markets. In 1999, it introduced SISPA® for construction glass and HYDROFOB for ophthalmic lenses, two new flagship products which were well received by the market and will help the division gain market share in the course of 2000.

Sales fall short of expectations

Despite its success in the marketplace, sales reported by the Materials Division were lower than expected, closing at CHF 129 million (prior year CHF 122 million). It was not until the end of 1999 that the market for magnetic materials used in the manufacture of hard disks began to show signs of growth again. The division generates 30% of its sales in this segment. In comparison with the prior year, sales by region shifted slightly in favor of the USA. Most revenues originate in Europe. However, the establishment of a production facility in Singapore and of a bondshop in Taiwan made it possible to raise the division's market share in the Far East significantly. The division simultaneously achieved a stronger position in the optical data storage and semiconductor segments.

Good growth outlook for 2000

The division's concentration of forces is resulting in cost cuts while enhancing both flexibility and leverage. This is also boosting its market potential. The business in coating materials for optical storage media will grow briskly again in the year 2000, but the pressure on prices is expected to mount. The division will counter this trend with austerity measures and innovation. The recovery of the hard disk market and the introduction of latest-generation materials should result in a considerable revenue gain. Production capacities will be further expanded as needed.

112

in CHF millions


Orders received
1999
1998
247
273


in CHF millions
Sales
1999
1998
270
266

in CHF millions


Operating result
1999
1998
37
57


Net assets
1999
1998
234
182

No. of employees


Personnel
1999
1998
1601
1406

in CHF millions


Research & development
1999
1998
13
10

Segment Surface Technology

The Surface Technology Segment consists of the Tool Coatings, Component Coatings, and Decorative Coatings units. The segment develops and markets coating systems and also provides contract coating services for its customers.

Tool Coatings

The domain of tool coating is one of the core competencies of Balzers Surface Technology. Coatings made of hard, wear-resistant, friction-reducing materials extend the service lives of tools and dies, and often boost their performance as well.

Component Coatings

Balzers Surface Technology is also specialized in coating components. Hard coatings increase the longevity of components by reducing friction between moving parts and thus diminishing wear.

Decorative Coatings

Additionally, Balzers Surface Technology coats everyday products such as door handles and hinges or bathroom faucets to protect them against wear and deterioration.

9 1998

0 266

9 1998



4 182

9 1998



3 10

114



„Our customers must be able to rely on their tools. We give tools ideal properties and improved lifetime."

Industrial innovation as such is not necessarily linked with the introduction of new products. Technologies which prolong the service lives of existing materials and enhance functional reliability are equally valuable contributions to an economy and to society as a whole. Surface Technology is specialized in coating systems and processes aimed at improving lifetime.

The cornerstone for today's Surface Technology Segment was laid twenty years ago in response to the inquiry of a watch manufacturer, prompting the surface technology engineers to develop a hard coating. With a pioneering spirit, Surface Technology created and opened up a market whose potential is still far from exploited. In this market, Surface Technology – with its Tool, Component, and Decorative Coating Units – has a global leadership position. It not only develops and sells systems and processes but also offers contract coating services through an extensive worldwide network of production facilities.

Tool Coating

Dependable, high-performance tools play a decisive role in the pursuit of high productivity, manufacturing reliability, and ecologically sound production: The aggregate cost of wear, machine downtimes, scrap, and repair work runs to the billions and hampers productivity. When coated with hard materials that reduce wear and friction, tools and molds achieve longer service lives and often provide greater performance at the same time. Additionally, the use of coolants, lubricants, and release agents can be massively reduced or eliminated altogether.

Apart from the technology, decisive success factors in servicing this market are customer proximity and speed: Today, one out of four customers expects 24-hour coating service, and the trend is accelerating.

115

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„There is no harmony without coatings. The rosin on my bow makes the strings sound pure and clear."

An Ming Karrer Bien, violinist



In more than 40 of its own centers, Balzers Surface Technology coats tools, mechanical parts, and decorative components for its customers – around the clock, around the world.

Component Coating
Components are coated for two reasons. In the first place, the issue is to preserve the functionality of a component for a short period of time without excessive wear in the event that the lubrication system fails, for example in a transmission. The second objective in coating is to achieve a perceptible performance gain and wear reduction. High-load, low-friction coatings which simultaneously reduce wear are becoming more and more popular. They can sustainably decrease the fuel consumption of automobiles through weight savings and by reducing friction between mechanical components.

Decorative coating
A market for hard coatings is opening up in the domain of everyday products as well: door handles and hinges, bathroom faucets, and other items are coated to prevent wear throughout their service lives. The spectrum of colors available for such coatings extends from stainless steel and gold to brass, bronze, and anthracite. A further, nearly unlimited range of applications lies in protective coatings for electroplated plastic parts.

Sluggish economy slows sales growth
The 2% sales growth reported by Surface Technology for 1999 fell short of the high growth rates posted in earlier years. The modest advance to CHF 270 million (previous year CHF 266 million) is mainly attributable to a decline in demand for coating systems (-50%) and to muted growth (+5%) in tool coatings. This reflects the segment's dependence on developments in the tool and mechanical engineering industries.

Demand in the component coatings market was more encouraging: Sales climbed by more than 60% to CHF 37 million, which corresponds to a 14% share of the total sales generated by the Surface Technology Segment (previous year: CHF 23 million). The automobile industry is the principal market for component coatings. It is making more and more extensive use of the advantages provided by friction-reducing coatings on valves, piston rings, and camshafts.

Sales in decorative coatings cannot yet be quantified, because this market segment was only just in the startup phase in 1999. However, the first few major contracts were handled successfully, reaffirming the adequacy of the Surface Technology Segment's intention to win over this mass market with its customary high quality standards.



Components coated with BALINIT® operate longer and more reliably. Pictured above: A transmission of a formula 1 race car equipped with coated components.



Numerous highly stressed parts of the Red Bull Sauber Formula 1 race car have Surface Technology coatings.

In comparison with 1998, the geographic breakdown in sales remains virtually unchanged. Europe still accounts for two-thirds of the segment's revenues, followed by the Americas with 25% and Asia with 13%.

Stronger market position
In 1999, the Surface Technology Segment was able to further expand its market share. The Tool Coating Unit launched a new product, BALINIT® HARDLUBE, on the world market. This coating makes it possible to machine metals without any or with only minute quantities of environmentally problematic coolants and lubricants.

The segment also achieved validation for a component coating cluster system which cost-effectively addresses the need for high-volume production in this domain. The new system doubles productivity. Moreover, the preparatory work for QS-9000 certification was completed last year. The automobile industry in particular places emphasis on supplier certification to this standard. A new coating center was inaugurated in Toronto (Canada) for the still young decorative coating market.

The geographical expansion of the coating center network continued throughout the year under review. Apart from Canada, six new centers were opened in Mexico, Austria, Germany, Italy, Great Britain and the USA. Customers now have access to a dense network of 42 centers in 18 countries. Also last year, APP TiNcoat Technology Pte. Ltd., headquartered in Singapore, was wholly acquired by the Surface Technology Segment. In the past ten years, the segment's former licensee built a market share of 80% in Southeast Asia. Since mid-1999, the entire ASEAN region has been intensively serviced by this new subsidiary which was renamed Balzers Coating Pte. Ltd.

Outlook
All signs suggest that sales growth will soon approach the levels of previous years in the magnitude of about 15% per annum. This optimistic view is based on a general recovery of the industry, mainly mechanical engineering, tooling, and automaking. For the Surface Technology Segment, an advance of this order would represent a gain of more than CHF 40 million. It intends to boost its market share of 35% by further strengthening its market presence.

Orders received 1999 1998

in CHF millions

1999	1998
637	592

Sales 1999 1998

in CHF millions

1999	1998
620	578

Operating result 1999 1998

in CHF millions



1999	1998
42	18

Net assets 1999 1998

in CHF millions



1999	1998
152	185

Personnel 1999 1998

No. of employees



1999	1998
2431	2506

Research & development 1999 1998

in CHF millions



1999	1998
8	19

Components Segment

The Components Segment includes the Vacuum Pumps, Instrumentation and Contraves Space units.

1998



578

Vacuum Pumps
The Vacuum Pumps unit manufactures vacuum pumps for a wide variety of applications. Its key markets are the semiconductor and analysis industries.

Instrumentation
Instrumentation is the world's second-largest supplier of measurement, analysis, and control systems. The semiconductor industry is its most important market.

Contraves Space
Contraves Space is a leader in the development and fabrication of light-weight and reliable payload fairings for rocket launchers. Moreover, Contraves Space develops satellite structures for commercial satellites and mechanisms for solar generators.

1998



185

1998



19



„To address the needs of our customers, we even create a better vacuum than can be found in space."

Few people realize that there would be no TV sets and no light bulbs, no drug research, or semiconductor chips without sophisticated vacuum pump technologies. The range of applications for vacuum pumps is extraordinarily wide. The Vacuum Pumps Division has a strong market position in the key growth segments.

Mostly unnoticed, vacuum technology makes our lives more convenient: We listen to music CDs, wear glasses (lenses) to read books, drive cars (braking systems), and get snacks from the refrigerator (cooling system). All these applications rely on vacuum pumps. CDs and ophthalmic lenses and frames can only be coated in vacuum. Likewise, refrigerators and cars can only be filled with coolants and brake fluids if the air is pumped out first. The semiconductor industry and many high-tech research disciplines need vacuum pumps as well.

Growth outstrips industry average
The Vacuum Pumps Division has a proud 150-year legacy. The company has been developing and manufacturing vacuum pumps since 1850. The division's success in the marketplace is attributable to experience, know-how, ongoing innovation, and customer proximity.

Sales in financial 1999 increased by 6% to CHF 354 million (previous year: CHF 335 million). This growth rate is clearly higher than the industry average. Europe accounts for the largest portion of sales (56%). North America ranks second with 31%, followed by Asia with 13%. Cost management measures, particularly at the administrative level, contributed to the overproportional earnings increase reported by the Vacuum Pumps Division.

Partial market recovery with sustained cost pressure
The market for vacuum pumps is highly diversified. Among other key industries, the Vacuum Pumps Division is active in semiconductors and chemical analysis.

After the crisis-related decline of the semiconductor industry (-8%) in 1998, demand has recovered again as anticipated. Many projects which were postponed by customers in 1998 were relaunched last year. In comparison with earlier economic cycles, however, the semiconductor industry posted rather moderate growth at 6%. Vacuum Pumps reported 20% growth in this segment for the 1999 business year.

ey
vision

the
1998,
antici-

were
on
vever,
ed

owth
ness

"My arrow can only find the target if my mind is completely blank."

Japanese proverb



The entire pump is designed with the aid of CAD Engineering software.

Each individual TURBOVAC pump is carefully assembled to accurately defined guidelines by a specially trained engineer. Before it is released for fabrication, the pump is subjected to numerous inspections, endurance tests, and certification procedures.

The cost sensitivity of the market for vacuum pumps is accelerating. In 1999, the Vacuum Pumps Division countered cost pressure with a further reduction of fixed overheads in production and order processing, particularly in North America. Moreover, it launched a project for the modernization of production facilities and logistics at the manufacturing plant in Cologne. Apart from additional cost cuts, emphasis will be placed on perceptibly greater flexibility in production output, a very crucial factor for future growth.

Successful alignment with market segments

In 1998, the Vacuum Pumps Division systematically aligned its organizational structure with market segments, creating an efficient account management system. These measures have had positive repercussions in the marketplace. Extra momentum was gained with a series of new application-driven products.

In this context, a new vacuum system for CuCVD copper-coating processes including exhaust purification was qualified for the semiconductor market. Here, a technology change is imminent in semiconductor chip manufacturing: conventional aluminum conductors are about to be replaced by copper ones. The objective is to build even more powerful and faster computers. With its new system, the Vacuum Pumps Division has established an excellent position in this promising market.

In 1999, the Vacuum Pumps Division also achieved a decisive breakthrough in the analysis technology market. It expanded its customer base by one of the largest companies in this field and is now qualified as a supplier to five of the seven major systems integrators which constitute 80% of the market worth CHF 190 million.

Pharmaceutical research is one of the most important applications of analysis systems; they help shorten the development time for new drugs. Growth rates of 25 to 30% are expected in this domain called life sciences. The Vacuum Pumps Division is very well positioned to benefit from the future growth in life sciences.



The rotor of a TURBOVAC turbomolecular pump constitutes the heart of this system designed to produce ultrahigh vacuum. The geometrically process-optimized design assures optimized pumpdown performance and compression behavior.



Vacuum pumps are used in the high-tech industry for a wide array of applications. Pictured above: Vacuum pumps on a CD coating system.

High growth potential in Asia and North America

The above-mentioned activities in the field of vacuum technology are only two of the many domains in which the Vacuum Pumps Division has built a competitive position based on know-how and competence with application-driven products. Further innovations are in the pipeline in all product lines. Additionally, the Vacuum Pumps Division intends to further expand its worldwide distribution and service network, particularly in the USA and in Asia, to be closer to its customers and to tap growth potentials in these regions.



„We master the art of continuously controlling and monitoring processes – always with the right measure."

The trend toward increasingly "intelligent" products at affordable prices has resulted in a growing demand for chips. Highly accurate measurement, analysis, and control systems are needed to assure precision and high yields on the production floor. Such systems are the core competence of the Instrumentation Division.

The Instrumentation Division was created in 1995 within the scope of the Balzers/Leybold merger, combining several operations of both companies. The core competence of Instrumentation is the measurement, analysis, and control of coating processes typically used in the semiconductor industry.

No. 2 in the global market
The Instrumentation Division is the world's second-largest provider of vacuum instrumentation. Most of its customers are semiconductor manufacturers. The division is the world market leader in three segments: in-situ analysis, leak detection, and plasma cleaning.

Makers of semiconductors place great emphasis on defect reduction, gas monitoring and occupational health and safety. As the trend toward larger wafers and smaller chips continues, yield has become a decisive cost factor. For this reason, chip manufacturers are interested in high-speed, high-precision wafer inspection and analysis capabilities. The in-situ method provides such capabilities during the manufacturing process. Instrumentation has developed solutions which offer measurement, analysis, and control functions in real time. With these resources, the division makes a significant contribution to process optimization and cost management in the semiconductor manufacturing community.

Plasma cleaning is an operation of relevance mainly in the chip packaging phase. Before the chips are mounted on leadframes, these carriers must be as pure as possible to minimize scrap. The Instrumentation Division is one of the leaders in the domain of cold plasma cleaning. Leak-tightness requirements imposed on products and vacuum manufacturing processes are becoming more and more stringent around the world. Instrumentation is addressing this trend with so-called sniffers. These leak detectors are a specialty of the Instrumentation Division which currently has a world market share of 40% in the semiconductor, refrigeration, and HVAC technology segments.

125


„I am the measure
of all things. My instruments
enable me to control
the fermentation process
such that our single malt
whisky meets the high expectations
of each connoisseur."
Tim Stewart, Master Blender


INFICON
SKY

Advanced measurement, analysis, and control technologies are essential for chip production. The Instrumentation Division's products provide real-time measurements of the processes used to manufacture integrated circuits. Shown: SKY™ ceramic membrane technology.



Sensing instruments mounted directly on processing chambers automatically acquire and analyze data, helping to maintain system integrity. They are also used to identify problems in the complex semiconductor manufacturing process.

Growth clearly outpaces industry average

As a key supplier to the semiconductor industry, Instrumentation also felt the impact of the Asian crisis. Nonetheless, in 1999 it was able to boost its market share in all major segments. Sales for the year under review picked up by 12% to CHF 165 million (previous year CHF 147 million), significantly higher than market growth. This increase is due mainly to the introduction of new products, but also to intensified marketing and sales activities. Moreover, the Asian economy rebounded and the demand for semiconductors rose again. The consolidation of research and development activities as well as the concentration of production operations at three principal sites was completed in 1999. The new structure eliminated various redundancies, resulting in cost reductions.

Ahead in innovations

The activities of Instrumentation were largely characterized by the market launch of new ceramic technologies in the field of vacuum measurement systems. The SKY™ instrumentation line features a number of compelling benefits with regard to accuracy, stability, and corrosion resistance when exposed to gases. This new product line is appealing to major manufacturers of semiconductor production equipment. In the coming years, the division expects the SKY™ line to show a distinct uptrend in sales.

The division's FabGuard integration and analysis system even goes a step further. This higher-echelon software-driven control system interacts with various sensors embedded in production lines. The automated acquisition of data during the chip production process makes it possible to more quickly initiate targeted corrective measures if the need arises. This major advance in error detection and analysis will help the semiconductor industry cut costs and boost productivity, because the chips can already be inspected while they are being made.

127



Precise wafer and process measurements from these software-driven control systems improve the overall productivity of the semiconductor manufacturing process. Looking directly at the wafer during a production run provides a unique view of potential problems. This early fault detection contributes to process optimization and cost management.

Market share gain projected

In the year 2000, the worldwide demand in all markets served by Instrumentation is expected to rise by about 10%. Thanks to the introduction of new products such as the SKY™ instrument family as well as the Fab-Guard *integration and analysis system*, the division expects sales growth of 15% and further market share gains. The semiconductor industry will continue to generate the bulk of the division's sales. However, significant growth rates are also forecast in the refrigeration and HVAC segments, particularly in the field of leak detection systems.



After a lengthy and exacting process, hundreds of integrated circuits are formed on a single silicon wafer, ready to be sliced into individual chips and delivered to the customer.



„Our technology transforms the cosmos into a gateway of global communication."

Telecommunications is changing our world. Satellites make it possible to establish links to the remotest places on earth. Contraves Space is making significant contributions to this evolution.

The globally rising demand for communications services calls for ever more satellites with greater capacities. They are brought into orbit with rocket launchers. To maximize the payload, the launcher itself must be as lightweight as possible. Contraves Space has been very successful in taking on this challenge: it is a leader in the development of reliable, low-weight payload fairing systems.

Space-compatible technologies
The beginnings of the space activities of Contraves Space date back to the sixties when the first European space projects were brought to fruition. Since then, the company has focused on the development and manufacture of lightweight structures and mechanisms for satellites, scientific instruments, and payload fairings for launchers. In 1999, the Space Unit was segregated from Oerlikon Contraves AG and incorporated as a separate company under the name Contraves Space AG. Within Unaxis, the company belongs to the Components Segment.

Launchers transport satellites to their orbital altitudes. Prior to liftoff and during the flight, payload fairings protect the costly satellites against environmental factors. At the same time, since the fairings are parts of the launcher's body, they must be optimized for aerodynamic performance. Contraves Space payload fairings are fabricated using the latest composite materials and processes to achieve a combination of minimal weight and high reliability. With these qualities, they attained a strong position in the international market. In Europe, Contraves Space is the only provider of payload fairings for all generations of the Ariane launcher. Contraves payload fairings are also integrated in American launchers.

129


„I need to leave
the known and familiar world
to speak
about the essential
things in life."

Still from "Acrobatics" 16-mm film, 1996 (20min)
© Klaus Lutz, artist





Instruments and other subsystems are mounted on structures and assembled into complete satellites.

Scientific instruments are used in space exploration missions. Shown: a mass spectrometer which can determine the composition of comets.

Lightweight, high-strength satellite structures are also well-known Contraves Space products. On the one hand, these structures must withstand the enormous forces which occur during the rocket liftoff phase and on the other, they must cope with hostile environmental conditions – such as the considerable temperature differences in space – without exhibiting even the slightest deformation. Moreover, Contraves Space develops precision mechanisms and scientific instruments used in space exploration projects, to analyze the behavior of materials and living cells in the absence of gravity, and to observe the earth and its atmosphere. Further, Contraves Space develops optical terminals for communications between satellites. This technology, based on laser light, supports ultra-high-capacity data links in space.

Sales exceed CHF 100 million for the first time

Contraves Space is active in the institutional and commercial space market. The European Space Agency (ESA) is the principal customer in the institutional market segment. The market volume depends on the financial contributions and program decisions of the ESA member countries, which also include Switzerland. Contraves Space contributes to these programs in several ways, among others by involvement in the construction of the International Space Station, in earth monitoring research, and the development of payload fairings for launchers and scientific projects. In the medium term, the institutional market appears to be stable. It accounts for about one-third of sales.

In the commercial market, European and American providers of transport services with rocker launchers are the most important customers of Contraves Space. For this market, Contraves Space also develops structures for commercial satellites and mechanisms for solar generators. This business accounts for about two-thirds of sales. For the first time, sales in 1999 exceeded the CHF 100 million threshold, rising by 4% to CHF 101 million (previous year: CHF 97 million).

Preferred supplier of Ariane payload fairings

As has been the case with all Ariane launchers, Contraves Space is also responsible for the payload fairings designed for Ariane 5. The first commercial launch on December 10, 1999, was successful and gave the European space industry as well as Contraves Space a leading position in the global launcher market. Additionally, the company was awarded a contract for the development and production of the payload fairing for the new rocket

(31)





Latest technologies are deployed to build reliable payload fairings.

Satellites and payload fairings are assembled on the launcher.



The launcher lifts the satellite into orbit.

launcher of a major US corporation. In the years ahead, Contraves Space will also have the opportunity to deliver payload fairings to a French-Russian consortium.

The finalization of the development contract for the Automated Transfer Vehicle (ATV) of the European Space Agency was an important milestone. Contraves Space is responsible for the structural subsystem of the ATV, which starting in the year 2003 will begin to replenish the International Space Station with food, fuel and instrumentation.

During the year under review, the successful affirmation of the performance of the new optical terminals for data communications between satellites concluded the preparatory and development phases of this project. The capacity of this new generation of data transmission systems far exceeds that of the links currently being used.

Globalization stimulates market development

The commercial space market is gaining significance in comparison with the institutional one. In particular, more space missions have been booked for launching communications satellites in response to the strong demand for global communications services. In view of the successful introduction of the Ariane 5 launcher in the commercial market and of the follow-up contract for payload fairings in the US market, Contraves Space is optimistic about the future trend in business.

Board of Directors, Executive Board, Segment and Division Heads

Board of Directors

Willy Kissling	Chairman and CEO
Jack Schmuckli	Vice Chairman
Pius Baschera	
Peter Küpfer	
Markus Rauh	
Lothar Späth	
Bruno Widmer	

Corporate Committees

Audit and Finance

Peter Küpfer	Chairman
Willy Kissling	
Markus Rauh	

Corporate Development

Willy Kissling	Chairman
Pius Baschera	
Jack Schmuckli	

Compensation and Management Development

Willy Kissling	Chairman
Pius Baschera	
Markus Rauh	
Bruno Widmer	

133

Executive Board

Willy Kissling	Chief Executive Officer
Heinz Kundert	Chief Operating Officer
Hans Schulz	
Kurt Mück	
Paul E. Otth*	

* as of 1.6.2000

Group Services

Finance and Controlling	Beat Baumgartner / Joachim Manke
Corporate Development	Aitor Galdos
Corporate Communications	Linda Forster Hany
Corporate Human Resources	Jürg Hälg
Corporate Legal	Thomas Emch
Information Management	Winfried Richartz
Corporate Secretary	Beat Baumgartner

Segment Heads

Information Technology	Heinz Kundert
Surface Technology	Hans Schulz
Components	Kurt Mück

Division Heads

Semiconductors	Martin Bader
Optical Data Storage	Gregor Strasser
Magnetic Data Storage	Wolfgang Stang
TFT Display	Klaus Wellerdieck
Large Area Coating	Helmut Frankenberger
Optics	Detlev Häusler
Materials	Ruurd Boomsma
Vacuum Pumps	Monika Mattern-Klosson
Instrumentation	*Jim Brissenden*
Contraves Space	Umberto Somaini

External Auditors

ATAG Ernst & Young AG

134

Back end	Chip assembly
Bondshop	Production unit for soldering sputter targets (chips) on carriers
Bump	Microscopic solder point for creating electrical contacts on ICs
CD, CD-ROM	Compact disk, optical storage medium for digital information
CD-R	CD which is recordable once
CD-RW	CD which is recordable and rewritable
Ceramic CDG	Sensor for vacuum pressure measurements
Chip	Tiny integrated circuit
Flip chip	Upside-down chip
CRT	Cathode Ray Tube
CuCVD process	Chemical coating process for copper films (copper-chemical vapor depostion)
DWDM	Dense Wavelength Demultiplexing; transmission of very large data volumes across fiber optic networks
Die bonder	Machine which solders or adhesively bonds exposed chips onto leadframe carriers
Dry etching	Usually etching with plasma, as opposed to chemical etching
DVD	Digital Versatile Disk, optical storage medium with greater capacity than CDs
DVD-RAM, DVD-RW	Rewritable DVD
FabGuard and Analysis System	Software integration of mass spectrometers in process control
Front end	Chip manufacture
Gallium arsenide	Semiconductor material for fast circuits
Gbit/sq.in.	Gigabits per square inch, unit for storage density
giga-/tera-	Prefixes: one billion (10^9) / one trillion (10^{12})
Hard disk	Storage medium based on disks coated with thin magnetic films usually applied by sputtering
Hard disk drive	Magnetic storage unit consisting of disks and read/write heads in a case
HBT	Heterojunction Bi-Polar Transistor
IC	Integrated Circuit
In-situ analysis	Quadrupole mass spectrometry and evaporation rate control with quartz thickness monitors
Ion beam technology	Technology based on controlled, charged gas particles
ITO coating	Transparent, electrically conductive thin film coating
LCD	Liquid Crystal Display
LED	Light-Emitting Diode
MEMS	Micro-Electromechanical Systems
MP3	Compression method for audio data
MMIC Devices	Monolithic Microwave ICs
Multichip Module (MCM)	A Multichip Module consists of multiple integrated circuits which are directly mounted on the substrate. They often resemble small circuit boards. MCMs can be used as single components or components of a larger circuit board.
Package	Electronic component in a ready-to-use condition
PECVD	Plasma Enhanced Chemical Vapor Deposition, a coating technology which is gaining significance
PDA	Personal Digital Assistant: compact electronic notebook or agenda

135

PHEMT	Pseudomorphic High Electron Mobility Transistor
Plasma cleaning	Type of surface treatment
Plasma	Ionized condition of matter; plasma can be used for displays
Polarization filter	Filter through which only that portion of light vibrating in a specific plane can pass
PVD	Physical Vapor Deposition; sputtering belongs in this category
Quadrupole mass spectrometer	Apparatus for measuring the mass of gases
SAW filter	Surface Acoustic Wave filter
Semiconductor	Crystalline substance which is moderately conductive
SiGe wafer	Silicon germanium semiconductor slices
SKY™ instruments	Designation of a family of vacuum measuring instruments
Sputtering	Method for production of thin films by bombarding a target in vacuum with ion beams. In-line sputtering systems allow continuous coating
Sputter technology	Method of removing atoms from the surface of a solid
Substrate	Part to be coated (glass pane, lens, disk, component)
Target	Plate of the material which in the sputtering process is gradually removed by ion bombardment and eventually deposits on the substrate as a thin film
TFT	Thin Film Transistor, used to actively control pixels in flat panel displays
Thin-Film Head	Read/write head, part of a magnetic storage device
Wafer	A slice of semiconducting material, usually circular, used to manufacture chips
Wire bonder	Machine which uses ultra-thin gold wire to establish the electrical connections between the exposed chip (semiconductor) and the terminals on the leadframe (carrier)

Cologne, Germany

Syracuse, NY, USA

Plasma-Therm

St. Petersburg, FL, USA

Santa Clara, CA, USA



Balzers, Lichtenstein

Trübbach, Switzerland

Tokyo, Japan

Zürich, Switzerland

Unaxis Holding AG
Hofwiesenstrasse 135
P.O. Box 2409
8021 Zurich
Switzerland
0041 1 360 96 96
0041 1 363 72 60
cc-a@unaxis.com
www.unaxis.com

Unaxis
Management Services AG
Hofwiesenstrasse 135
P.O. Box 2409
8021 Zurich
Switzerland
0041 1 360 96 96
0041 1 363 72 60
cc-a@unaxis.com
www.unaxis.com

Hiratsuka, Japan

Hong Kong, China

Shanghai, China

Unaxis Holding AG
Hofwiesenstrasse 135
P.O. Box 2409
CH-8021 Zurich

Project Management
Unaxis Holding AG
Corporate Communications, Zurich

Concept and Design
Interbrand Zintzmeyer & Lux AG, Zurich

Text
Walter Steiner, Uitikon
Carmen Studer, Zug

Production
Neidhart + Schön AG, Zurich

Picture Credits
Daniel Boschung
Annette Fischer
Matthias Geiger
Eberhard Grames/Bilderberg
Erich Hartmann/Magnum Photos
Ralph Klein
Antony Makinson/Prudence Cuming Associates Ltd.
Red Bull Sauber
Alberto Venzago
David Willen
Frank Wölffing-Seelig
The Scottish Whisky Association
Still from 16-mm Film "Acrobatics" 1996 (20min)
Unaxis Archive

The English version is a translation of the binding German version.

139





making IT possible

Annual Report 1999

Oerlikon Bührle is transforming itself into a high-tech corporation. Its realignment with promising growth markets in the domain of information technology is to be documented with a new name and a new identity. Therefore, the Board of Directors of Oerlikon-Bührle Holding AG will propose to the General Meeting of Shareholders on May 4, 2000, to adopt Unaxis as the new corporate name. Unaxis is a synthesis of "united"/"universal"/"unique" on the one hand and "axis"/"axiom"/"axia" on the other.

Unaxis stands for the bond of partnership between the company and its customers along the value-addition chain. At the same time, Unaxis embodies the dynamism and flexibility with which the corporation anticipates market changes and customer needs.

Unaxis is global, innovative, strong, and dependable.

unaxis

making IT possible



82-5190

AR/S

12-31-00

01 JUN 11 AM 9:49

BEST AVAILABLE COPY



This English version of the Unaxis annual report was translated from the German version which shall be binding in case of disparities.



Contents

sparities.

201

Unaxis – Our path to success
How we think – how we act

We are a global provider of manufacturing systems and services for selected information technology markets – such as semiconductors, data storage, flat-panel displays, and optical components.

Based on our core competencies in deposition and removal process technologies as well as in systems engineering, we develop integrated manufacturing solutions to create outstanding value for our customers.

We strive for sustainable growth and profitability resulting in investors' satisfaction.

We believe that motivated people are our most important source of success.

We are committed to the improvement of our society and our environment.



Customer success is our mission
In long-term partnerships with our customers, we develop unique solutions to provide them with a competitive market advantage by anticipating rapid technological change and future needs.

We build on our employees
Our employees are a key factor to the sustainable success of Unaxis. The dynamic environment of our industry calls for qualified individuals who question the status quo and are determined to constantly seek for better solutions. We foster a value-driven corporate culture that encourages continuous improvement, entrepreneurship, team spirit, and personal growth.

Increasing
Sustainable
average are
and investing
Growth and
poration. Ou
reinvestment





ble
of our
tion
ly seek
orpo-
ve-
nal

Increasing value for our shareholders
Sustainable growth and profitability above market average are key to strengthening our market position and investing in new products and applications. Growth and profitability enhance the value of our corporation. Our dividend policy is aligned with the reinvestment of a sizable portion of our net income.

203

Development of core businesses

Orders received

in CHF million

2000	1999
3 058	2 040

By segment	2000	1999
Information Technology	39%	37%
Surface Technology	11%	12%
Components	48%	45%
Others	2%	6%

Sales

in CHF million

2000	1999
2 744	1 893

By segment	2000	1999
Information Technology	43%	35%
Surface Technology	12%	14%
Components	42%	45%
Others	3%	6%

By market	2000	199
Asia/Pacific (incl. Japan)	29%	20%
Europe	39%	52%
America	29%	24%
Others	3%	4%

Operating result (EBIT)

in CHF million

* Others not posted: no positive EBIT contribution

2000	1999
300	111

By segment	2000*	1999*
Information Technology	54%	58%
Surface Technology	12%	24%
Components	34%	18%

Net assets

in CHF million

2000	1999
1 554	773

By segment	2000	1999
Information Technology	77%	37%
Surface Technology	15%	30%
Components	4%	25%
Others	4%	8%

Personnel

2000	1999
8 011	7 124

By segment	2000	1999
Information Technology	41%	25%
Surface Technology	23%	23%
Components	30%	42%
Others	6%	10%

By region	2000	199
Asia/Pacific (incl. Japan)	11%	8%
Europe	71%	74%
America	17%	18%
Others	1%	0%

fig

Orders rece
Orders on ha
Sales
Core busines
– Information
– Surface Tec
– Component
– Others
Discontinuing
– Pilatus
Operating res
Operating r
in % of sales
in % net asse
Core busines
– Information
– Surface Tec
– Component
– Others
Discontinuing
– Pilatus
Income befor
Net income
Total assets
Net assets
Shareholder
Equity ratio
Net liquidity
as % of share
Capital exper
Research and
Personnel ex
Number of er

* 1999 less thos
Zürich) divested
reapportioned a

204

Key figures Unaxis Corporation

in CHF million

	2000	1999*	Change
Orders received	3 732	2 457	+52%
Orders on hand	1 468	901	+63%
Sales	3 285	2 328	+41%
Core businesses:	2 744	1 893	+45%
– Information Technology	1 185	664	+78%
– Surface Technology	328	271	+21%
– Components and Special Systems	1 160	842	+38%
– Others	71	116	–39%
Discontinuing operation:			
– Pilatus	541	435	+24%
Operating result before depreciation and amortization (EBITDA)	460	226	+104%
Operating result (EBIT)	314	123	+155%
in % of sales	10%	5%	
in % net assets (RONA)	18%	13%	
Core businesses:	300	111	+170%
– Information Technology	177	89	+99%
– Surface Technology	40	37	+8%
– Components and Special Systems	114	27	+322%
– Others	–31	–42	+26%
Discontinuing operation:			
– Pilatus	14	12	+17%
Income before taxes	621	69	+800%
Net income	511	53	+864%
Total assets	3 708	2 950	+26%
Net assets	1 761	978	+80%
Shareholders' equity	1 504	1 027	+46%
Equity ratio	41%	35%	
Net liquidity	174	238	–27%
as % of shareholders' equity	12%	23%	
Capital expenditures in fixed assets	191	129	+48%
Research and development	219	173	+27%
Personnel expense	882	744	+19%
Number of employees at year-end	9 154	8 168	+12%

2000 1999
29% 20%
39% 52%
29% 24%
3% 4%

2000 1999
11% 8%
71% 74%
17% 18%
1% 0%

* 1999 less those segments (Oerlikon-Bührle Immobilien, Bally, Oerlikon Contraves Defence and Hotel Zürich) divested effective July 1, 1999 and January 1, 2000. The 1999 figures for the segments were reapportioned according to the current organizational structure.



Unaxis attaches great importance to investor relations. We pursue an information policy that is open, transparent, and compliant with the principle of equitability for all capital market participants.

Information for shareholders
To give shareholders and the capital market insight into the Corporation's business developments, Unaxis publishes a detailed annual report, a semi-annual report, as well as important key figures including comment for the first and third quarters. Important events are communicated via the media. www.unaxis.com, our corporate website, provides up-to-date information and is accessible at all times.

Listing
The registered shares of Unaxis Holding AG are listed on SWX Swiss Exchange and incorporated in the SMI (Swiss Market Index).
Equity number: 81 682
Symbol: UNAX

Investor relations
Telephone +41 1 360 96 21
Fax +41 1 363 72 60
E-mail: investor.relations@unaxis.com

Agenda
May 22, 2001, 3 p.m., Annual Shareholders' Meeting
Kultur- und Kongresszentrum, Lucerne

Share price development Unaxis N relative to Swiss Market Index (SMI) and Nasdaq Composite Index



1999
2000
550
500
450
400
350
300
250
200
150
J F M A M J J A S O N D J F M A M J J A S O N D

— SMI (Swiss Market Index) ----- Nasdaq Composite Index ▒ High in CHF Low in CHF



...re data

	2000	1999	1998	1997	1996	
Share capital						
Par value	20	20	20	20	20	in CHF
Voting rights per share	1	1	1	1	1	Number
Total outstanding shares	13 170 092	13 170 092	12 675 766	12 299 726	12 150 092	
Treasury shares a)	147 014	104 500	64 500	0	0	
Shares with voting and dividend rights	13 023 078	13 065 592	12 611 266	12 299 726	12 150 092	
Conditional shares for convertible bonds and bonds with warrants	480 000	480 000	974 326	1 350 366	1 500 000	
of which reserved	0	0	494 326	870 366	1 020 000	
Conditional shares for employee participation	360 000	0	0	0	0	
of which reserved	0	0	0	0	0	
Authorized shares b)	2 000 000	0	0	0	0	
Data per share						in CHF
Net income per share*	38.80	0.38	–13.33	6.10	5.10	*adjusted values
Equity per share*	114	80	87	105	100	
Dividends per share c)	2.00	–	–	1.50	1.20	
Share prices* high	511	320	310	205	136	
low	300	157	149	132	94	
year-end	365	320	161	205	132	
Market capitalization						in CHF million
high	6 730	4 214	3 930	2 521	1 652	
low	3 951	2 068	1 889	1 604	1 142	
year-end	4 807	4 214	2 041	2 521	1 604	

a) Shares reserved for stock options issued to individual directors and executives
b) Resolution by the General Meeting on May 5, 2000
c) Dividend 2000: Proposal of the Board of Directors

Major shareholders	2000	1999	1998	1997	1996
Bührle family	n.a.	35%	37%	37%	31%
Ihag-Holding and Mrs. H. Anda	27%	n.a.	n.a.	n.a.	n.a.
Shareholder represented by a fiduciary	–	7%	7%	7%	–
Represented directly by the Board of Directors	–	–	–	37%	31%

207

Financial year 2000
Unaxis achieves a record result.
Completion of the fundamental transformation into a global leader with a focus on attractive high-growth information technology markets.



Dear shareholders,
ladies and gentleman

Today, 500 million people around the world own a computer. This figure will rise to 1 billion by 2005 and in the same period, the number of mobile telephones will more than double from 700 million today to 1.6 billion. By 2005 the number of people with access to the Internet will rise from 400 million today to 800 million. The ability to communicate with anyone, anywhere in the world and at any time, is becoming a tangible reality. People need to process information, store information, distribute information, and make information visible – these are the global trends that are changing the world. And Unaxis is in the front lines because a wide range of products and components used by the IT industry are manufactured on Unaxis systems. Our advanced production technology and our unique process know-how allow us to make substantial contributions to the progress of information technology, particularly in the domains of semiconductors, data storage devices, flat-panel displays, and optical components.

New Unaxis off to a flying start
The decision made in 1999 to focus Unaxis on attractive high-growth information technology markets has already paid off in the first financial year: consolidated new orders in the year 2000 rose by 52% from CHF 2 457 million to CHF 3 732 million. Consolidated sales increased by 41% to CHF 3 285 million (1999: CHF 2 328 million) and the operating result (EBIT) climbed by 155% to CHF 314 million (CHF 123 million). Net income, including extraordinary items, closed at CHF 511 million (CHF 53 million, incl. divested non-strategic business activities CHF 5 million) or CHF 38.80 per share (CHF 0.38).

To finance further growth, our dividend policy is aligned with the reinvestment of the largest possible portion of net income. Accordingly, the Board of Directors proposes to the Annual Shareholders' Meeting the payment of a dividend of CHF 2.00 per share.

At the end of 2000, Unaxis had net liquid assets of CHF 174 million, despite having made significant acquisitions (Plasma-Therm and ESEC). Shareholders' equity increased by CHF 477 million to CHF 1 504 million, representing 41% of total assets.

The operating result generated in financial 2000 – i.e. before extraordinary proceeds from divestitures – is a record. All segments contributed to this success: the Information Technology Segment boosted sales by 78% to CHF 1 185 million (1999: CHF 664



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million). This reassuring trend is attributable mainly to its significantly expanded position in the semiconductor industry, another surge in demand for optical data storage devices, and the economic rebound in Asia, especially in Taiwan, one of our major markets. The Surface Technology and Components and Special Systems Segments also posted significant gains in comparison with the prior financial year: Surface Technology increased sales by 21% to CHF 328 million (CHF 271 million), while Components and Special Systems sales increased by 38% to CHF 1 160 million (CHF 842 million).

Further milestones in strategy implementation

In financial 2000, we vigorously asserted our focus on information technology and concurrently expedited the segregation of non-strategic business activities.

Greater presence in the semiconductor industry

- The acquisition and integration of Plasma-Therm, a leading US manufacturer of etching and PECVD systems (Plasma-Enhanced Chemical Vapor Deposition), was realized effective January 1, 2000. Together with Plasma-Therm, we were able to more than double our sales in the front end sector of the semiconductor market from CHF 142 million to CHF 338 million. At the same time, the transaction considerably expanded our market presence in North America.

- In late August 2000, Unaxis exercised an option to acquire the majority of shares of the ESEC Group in Switzerland and now holds approximately 57% of the share capital. ESEC is one of the world's leading manufacturers of chip assembly machines and solutions. Thus, Unaxis has also attained a strong position in the semiconductor back end sector. ESEC has been fully consolidated in Unaxis' financial statements since September 1, 2000.

Completion of transformation into a high-tech corporation

- The sale of the Pilatus Aircraft company to a group of Swiss investors concluded the transformation of the former Oerlikon-Bührle conglomerate on schedule. (Deconsolidation as of January 1, 2001.)

- Last year, as a consequence of our stronger focus on IT, we listed our former Instrumentation Division on the stock market. The company, a manufacturer of measurement instruments for monitoring vacuum processes, now operates independently under the Inficon brand name. The listing took place simultaneously on the main board of SWX Swiss Exchange and at Nasdaq. After completion of the transaction the Unaxis Corporation still holds about 19% of the capital of Inficon.

- In late December 2000, Leybold Coating (formerly Large Area Coating) was sold to Applied Films Corporation, USA.

- Future divestitures involve Leybold Optics, specialized in coating systems for optical components, and the Unaxis Materials Division. The proceeds from these divestitures will be deployed for the further development of the Unaxis Corporation.

New Executive Board members

Dr. Martin Bader (head of Semiconductors Front End Division), Dr. Felix Bagdasarjanz (CEO ESEC), and Dr. Gregor Strasser (head of Data Storage Division) were appointed to the Executive Board effective January 1, 2001. The appointment of three representatives from the IT Segment underscores our determination to systematically develop our IT activities.



Unaxis – the new name is our commitment

Today, our corporation is no longer comparable with the former Oerlikon-Bührle Group and its extensively diversified operations. Accordingly, since the last Annual Shareholders' Meeting, we have signaled the radical transformation and realignment of the corporation with promising high-growth IT markets by adopting a new name and a new claim: Unaxis – making IT possible! Unaxis does not perceive itself as a supplier, employer, and investment target. Unaxis is a partner to its customers, employees, and shareholders. Satisfying these stakeholders is decisive for the implementation of our vision.



Apr
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We forge alliances with our customers and, together, seek solutions that optimally address their production needs. Our strengths are the ability to anticipate market changes and future customer needs and creating innovative solutions to meet them. As a result of the introduction of a market and customer-oriented organizational structure and the verticalization by division, we were able to further intensify our customer relationships in 2000. Through the ongoing enhancement of our core competencies, we are developing integrated solutions that create outstanding value for our customers.

Thanks to our resolute focus on promising technology markets, Unaxis is an attractive employer. Our employees benefit directly from the new organizational structure because the flatter hierarchical structure gives them more scope and responsibility for fast and unbureaucratic decisions. Our dynamic markets represent a challenge for our workforce. We place great emphasis on basic and advanced training and promote them in the attainment of their personal potential. Moreover, the introduction of employee shares will allow our employees to financially participate in the success of the Unaxis Corporation.



Jul
Lau

The profound transformation of our corporation has also had very reassuring consequences for our shareholders. Today, the Unaxis share is a focused equity that offers the opportunity to participate in the future growth of the information technology sector. From the beginning of 1999, since the transformation process was initiated, to the end of 2000, the share value has more than doubled, from CHF 161 to CHF 365. In October, the Unaxis share was integrated into the Swiss Market Index (SMI), the large-caps index of SWX Swiss Exchange. Because of our focus on the information technology markets our shares have become more cyclical. However, this also creates opportunities for exceptional growth in rising cycles. Additionally, with our broad technology portfolio, Unaxis remains anchored in various IT domains with different cycles and as a systems provider is less vulnerable than other IT companies. With a strategy that clearly targets the growth of the corporation's value, Unaxis also strives to generate sustained added value for shareholders.



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Geared to the future

Unaxis is in an ideal position to leverage the trend of long-term growth of information technology. At the same time, we have strengthened our leading market positions in the demanding Surface Technology and Components and Special Systems Segments.

Information Technology

- Worldwide, the Unaxis Semiconductors Front End Division is among the leading providers of critical coating and etching processes in selected fields of semiconductor production. Most of the chips for mobile telephones and further telecommunications applications are "Made on Unaxis equipment."



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Pre
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- The Semiconductors Back End Division (ESEC) is one of the world's leading manufacturers of automatic machines and systems solutions for the back end domain of chip production, i.e. for the assembly of semiconductor components and the establishment of the electrical connections inside the packages.



Events 2000


unaxis

April 4
Launch of Unaxis as the new Corporation name, SWX Swiss Exchange, Zurich



February 7
Oerlikon-Bührle acquires Plasma-Therm headquartered in St. Petersburg, Florida

May 4
Last Annual Shareholders' Meeting of Oerlikon-Bührle Holding AG, Kultur- und Kongresszentrum, Lucerne



July 10
Launch of Unaxis at Semicon West, San Francisco



June 9
Taiwan's government chooses Unaxis as its partner for the development of the IT industry



September 2/3
Unaxis sponsors the new Swiss parachuting record in Fehraltorf, Zurich


esec

August 21
Unaxis now owns a majority interest of approximately 57% in ESEC and strengthens its position in the semiconductor equipment market



October 27
Presentation of the new Unaxis strategy and structure for all employees in Balzers and Trübbach



October 19
Management meeting on the Bürgenstock, near Lucerne


211

- The Unaxis Data Storage Division is the only company in the marketplace that has a leading position in both optical and magnetic data storage devices. More than one-third of all hard disks and over 80% of all rewritable optical disks such as CD-RWs and rewritable DVDs are made on Unaxis metallization systems. Unaxis is developing solutions for tomorrow's data storage applications.

- The relatively young Unaxis Displays Division was able to expand its market position in the TFT flat-panel displays market. Thanks to highly efficient, patented process technologies and advanced systems engineering, the division offers its customers a very attractive price/performance ratio.

- Most of the latest-generation projection systems are equipped with optical components from the Unaxis Optics Division. With its components for fiber optic networks, the Optics Division is also part of the high-growth telecommunications market.

Surface Technology

- The Surface Technology Segment is the global leader in tool coating services as well as coating systems. It operates 44 coating centers around the world. Significant efficiency gains can be achieved with wear resistent coatings for tools and mechanical components. The high-mileage automobile, for instance, would be inconceivable without coated engine components.

Components and Special Systems

- The Leybold Vacuum Division is one of the world's leading manufacturers of high-tech vacuum pumps for a wide range of applications. Its key markets are the semiconductor industry and analysis technologies.

- The Leybold Optics Division is a leading provider of coating systems for optical components. This division is focused on optical applications in telecommunications, the automobile industry, medical technology, and ophthalmic lenses.

- The Contraves Space Division occupies a unique position in payload fairings as well as in lightweight, high-stability satellite structures. The Division will participate in the future growth of commercial aerospace missions fueled by the continuous demand for new telecommunications and instrumentation satellites.

We have made considerable progress in the implementation of our strategy during the year 2000. However, our objectives for the future remain ambitious. After all, the capabilities of information technology are far from being exploited. We are determined to harness future opportunities and will maintain a high rate of expansion and develop the Unaxis Corporation through both organic growth and investing in promising, future-oriented technologies. At the same time, it is our goal to further strengthen our global position. The resources derived from the divestiture of non-strategic business activities will provide the basis for this approach.

Outlook 2001

Well prepared for the cyclical downturn in the IT Segment

In 2000, Unaxis substantially expanded its market position. Today, we are well prepared to cope with the current downturn in the IT Segment, which leads us to expect a decline in sales and earnings in the Information Technology Segment (predominantly in Semiconductors Back End and in Data Storage). Conversely, Semiconductors Front End is less likely to be perceptibly affected by the slowdown. Sales and earnings generated by the Optics and Displays Divisions are expected to maintain their upward momentum.



Surface Technology as well as Components and Special Systems made strong contributions to sales and earnings in 2000. From the current perspective, Unaxis believes that these segments will continue to post solid growth in the future. Thanks to our strong portfolio, there will only be a slight decline in sales of the Unaxis Corporation on a comparable basis this year despite the current downturn in the IT Segment. However, as experience shows, operating profit will be affected more strongly as a result of the market downturn.

Apart from revenues from operations, Unaxis will again earn additional substantial income from divestitures in 2001.

We no longer expect the divestiture of Leybold Vacuum to be finalized before the end of the year. On the other hand, we are planning further acquisitions in the Information Technology Segment and continue to increase our market share. Our sound asset structure with available funds and sustained growth of net liquidity as well as substantially higher shareholders' equity are a good financial basis for further growth.

Acknowledgments

2000 was a very successful year for us. We have completed the fundamental transformation of the Oerlikon-Bührle Group into the Unaxis Corporation and achieved a record result. This success would not have been possible without the great commitment of our employees. We also owe a great deal to the confidence and support of our customers, suppliers, and shareholders. For this, I would like to express my sincere gratitude on behalf of the Board of Directors.

Dr. Willy Kissling
Chairman of the Board of Directors and CEO



214



215

Orders received (in CHF million)	2000	1999
	1 201	756

Net assets (in CHF million)	2000	1999
	1 194	286

Sales (in CHF million)	2000	1999
	1 185	664

Research & development (in CHF million)	2000	1999
	85	49

Operating income (EBIT) (in CHF million)	2000	1999
	177	89

Personnel	2000	1999
	3 324	1 794

Activities

The Information Technology Segment includes the Divisions Semiconductors Front End and Back End, Data Storage, Displays, Optics, and Materials. Unaxis owns a majority interest in ESEC.

Semiconductors Front End
The Semiconductors Front End Division is a leading provider of production systems and processes for the semiconductor market (front end). Unaxis emphasizes on integrated solutions for the telecommunications, sensors, and advanced chip-packaging market segments.

Semiconductors Back End (ESEC)
ESEC is one of the world's foremost suppliers of automatic systems and solutions for chip assembly applications. The Cham-based company is active in the die bonding, wire bonding, flip-chip bonding (Micron), and factory integration market segments. ESEC is listed on the SWX Swiss Exchange.

Data Storage
The Data Storage Division develops and manufactures coating systems for the production of optical and magnetic storage media. Unaxis Data Storage is the world's only company to offer solutions for all data storage formats.

Displays
Unaxis Displays manufactures thin-film production systems and develops coating processes for flat-panel displays of all sizes. The Customer Support business unit provides services and support for customers in this field.

Optics
Unaxis Optics is a leading manufacturer of sophisticated optical components for applications in telecommunications (optical data transmission), for data and video projection, and for medical diagnostics.

Materials
The Materials Division develops, produces, and distributes coating materials for applications such as data storage, electronics (semiconductors), displays, architectural glass, optics, and hard-wearing coatings. The Materials Division will be divested in the year 2001.

2000

In financial 2000, the Information Technology Segment increased sales by 78% to CHF 1 185 million (1999: CHF 664 million). Adjusted for currency effects and acquisitions, sales growth amounted to 20%. New orders advanced by 59% to CHF 1 201 million (CHF 756 million). Operating income (EBIT) improved from CHF 89 million in the prior year to CHF 177 million (plus 99%).

All Information Technology Divisions contributed to this excellent result. Semiconductors Front End was able to expand its position in the semiconductor market thanks to the acquisition of Plasma-Therm and more than doubled its sales. Due to its restructuring and focus on its core business, ESEC attained a significantly better result in comparison with the prior year. The ESEC figures were fully consolidated as of September 2000. The Data Storage, Displays, and Optics Divisions posted high double-digit sales growth.

Apart from its established position in the semiconductor market, the positive development of the Information Technology Segment is due in particular to the dynamic evolution of the telecommunications industry and to the economic recovery in Asia. The positive influence of the exchange rate of the US dollar also had a positive impact on profitability.

In financial 2000, the Large Area Coating and Leybold Optics (formerly a part of Unaxis Optics) business units have been integrated in the Components and Special Systems Segment.



Microchips are manufactured in a complex process sequence. Unaxis production systems address many of the core steps in the critical process flow. We are creating the foundation of tomorrow's communication today.



Activity

Semiconductors Front End is among the leading providers of production systems for critical deposition and etching processes in semiconductor manufacturing. The division generates nearly half of its sales with customers from the telecommunications industry. "Advanced packaging," i.e. the metallization of wafers for flip-chip and other packaging technologies, is another important segment for the division. Through strategic collaboration with major chip manufacturers, Unaxis is on the front lines in new manufacturing methods involving new materials such as SiGe and InP for future chip generations.

Structure

Six strategic business units:

- Silicon Front End: systems for microchip metallization and Failure Analysis.
- Compound Semiconductors: systems for coating and etching "non-silicon-based" materials such as GaAs.
- High Speed Silicon: systems for SiGe-films.
- Advanced Packaging: metallization systems for chip assembly based on thin films.
- Magnetoelectronics: systems for thin film heads and magnetic storage devices.
- Photomask: etching systems for advanced photo-masks.

Market

The volume for coating and etching systems in the front end segment is CHF 15 billion. Average annual growth is at 15%. Unaxis served market is worth approximately CHF 1 billion and is characterized by high growth rates. Unaxis is the world leader in production systems for the telecommunications industry. In the advanced packaging market, Unaxis is strongly positioned with a global market share of about 75%. Moreover, Unaxis is No. 1 in further selected segments of the semiconductor equipment market.

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218



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In early 2000, Semiconductors Front End was strengthened through the acquisition of Plasma-Therm and an additional business unit in the magnetic storage field. Headquarters were relocated to St. Petersburg, Florida (USA). The High Speed Silicon unit has entered a new market by delivering the first SiGe system to Taiwan. Additionally, two new systems for the production of SAW filters for cell phones were launched. In the Advanced Packaging field, Unaxis is ready with the CLUSTERLINE 300 when the first systems for 300-millimeter wafers will be installed next year.

In financial 2000, Semiconductors Front End boosted sales by 138% from CHF 142 million to CHF 338 million. New orders advanced by 126% to CHF 407 million (1999: CHF 180 million). Apart from the acquisition of Plasma-Therm, this growth is attributable to the brisk demand from the telecommunications industry. Advanced packaging benefited from developments in the flip-chip market where worldwide production capacities were nearly doubled. Most of the new systems were installed in Taiwan, where Unaxis is the undisputed market leader.

219

IT products must be compact, powerful, and cost-effective to achieve acceptance in the market. High-tech companies rely on the precision and productivity of automatic ESEC machines in chip assembly environments.



Activity

ESEC is one of the world's most eminent suppliers of automatic machines and systems solutions for the back end operations required in the manufacture of chips, i.e. for the assembly and electrical connection of semiconductor components. The core products manufactured by ESEC are die bonders and wire bonders as well as so-called factory integration systems. Production systems for new technologies such as flip-chip bonding, an alternative to die bonding and wire bonding, and for complex multi-chip modules round off the company's offer.

Structure

ESEC is subdivided in five business units:

- Die Bonders: automatic machines for the assembly of chips on lead frames.
- Wire Bonders: machines for the electrical connection of chips and lead frames.
- Micron: systems for flip-chip assembly.
- Factory Integration: solutions for the automatic control and monitoring of production lines.
- Advanced Transfer: universal and highly accurate positioning of components.

Market

The market for back end equipment attained a volume of approximately CHF 6 billion in 2000. Industry experts project above-average growth rates in the coming years. ESEC is a world leader in the die bonding and flip-chip bonding sectors and thus superbly positioned to exploit opportunities in new growth segments such as in miniaturized circuits for mobile telephony. Although a technological limit is approaching in the wire bonding field, most packages will still be produced with this technology in the next few years.


220

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lights 2000

The new die bonder 2008 rapidly established itself as the leading product for applications in the high-end segment. Customers expressed great interest in the 2008 xP system introduced in summer. The modular concept supports customer-specific machine configurations. The wire bonding process is being superseded by flip-chip bonding because of the trend towards very thin chips, particularly for smart cards as well as for mobile telephones. This opens interesting perspectives for the type 2008 FC flip-chip bonder scheduled to launch in 2001.

ESEC has been fully consolidated since September 1, 2000. From that date until the end of 2000, ESEC contributed CHF 215 million to consolidated sales. For the entire year, sales closed at CHF 647 million (comparative period in 1999: CHF 371 million). The company's focus on bonding equipment and automation as its core business thus proved to be successful. Die bonders and wire bonders contributed extensively to sales with 56% and 31%, respectively. New orders trended better than expected in the Micron and Factory Integration units.



221

More and more information in ever smaller formats: higher storage capacities open new horizons. Our production systems for data storage devices bring the information era into the consumer's living room.



Activity

Unaxis Data Storage develops, manufactures, and distributes coating systems for the production of optical media such as CDs and DVDs as well as for magnetic media such as hard disks. The Data Storage Division is clearly the market leader. More than one-third of all hard disks, two-thirds of all CDs and CD-Rs, and more than 80% of all rewritable CDs, DVDs, and Mini-Disks in the world are manufactured on Unaxis systems. Additionally, Unaxis is the world's only company to offer solutions for all data storage formats.

Structure

The Data Storage Division comprises of four strategic business units:

- Rewritable Optical Disk: systems for rewritable CDs, DVDs, and magneto-optical data media (e.g. Mini-Disks).
- CD, DVD: systems for CDs and DVDs as well as for CD-R and DVD-R (recordable CDs and DVDs).
- Hard Disk: coating systems for hard disks.
- Customer Support.

Market

The market size for coating systems for optical and magnetic storage devices is approximately CHF 500 million. Average annual growth is at 12%. However, there are considerable differences between the individual segments: The CD market is declining, whereas the DVD is experiencing a veritable boom and has already become a mass product. The hard disk market is expected to grow in 2001 and 2002 thanks to new products for which Unaxis is developing new production technologies.



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In terms of systems shipped, sales, and earnings, 2000 was a record year. The launch of the DVD Sprinter was extremely successful. The DVD Sprinter is a new production system for rewritable DVDs and CDs characterized by a substantial reduction of manufacturing costs for our customers. The demand for the Swivel and Cube systems for the DVD-ROM format tripled in financial 2000. With the Pyramet system developed in cooperation with an external partner, Unaxis entered the mastering market (production phase prior to disk reproduction).

2000

Despite the slump in the CD-R market, the Data Storage Division generated sales of CHF 320 million in financial 2000. In comparison with the previous year, this represents an increase of 22% (1999: CHF 262 million). Approximately 36% of sales were generated in Europe, 47% in Asia, and 17% in the USA. New orders advanced by 17% to CHF 321 million (CHF 275 million).



Data is made visible by screens – a visual interface to the information technology world. Systems designed by Unaxis Displays make it possible to manufacture flat-panel screens with superb image quality.



Activity

Unaxis Displays produces coating systems for the manufacture of flat-panel screens in the sophisticated TFT (thin film transistors) market. In TFT screens each individual color dot is controlled by an active semiconductor element. The result is a brilliant, contrast-rich picture. Modern laptops and flat computer monitors are based on TFT technology. The first TV sets with TFT flat-panel screens were introduced on the market this year. These will supersede sets with conventional picture tubes.

Structure

The Displays Division consists of three business units:

- PECVD Coating Systems (Plasma-Enhanced Chemical Vapor Deposition)
- PVD Coating Systems (Physical Vapor Deposition)
- Customer Support

The dry-etch technology, which is still in the design phase, will attain market readiness in the course of the next two years.

Market

The market for flat-panel displays is worth approximately CHF 20 billion and exhibits an average growth rate of 20%. The market for flat-panel production systems of relevance to Unaxis is estimated at more than CHF 1 billion. Over the next few years, experts predict significant growth if the industry achieves a breakthrough in the cost-effective fabrication of mass-produced TV screens. The flat-panel market is focused on approximately 20 important customers in Japan, Taiwan, and Korea. For this reason, Unaxis Displays is further expanding its activities in Asia.



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In the year under review, the key event was a major contract from Taiwan for 4th generation PECVD systems (680 x 880 millimeter substrate size) representing an order volume of CHF 70 million. In Japan, several PVD systems were handed over to the customer. Unaxis also succeeded in gaining market entry in Korea where four PECVD systems were shipped. A polysilicon system for small, high-resolution displays was installed at the site of a major Japanese customer. This constitutes a genuine milestone in the rapidly growing small-displays segment.

2000

In financial 2000, Unaxis Displays generated sales of CHF 63 million. In comparison with the previous year, this is a gain of 20% (1999: CHF 53 million). New orders climbed by 63% to CHF 122 milion (CHF 75 million). The high order backlog caused capacity bottlenecks in production. For this reason, various major projects are not reflected in the sales figures of 2000.



Fiber Optic networks are the data highways of the future. Tremendous volumes of data are transmitted at the speed of light. Between the various ports, optical components developed by Unaxis assure the fast and reliable transfer of data.



Activity

Unaxis Optics is a leading manufacturer of optical components for the telecommunications, data projection, video projection as well as medical diagnostics industries. In these domains, optical applications are beginning to supplant traditional technologies. In telecommunications, fiber optic and optical switches are superseding electronic based networks; presentations today are based on optical projection instead of on the traditional cathode-ray tube or overhead projectors; and diagnostics experts can obtain more precise results more quickly with new optical methods.

Structure

The Optics Division is composed of three strategic business units:

- Projection Display: optical components for color management in data and video projectors.
- Sensors & Instrumentation: optical switches and other key components for fiber optic networks, bio-chips for highly sensitive medical test procedures as well as optical packaging for digital image transducers and sensors.
- Lighting: coated components for lighting systems such as UV curing systems for CD and DVD production.

Market

The market of relevance to Unaxis Optics is estimated at CHF 900 million (2001). The current annual growth rate of approximately 20% is likely to accelerate significantly in the future. The Internet is triggering an exponential expansion of data volumes. For this reason, the capacities of fiber optic networks for optical data transmission are being heavily expanded. The demand for light and portable projectors with more and more features at ever lower prices is increasing. In genetic engineering, improved price position and new applications generated by optical diagnostics are buoying growth.

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ghlights

Building on its core competencies in optical films, glass processing, and micromechanics, Unaxis Optics developed an optical switch which is being used by a market leader in telecom systems. Optics produces the key components needed for filters that monitor fiber optic networks. In the projection market, several new components were successfully launched. For diagnostic applications, Optics has developed a bio-chip which is approximately one hundred times more sensitive than a conventional test. This allows the development period of new drugs to be reduced by 30%.

2000

In financial 2000, the Optics Division boosted sales by 47% to CHF 115 million (1999: CHF 78 million). New orders advanced by 6% from CHF 99 million to CHF 105 million. In view of the anticipated strong growth in all market sectors, Optics expanded its development resources in 2000 and invested in state-of-the-art manufacturing technologies.



High-tech materials from Unaxis create the prerequisites for future progress in the domain of information technology. Because information is stored, processed, and transported by extremely thin films.



Activity

The products of Unaxis Materials are consumables for coating systems. Vacuum processes are used to apply thin functional material layers on a carrier product. Depending on the objective, this process yields a number of different properties such as the ability to store data, to insulate heat, to be reflective or antireflective, or to have antistatic characteristics, electrical conductivity and insulation, scratch resistance, or color effects. The quality of the layers heavily depends on the properties of the coating materials.

Structure

Reflecting its customer groups, the Materials Division is active in five different areas:

- Electronics: materials for the semiconductor industry.
- Optics: materials for coating optical glass and components for glass-fiber networks.
- Displays: coatings for screens.
- Data Storage: coatings for optical and magnetic storage media.
- Large Area Coating: materials for architectural glass and solar cells.

Market

The market for coating materials has a volume of CHF 1.4 billion and exhibits an average annual growth rate of more than 10%. Thanks to innovative production processes in the fields of powder metallurgy and vacuum melting metallurgy, Unaxis Materials holds a leading market position.

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There was a strong increase in the sale of coating materials for the semiconductor industry in financial 2000, particularly in the microchip packaging segment and the mobile telephone components segment. The demand for materials for optical data storage devices such as CDs, CD-Rs, CD-RWs, and DVDs also trended encouragingly. Additionally, coating materials for fiber optic network components also represent a growing market.

2000

Materials ended financial 2000 with good results. Sales increased slightly to CHF 133 million (1999: CHF 129 million). The income-relevant business with non-precious metals was significantly expanded while the precious-metals business was deliberately slowed down. At CHF 136 million, new orders closed slightly above the prior-year level (CHF 126 million).


229



Orders received (in CHF million)

2000	1999
341	248

Net assets (in CHF million)

2000	1999
234	234

Sales (in CHF million)

2000	1999
328	271

Research & development (in CHF million)

2000	1999
13	13

Operating income (EBIT) (in CHF million)

2000	1999
40	37

Personnel

2000	1999
1 836	1 601

230

Activities

Under the Balzers brand, the Surface Technology Segment develops, produces, and distributes coating systems and also offers its customers tool and components coating services. Balzers is the global leader in these fields.

2000

In financial 2000, sales generated by the Surface Technology Segment increased by 21% to CHF 328 million (1999: CHF 271 million). Adjusted for currency effects and acquisitions, sales growth amounted to 13%. New orders rose by 38% to CHF 341 million (CHF 248 million). The operating result (EBIT) increased by 8% to CHF 40 million (CHF 37 million). Excluding the allocation of central costs (charged from beginning of 2000), EBIT grew by 18%.



0 1999
34 234



0 1999
13 13



0 1999
36 1 601

231

Hard coatings for components deliver unprecedented efficiency gains. Thus, the coating know-how accrued by Balzers enables the design of modern, fuel-efficient diesel engines.



Activity

Balzers develops systems and processes for tool and components coating. The systems are not only sold to customers but also used in Balzers' own coating centers. Coated tools are more productive and more reliable in production environments but also have longer service life. Applied to components, the coatings reduce friction and wear and boost performance.

Structure

The Surface Technology Segment systematically aligned its structure with the market sectors it serves. The new organization consists of the two following business units:

- Tool Coating
- Component Coating

Market

The market for surface coatings represents a volume of CHF 850 million. Balzers is the world's largest provider; most competitors are small, local businesses. Annual growth of about 15% should be sustainable: in tool coatings, market penetration is still less than 50%. In the field of mechanical components, the growing acceptance of diesel technology for passenger automobiles is resulting in higher sales.


232



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busi-
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n 50%.
ents, the
nology
lting in

Highlights 2000

The RCS coating system was Balzers' most important launch of the year. Because of its flexibility and productivity, the RCS system achieves a pronounced improvement of production flows. Two coating centers were added last year, bringing the total number of locations in the global network to 44. Balzers was the first coating provider to attain quality certification to QS 9000, which is important for the automotive industry and confirms the process capability of the manufacturing method for large-volume production.

In the year 2000, the Tool Coating unit further expanded its global market share. The significance of Component Coating grew in the course of the year. BALINIT® DLC is a new coating which decisively improves the service life and reliability of components subject to extreme loads.

233

Activities, key figures

in CHF million

Orders received	2000	1999
	1 447	915



in CHF million
Net assets 2000 1999
57 191
in CHF million
Research & development 2000 1999
78 82

in CHF million

Sales	2000	1999
	1 160	842

in CHF million



Operating income (EBIT) 2000 1999
114 27



Personnel 2000 1999
2 380 3 015

Activities

The Components and Special Systems Segment is composed of the Leybold Vacuum, Leybold Optics, and Contraves Space Divisions.

Leybold Vacuum
Leybold Vacuum manufactures high-tech vacuum pumps for a wide range of applications. Its major markets include the semiconductor industry and analysis technology.

Leybold Optics
Leybold Optics is a leading provider of coating systems for optical components. These systems address optical applications in telecommunications, the automotive industry, medical technology, and ophthalmic lenses. The Leybold Optics Division will be divested in 2001.

Contraves Space
The Space Division is a leader in the manufacture of payload fairings for rocket launchers. The division also develops and produces satellite structures as well as mechanisms for solar generators and scientific instruments.

2000

In financial 2000, the Components and Special Systems Segment generated sales of CHF 1 160 million which is equivalent to an increase of 38% (1999: CHF 842 million). Adjusted for foreign-exchange effects and acquisitions, growth amounted to 33%. New orders rose by 58% to CHF 1 447 million (CHF 915 million). The operating result (EBIT) picked up by 322% from CHF 27 million to CHF 114 million.

The Leybold Vacuum, Leybold Optics, and Contraves Space Divisions reported a substantial increase in new orders and sales for financial 2000: The Leybold Vacuum Division was buoyed by the growing demand from the semiconductor manufacturing systems industry and generated a good result. The fast-moving developments in the telecommunications industries and the still growing demand from the automotive industry contributed to the good results reported by Leybold Optics. Contraves Space consolidated its position as a leading supplier of payload fairings.

Inficon
The former Instrumentation Division, which manufactures measurement, analysis, and control units for the semiconductor industry, was listed on SWX Swiss Exchange and on Nasdaq as Inficon, an independent company, in November 2000. The Instrumentation Division contributed CHF 238 million to Unaxis Corporation total sales. The division was deconsolidated as of November 30, 2000.

Large Area Coating
Effective December 31, 2000 (closing), the Large Area Coating unit (Leybold Coating) was sold to Applied Films Corp., USA, and deconsolidated on the same date. Leybold Coating contributed CHF 196 million to sales in financial 2000. Unaxis will retain a business interest of 10% in Applied Films.

0 1999

i7 191

0 1999



8 82

0 1999



0 3 015



Many sophisticated high-tech products as well as numerous household products could not be manufactured without vacuum technologies. Leybold Vacuum manufactures the pumps used in such processes.



Activity

The Leybold Vacuum Division develops vacuum pumps for a broad range of applications. The semiconductor industry and analysis technologies, for example, rely on vacuum pumps. CDs and ophthalmic lenses can only be coated in vacuum. Also, coolants and brake fluids cannot be filled into refrigerators or into automotive braking systems before the air is extracted from them. Leybold Vacuum occupies a strong market position in growth-oriented segments of the semiconductor industry as well as in coating and analysis technologies.

Structure

Leybold Vacuum is subdivided into three business units:

- LISS (Leybold Industrial and Scientific Solutions)
- AMCL (Analytics, Magnet Cooling, Coating, Laser and Telecom)
- SVS (Semiconductor Vacuum Solutions)

Additionally, the LPV (Leybold Product Group Forevacuum) is responsible for supplying the business units with forevacuum pumps.

Market

In 2000, the market for vacuum equipment represented a volume of CHF 3.3 billion and grew at a rate of 25% per annum. The semiconductor industry evolved very dynamically with nearly 50% growth. The changeover to 300-millimeter wafers will further intensify demand in this market. Cooling for superconductive electronic circuitry in mobile telephony antennas is a new and attractive application. With its innovative cooling technology, Leybold is a global leader in this field. Above-average growth rates were also achieved in coating technologies and in the domain of TV picture tubes.

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fo
Le
bu
m
1!
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e

236

Highlights

In 2000, Leybold Vacuum launched a palette of new products: the Ecodry M for the semiconductor industry and analytics, the DuraDry and the Coolvac 1500 L, also for the semiconductor industry. In Cologne, Leybold Vacuum is constructing a new building for its production and development departments. On the occasion of its 150-year anniversary, Leybold hosted worldwide events for customers, employees, and the general public.

2000

In financial 2000, Leybold Vacuum boosted sales by 27% from CHF 354 million to CHF 449 million. New orders rose by 43% to CHF 498 million (1999: CHF 348 million). The strongest growth in demand came from the semiconductor industry. In the domain of optical data storage devices, Leybold Vacuum also experienced considerable growth. In response to greater demand, production capacities were further expanded at the company's sites in Export (USA) and Cologne (Germany).



Precision and aesthetics, luminosity and functionality – optical components must meet a wide variety of different requirements. Leybold Optics develops coating systems for an extensive scope of applications.


DynaMet 3H

Activity

In the field of coating technology, Leybold Optics is responsible for optical applications. Its core business includes the development, manufacture, and distribution of coating systems and related processes. Leybold Optics coating systems for optical components are used in the telecommunication market (fiber optic technology), in the automotive industry (reflectors for headlights), in medical technology applications (analysis instruments) as well as in the field of ophthalmic lenses.

Structure

The Leybold Optics Division consists of three business units:

- Precision: coating systems for telecommunications as well as precision optics (laser and camera lenses).
- Ophthalmics & Health: coating systems for medical technology as well as for ophthalmic lenses.
- Reflection & Protection: systems for the automotive and plastics industries.

Market

Currently, coating systems for optical components represent a market volume of about CHF 600 million. The Leybold Optics Division occupies a global leadership position in this market. For the future expansion of its business, Leybold Optics is focusing on those market segments that exhibit the highest growth rates: telecommunications, precision optics, the automotive and plastics industries, as well as ophthalmic lenses.

238

Highlights 2000

During the year under review, Leybold Optics was established as an independent systems engineering unit. In the course of the year, Leybold pursued its strategic alignment by focusing on growth segments within the optical systems market and consolidated its technical know-how to be able to successfully serve these domains in the future. To reinforce its global market presence, Leybold Optics is currently setting up subsidiaries in 10 countries.

Business in financial 2000 clearly exceeded expectations: with CHF 166 million, Leybold Optics was able to boost sales by 63% (1999: CHF 102 million). New orders increased by 177% to CHF 352 million (CHF 127 million). All three business units contributed to this result. The strongest rate of growth originated from coating systems for the telecommunications industry.



Meteorological satellites are exposed to extreme conditions in orbit. Electro-optical precision instruments designed by Contraves Space provide them with the performance characteristics needed to assur the continued reliability of weather forecasts.



Activity

Contraves Space is the global leader in the manufacture of rugged yet light-weight payload fairings. These fairings are at the top of rocket launchers and protect satellites en route into space. Further core competencies of Contraves Space include structures and precision mechanisms for satellites, scientific instruments for space exploration, as well as terminals for the optical transmission of data between satellites for global telecommunications applications.

Structure

Contraves Space is an independent Division of the Unaxis Corporation. It focuses on engineering services and the production of payload fairings and subsystems for satellites. Contraves Space is active both for institutional customers such as the European Space Agency ESA and for commercial customers including European and American providers of transport services with rocket launchers.

Market

The aerospace market of relevance to Contraves Space represents a sales volume of approximately CHF 1 billion. In the future, commercial space travel will gain significance. In view of the rising demand for telecommunications services, there is a growing need for communications satellites. The commercial aerospace industry is in a phase of fundamental transformation. Globalization is leading to worldwide competition. Success or failure depends on prices, deadlines, and dependability. Contraves Space possesses the know-how needed to remain successful in this evolving market.





Highlights

The highlight of the year was the commissioning of the four cluster satellites which in orbit collect data on the earth's magnetic field to give scientists greater insight into climatic developments. The flight models of the Metop meteorological satellites were delivered in the course of the year as well. In both programs, Contraves Space built the satellite structures. Important ongoing projects include the Automated Transfer Vehicle for ESA, which starting in 2004 will shuttle supplies to the international space station, and the payload fairings for the new US Atlas rocket launcher.

2000

In financial 2000, Contraves Space generated sales of CHF 112 million. In comparison with the prior year, this corresponds to a gain of 12% (1999: CHF 101 million). Commercial customers accounted for about 60% of sales, institutional customers for about 40%. New orders also rose by 11% to CHF 131 million (CHF 118 million).

Unaxis has established a global infrastructure. A network of over 90 subsidiaries in 23 countries gives our customers the assurance that we have a presence wherever we are needed.


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6 h
7 h
8 h
9 h
10 h
11 h
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13 h
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15 h
Unaxis

Unaxis is committed to a spirit of partnership with its customers along the entire value-addition chain. This commitment by far transcends the joint development and production of innovative systems. We place great emphasis on the in-depth support of our customers around the world and on the establishment of long-term relationships.

242


Trübbach
Switzerland
Balzers
Principality of Liechtenstein
unaxis

With its research and development centers in Europe, Asia, and the USA, Unaxis will remain at the forefront of technological progress. Latest-generation production centers guarantee the timely fulfillment of customer orders with a consistently high level of quality. And our employees on site assist Unaxis customers in the assembly and commissioning of our systems and at the same time provide services, support, and training.

243

CD, CD-ROM	Compact disk, optical storage medium for digital information
CD-R	CD which is recordable once
CD-RW	CD which is recordable and rewritable
Chip	Tiny integrated circuit
Flip chip	Upside-down chip
Die bonder	Machine which solders or adhesively bonds exposed chips onto leadframe carriers.
Dry etching	Usually etching with plasma, as opposed to chemical etching
DVD	Digital Versatile Disk, optical storage medium with greater capacity than CDs
DVD-RAM, DVD-RW	Rewritable DVD
GaAs	Gallium arsenide, semiconductor material for fast circuits
Hard disk	Storage medium based on disks coated with thin magnetic films usually applied by sputtering.
Hard disk drive	Magnetic storage unit consisting of disks and read/write heads in a case.
InP	Indium phosphide
LCD	Liquid Crystal Display
Multichip Module (MCM)	A Multichip Module consists of multiple integrated circuits which are directly mounted on the substrate. They often resemble small circuit boards. MCMs can be used as single components or components of a larger circuit board.
Package	Electronic component in a ready-to-use condition
PECVD	Plasma Enhanced Chemical Vapor Deposition, a coating technology which is gaining significance
PDA	Personal Digital Assistant: compact electronic notebook or agenda
PVD	Physical Vapor Deposition; sputtering belongs in this category

244

SAW filter	Surface Acoustic Wave filter
Semiconductors	Crystalline substance which is moderately conductive
SiGe	Silicon germanium
Sputtering	Method for production of thin films by bombarding a target in vacuum with ion beams. In-line sputtering systems allow continuous coating.
Substrate	Part to be coated (glass pane, lens, disk, component)
Target	Plate of the material which in the sputtering process is gradually removed by ion bombardment and eventually deposits on the substrate as a thin film.
TFT	Thin Film Transistor, used to actively control pixels in flat-panel displays
Wafer	A slice of semiconducting material, usually circular, used to manufacture chips
Wire Bonder	Machine which uses ultra-thin gold wire to establish the electrical connections between the exposed chip (semi-conductor) and the terminals on the leadframe (carrier).



Project Management
Unaxis Management Ltd
Corporate Communications, Zurich

Concept and Text
apr AG für Public Relations, Zurich

Design
Trümpi & Partner AG, Binz Zurich

Production
Neidhart + Schön AG, Zurich

Photo credits
Admard Houb
Daimler-Chrysler
Daniel Richtman
Darius Kähli, Prisma
Fisher/Thatcher, TonyStone
Getty Images Deutschland GmbH
Joe Mc Bride
Kursiv GmbH
Manfred Rutz
Stephan Knecht
Unaxis Corporation



Unaxis Management Ltd
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zurich

Investor relations

Telephone +41 1 360 96 21
Telefax +41 1 363 72 60
E-mail: investor.relations@unaxis.com

Media relations

Telephone +41 1 360 96 09
Telefax +41 1 360 96 53
E-mail: media.relations@unaxis.com




unaxis


unaxis
making IT possible
Financial Report 2000
249

250

Contents



Introduction to the financial reporting

Transformation of the Corporation requires more financial transparency

Reporting presentation for two sub-groups
In a normal year, the Group figures, supplemented by segment information, are of central interest. However, this presentation does not adequately convey an understanding of developments during the last two business years.

Under IAS requirements, the coexistence of Group operations which have already been sold or which are designated for sale along with operations which constitute the backbone of the new Corporation mandates a more comprehensive reporting in conjunction with the consolidated financial statements. Reporting for Unaxis Holding AG is, by contrast, not affected.

The main element of the special Group reporting is the complete presentation of two parts of the Corporation as well as the consolidated Group in the income statement, balance sheet, and statement of changes in financial position. Thereby, the two sub-groups are defined as follows:

The Corporation

Core businesses	Discontinuing operations
Information Technology	Oerlikon-Bührle Immobilien*
Surface Technology	Bally*
Components and Special Systems	Oerlikon Contraves Defence*
Others	Hotel Zurich**
	Pilatus

* excluded from the consolidation since 1.7.1999
** excluded from the consolidation since 1.1.2000



ey figures Unaxis Corporation

in CHF million

	2000	1999*	Change
Orders received	**3 732**	2 457	+52%
Orders on hand	**1 468**	901	+63%
Sales	**3 285**	2 328	+41%
Core businesses:	**2 744**	1 893	+45%
– Information Technology	**1 185**	664	+78%
– Surface Technology	**328**	271	+21%
– Components and Special Systems	**1 160**	842	+38%
– Others	**71**	116	–39%
Discontinuing operation:			
– Pilatus	**541**	435	+24%
Operating result before depreciation and amortization (EBITDA)	**460**	226	+104%
Operating result (EBIT)	**314**	123	+155%
in % of sales	**10%**	5%	
in % of net assets (RONA)	**18%**	13%	
Core businesses:	**300**	111	+170%
– Information Technology	**177**	89	+99%
– Surface Technology	**40**	37	+8%
– Components and Special Systems	**114**	27	+322%
– Others	**–31**	–42	+26%
Discontinuing operation:			
– Pilatus	**14**	12	+17%
Income before taxes	**621**	69	+800%
Net income	**511**	53	+864%
Total assets	**3 708**	2 950	+26%
Net assets	**1 761**	978	+80%
Shareholders' equity	**1 504**	1 027	+46%
Equity ratio	**41%**	35%	
Net liquidity	**174**	238	–27%
as % of shareholders' equity	**12%**	23%	
Capital expenditures in fixed assets	**191**	129	+48%
Research and development	**219**	173	+27%
Personnel expense	**882**	744	+19%
Number of employees at year-end	**9 154**	8 168	+12%

al Group
entation
1 as well
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et, and
cial posi-
ups are

* 1999 less those segments (Oerlikon-Bührle Immobilien, Bally, Oerlikon Contraves Defence and Hotel Zurich) divested effective July 1, 1999 and January 1, 2000. The 1999 figures for the segments were reclassified according to the current organizational structure.



253


The Corporation

Consolidated income statement

in CHF million

	Notes	Total 2000	Total 1999	Core businesses 2000	Core businesses 1999	Discontinuing operations 2000	Discontinuing operations 1999
Sales	(3)	**3 285**	2 891	**2 744**	1 893	**541**	998
Cost of sales		**–1 955**	–1 796	**–1 549**	–1 101	**–406**	–695
Gross margin		**1 330**	1 095	**1 195**	792	**135**	303
Marketing and selling		**–449**	–525	**–396**	–320	**–53**	–205
Research and development		**–219**	–188	**–179**	–150	**–40**	–38
Administration		**–280**	–282	**–251**	–185	**–29**	–97
Other operating income and expense*	(4)	**–37**	–14	**–38**	–23	**1**	9
Operating result before amorization of goodwill*	(5)	**345**	86	**331**	114	**14**	–28
Amortization of goodwill on subsidiaries	(6)	**–31**	–6	**–31**	–3	**0**	–3
Operating result	(7)	**314**	80	**300**	111	**14**	–31
Financial result	(8)	**–23**	–18	**–22**	–15	**–1**	–3
Result from sales of entire business segments	(9)	**8**	–14	**0**	0	**8**	–14
Other result	(10)	**322**	–24	**324**	–29	**–2**	5
Result before taxes		**621**	24	**602**	67	**19**	–43
Income taxes	(11)	**–87**	–18	**–84**	–13	**–3**	–5
Net income/loss incl. minority interests		**534**	6	**518**	54	**16**	–48
Minority interests in net income/loss		**–23**	–1	**–23**	0	**0**	–1
Net income/loss		**511**	5	**495**	54	**16**	–49
Net income per registered share in CHF		**38.80**	0.38				

* Prior year figures adjusted to reflect new classifications

ntinuing erations
1999
998
−695
303
−205
−38
−97
9
−28
−3
−31
−3
−14
5
−43
−5
−48
−1
−49

onsolidated balance sheet as of December 31

Assets

in CHF million

		Total		Core businesses		Discontinuing operations	
Current assets	Notes	**2000**	1999	**2000**	1999	**2000**	1999
Cash and cash equivalents	(12)	**553**	556	**527**	530	**26**	26
Receivables	(13)	**775**	543	**727**	485	**48**	58
Inventories	(14)	**714**	623	**468**	409	**246**	214
Prepaid expenses and accrued income*	(15)	**66**	52	**60**	45	**6**	7
		2 108	1 774	**1 782**	1 469	**326**	305
Non-current assets							
Loans receivable		**82**	116	**78**	134	**4**	4
Investments in associated companies	(16)	**0**	55	**0**	55	**0**	0
Other investments	(17)	**34**	14	**34**	14	**0**	0
Fixed assets	(18)	**759**	761	**712**	671	**47**	90
Intangible assets	(19)	**643**	189	**641**	187	**2**	2
Deferred tax assets*	(20)	**82**	91	**81**	91	**1**	0
		1 600	1 226	**1 546**	1 152	**54**	96
	(21)	**3 708**	3 000	**3 328**	2 621	**380**	401

* Prior year figures adjusted to reflect new classifications

Liabilities and shareholders' equity

in CHF million

	Notes	**2000**	1999	**2000**	1999	**2000**	1999
Liabilities							
Payables	(22)	**312**	443	**250**	389	**62**	54
Accrued liabilities*	(23)	**204**	123	**179**	106	**25**	17
Customer advances	(24)	**265**	220	**237**	193	**28**	27
Financial debts	(25)	**379**	350	**325**	274	**54**	98
Deferred tax provisions	(26)	**87**	76	**56**	41	**31**	35
Other provisions*	(27)	**792**	742	**758**	722	**34**	20
	(28)	**2 039**	1 954	**1 805**	1 725	**234**	251
Minority interests		**165**	13	**165**	12	**0**	1
Shareholders' equity							
Share capital		**263**	263	**263**	263		
Treasury shares*		**−35**	−19	**−35**	−19		
Reserves and retained earnings*		**1 276**	789	**1 130**	640	**146**	149
	(29)	**1 504**	1 033	**1 358**	884	**146**	149
		3 708	3 000	**3 328**	2 621	**380**	401



Consolidated statement of changes in financial position

in CHF million

		Total		Core businesses		Discontinuing operations	
	Notes	**2000**	1999	**2000**	1999	**2000**	1999
Net income/loss incl. minority interests		**534**	6	**518**	54	**16**	-48
Reclassification of part of result	(35)			**8**	-14	**-8**	14
Depreciation of fixed assets		**114**	130	**107**	89	**7**	41
Other depreciation and amortization		**45**	13	**45**	9	**0**	4
Increase (+), decrease (-) in provisions		**44**	18	**35**	48	**9**	-30
Losses (+), gains (-) from equity investments		**-27**	0	**-27**	0	**0**	0
Losses (+), gains (-) from sales of non-current assets		**-216**	125	**-218**	125	**2**	0
Net funds before change in net current assets		**494**	292	**468**	311	**26**	-19
Decr. (+), incr. (-) in receivables/accrued assets*		**-143**	-195	**-128**	-277	**-15**	82
Decrease (+), increase (-) in inventories		**-43**	-114	**-34**	-25	**-9**	-89
Increase (+), decrease (-) in payables/accrued liabilities		**135**	72	**114**	79	**21**	-7
Increase (+), decrease (-) in customer advances		**43**	5	**48**	41	**-5**	-36
Net funds from/used by operations*		**486**	60	**468**	129	**18**	-69
Capital expenditures in fixed assets		**-191**	-169	**-180**	-124	**-11**	-45
Investments in subsidiaries/assoc. cos./others	(35)	**-344**	-29	**-344**	-29	**0**	0
Capital expenditures in intangible assets		**-436**	-20	**-436**	-18	**0**	-2
Internal transfers of non-current assets				**0**	-142	**0**	142
Decrease (+), increase (-) in loans receivable		**7**	-112	**7**	-102	**0**	-10
Incr. (+), decr. (-) in cash from purchase/sale of subsidiaries		**154**	-150	**154**	-1	**0**	-149
Proceeds from sales of fixed assets		**40**	68	**40**	20	**0**	48
Proceeds from sales of consolidated subsidiaries		**277**	532	**279**	532	**-2**	0
Proceeds from sales of unconsolidated subsidiaries		**9**	1	**9**	1	**0**	0
Dividends received from associated companies		**2**	1	**2**	1	**0**	0
Net funds from/used by investing activities		**-482**	122	**-469**	138	**-13**	-16
Increase in share capital		**0**	71	**0**	71	**0**	0
Internal capital increase/restructuring contributions				**0**	-126	**0**	126
Transactions with minority shareholders		**0**	4	**0**	4	**0**	0
Dividends paid	(35)	**-5**	-4	**0**	207	**-5**	-211
Purchase of treasury shares*		**-16**	-7	**-16**	-7	**0**	0
Increase in (+), repayment of (-) financial debts		**15**	4	**36**	1	**-21**	3
Net funds from/used by financing activities*		**-6**	68	**20**	150	**-26**	-82
Conversion adjustments		**-1**	3	**-1**	-2	**0**	5
Increase (+), decrease (-) in cash and cash equivalents		**-3**	253	**18**	415	**-21**	-162
Incr. (-), decr. (+) in financial debts from purchase/sale of subs.		**-14**	613				
Repayment of (+), increase in (-) financial debts		**-15**	-4				
Increase (+), decrease (-) in net liquidity		**-32**	862				

* Prior year figures adjusted to reflect new classifications

258

:counting principles

ntinuing erations
1999
−48
14
41
4
−30
0
0
−19
82
−89
−7
−36
−69
−45
0
−2
142
−10
−149
48
0
0
0
−16
0
126
0
−211
0
3
−82
5
−162

[illegible]is

The consolidated financial statements of Unaxis Holding AG were prepared in accordance with International Accounting Standards (IAS) issued by the International Accounting Standards Committee (IASC) based on historical costs, and were approved by the Board of Directors on March 9, 2001. Thereby, all standards issued by the IASC and all interpretations of the Standing Interpretations Committee (SIC) which became effective up until the date of the consolidated financial statements were considered.

In addition, the consolidated financial statements comply with the recommendations of the ARR (Swiss Professional Commission for Accounting and Reporting Recommendations).

The consolidation was based on audited annual accounts of the individual subsidiaries which were prepared according to uniform Group accounting principles.

·anges in accounting principles

First-time application of the following IAS guidelines as of January 1, 2000:
- IAS 10 (revised) Events After the Balance Sheet Date
- IAS 22 (revised) Business Combinations
- IAS 36 Impairment of Assets
- IAS 37 Provisions, Contingent Liabilities and Contingent Assets
- IAS 38 Intangible Assets

No restatement of the financial statements was necessary as a result of the application of these new standards. Only the balances previously reported as provisions were adjusted for purposes of simplification, whereby those balances which related to clear, recurring items of an accrual nature were reclassified to "accrued liabilities" as of January 1, 2000. Prior year figures were reclassified accordingly.

Treasury shares
In accordance with IAS (SIC 16), treasury shares are no longer included in the balance sheet as marketable securities, but are offset directly against shareholders' equity. Gains and losses resulting from trading in treasury shares are not reflected in net income, but are recorded directly in shareholders' equity. Prior year figures were reclassified accordingly.

Deferred taxes
are now shown separately in the balance sheet, both for deferred tax assets and deferred tax liabilities. Prior year figures are also shown separately.

Special operating items
are no longer shown separately, but are included in "operating result before goodwill amortization". Prior year figures have been appropriately adjusted.

Consolidation principles

Method and extent of consolidation
December 31 represents the uniform closing date for all companies included in the consolidated financial statements. All companies in which Unaxis Holding AG has either a direct or indirect interest exceeding 50% of the shareholders' voting rights and companies over which industrial control is assured through contractual arrangements are consolidated. Using the full consolidation method, the assets, liabilities, income and expenses of these consolidated subsidiaries are included in their entirety. Minority interests are shown separately in the consolidated financial statements. Group companies acquired or sold are included in or, respectively, eliminated from, the consolidated financial statements as of the month of purchase or sale. All majority and minority interests held are shown in the organization chart at the end of this report.

Capital consolidation
The capital consolidation is performed according to the Anglo-Saxon purchase method.

Goodwill
At the time of their initial consolidation, the assets and liabilities of consolidated subsidiaries are valued according to uniform Group principles. The difference between the purchase price and the net assets of the acquired company based on such valuation is capitalized as goodwill or badwill in the year of acquisition and amortized linearly over a maximum of twenty years as a component of net income.

Conversion of foreign currencies
Assets and liabilities of foreign subsidiaries are converted into Swiss francs at the exchange rate prevailing as of the balance sheet date; income and expenses of foreign subsidiaries are converted into Swiss francs using average rates for the year. Differences resulting from the application of different exchange rates are added to or deducted from shareholders' equity without impacting net income.

Exchange gains and losses reported by the individual subsidiaries are included in net income. Exchange gains and losses resulting from specific intercompany financial transactions which are of a long-term investment nature are excluded from this rule and are charged or credited directly to shareholders' equity.



At the time foreign subsidiaries are sold, accumulated conversion differences recorded directly in shareholders' equity are included in the income statement as gain or loss on sales of investments.

Elimination of intercompany profits
Profits on intercompany sales not yet realized through sales to third parties as of year-end, as well as intercompany results on transfers of fixed assets and investments in subsidiaries, are eliminated in the consolidation.

Valuation principles

Cash and cash equivalents
These assets are placed with first-class financial institutions. Time deposits included therein mature in three months or less.

Receivables
The allowance for doubtful accounts is determined systematically by individual evaluation of overdue accounts as well as by a lump sum amount for accounts not yet due (latent risk). Based on cost-benefit evaluation, these risks are insured with third parties only in rare cases.

Inventories
Inventories of raw materials, purchased components and trade merchandise are carried at cost, determined either by the FIFO or the weighted average cost method. Produced components, work in process and finished goods are carried at the cost to produce. This includes all costs of material and labor as well as a reasonable allocation of overhead. Recognizable reductions in value resulting from obsolescence, excess stock, declines in replacement cost or sales price etc. are taken into consideration by appropriate write-downs of inventory values.

Unconsolidated investments in subsidiaries
Under the equity method, investments held in associated companies (ranging from 20 to 50% of voting rights) are carried in the balance sheet at an amount equal to the Unaxis Corporation's proportional share of the investee's net equity value. The Corporation's proportional share in the investee's net income is included in the income statement under other result. Other investments (less than 20% of voting rights) are stated at cost less any necessary write-offs.

Fixed assets
Fixed assets are recorded at historical purchase or production costs, less economically necessary depreciation. Depreciation is calculated on the straight-line basis according to detailed asset useful life catalogues. Asset useful lives, as specified for eight asset categories, lie within the following Group ranges:

- Plant and equipment: 3–15 years
- Production and administration buildings used in Group operations: 20–40 years

Fixed assets used under financial leasing agreements are treated the same as fixed assets owned outright.

Intangible assets (excluding goodwill)
Intangible assets are identifiable non-monetary assets without physical substance from which future economic benefits are expected to flow to the Corporation. Intangible assets are amortized linearly over their economically useful lives (limited to twenty years maximum), but when such useful lives cannot be clearly determined, over a period not to exceed five years. Software is amortized on a straight-line basis over three years.

Provisions
Provisions are established based on consistent economical criteria applied uniformly throughout the Corporation. They serve to cover recognizable outflows of resources which will probably be necessary to settle obligations arising from past events and which can be reasonably estimated.

Post-employment benefit plans
Within the Corporation, various post-employment benefit plans exist which differ in their purpose and financing according to local needs. Obligations and assets under defined benefit plans are valued by independent actuaries at least every three years. In these calculations, the projected unit credit method is applied uniformly throughout the Corporation. Costs and cost reductions which result from the introduction of or changes in benefits provided for by a plan (past service cost) are charged or credited to income linearly over the average remaining period until the amended benefits become vested. The impact of changes in plans relating to retirees is recorded in the income statement at once. Actuarial gains and losses, which result among other reasons from changes in actuarial assumptions, are charged or credited to income linearly over eight years, if such deviations exceed 10 percent of the projected benefit obligation or – if larger – of plan assets. The interest component included in the increase in provisions for unfunded plans with no segregated as-



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Impairment of assets
At each balance sheet date, an assessment is made as to whether any indication exists that assets may be impaired. If any such indication exists regarding assets of significant value, an impairment test is carried out in order to determine if and to what extent a valuation allowance is necessary to reduce the asset to its value in use (the present value of estimated future cash flows) or, if higher, to its net selling price. Then, and only then, is an impairment loss recorded and completely charged against income. As soon as it is recognized that an impairment reserve previously recorded is no longer justified, it is reversed and credited to income.

me statement

Sales
Sales represent amounts invoiced for goods and services less value added tax and other openly invoiced sales taxes, as well as deductions for returns and discounts. Revenue under long-term construction and service contracts is recognized according to the percentage of completion method.

Interest on financial debts
Interest expenses are charged against income without restriction. Thus, no borrowing costs directly incurred during construction are capitalized.

Taxes
Current year income taxes are accrued based on the current year income reported locally by the individual Group companies.

Wherever the tax basis differs from Group values, deferred taxes are determined and recorded by applying currently effective local tax rates to the differences (liability method). Deferred tax assets resulting from negative differences are thereby capitalized only to the extent that their realization through corresponding profits is expected.

To the extent that the offset of tax loss carry-forwards against future earnings is deemed probable, these benefits are capitalized or netted against any positive valuation differences on an individual company basis. Taxes payable on anticipated dividends from subsidiaries are not material and are not accrued.

Restructuring costs
Expenses associated with organizational changes are reported as operating result, or in exceptional cases, as other result.

Financial instruments
Forward contracts and options are not entered into on a speculative basis, but are used exclusively to reduce specific foreign currency and interest rate risks associated with the Corporation's business. Counter-parties are first class financial institutions. Foreign currency derivatives are valued either directly with the underlying hedged transactions, to the extent that such transactions are reflected in the balance sheet, or are separately accrued as of the balance sheet date.

In order to reduce foreign currency risks, financial debts of Group companies are denominated in their own congruent currencies. Interest rate risks are limited by splitting financial debts according to their maturity dates and interest conditions. The Corporation centrally coordinates and optimizes the conditions of Group companies' net liquidity/net debt through a cash management program in the relevant CHF area.

Related parties

Related party transactions
Transactions with related parties are conducted on an arm's length basis.



Notes to the consolidated financial statements

Note (1)

Changes in Group companies

The following changes in Group companies occurred during 2000 (business segment/transaction/date reflected in the consolidated financial statements):

Disposal of entire business segments
- Hotel Zurich (sale/January 1, 2000)

Disposals of divisions
- Inficon (Components and Special Systems/initial public offering/November 30, 2000)
- Large Area Coating (Components and Special Systems/sale/December 31, 2000)
- Leybold Didactic (Others/sale/July 1, 2000)

Additions of divisions
- ESEC Group with 20 companies (Information Technology/purchase of majority interest/September 1, 2000)

Additions of individual companies
- Plasma-Therm Inc., St. Petersburg/USA (Information Technology/purchase/January 1, 2000)
- Balzers-Elay SA, Antzuola/ES (Surface Technology/purchase of majority interest/January 1, 2000)
- Fourteen additional legal entities newly formed in the core businesses (in the Leybold Optics Division in particular)

The impact of disposals of entire business segments is insignificant and can be seen in the segment information contained in the prior year's annual report. As a result of the acquisition of new subsidiaries during 2000, sales increased by CHF 354 million, and the number of employees by 1 240 compared with the preceeding year. The impact of the disposals of divisions will be felt largely in 2001. These divisions are included in the consolidated income statement this year with sales of CHF 463 million.

See note 19 for information regarding the significant additions to Group companies.

Note (2)

Conversion rates

The following rates were used to convert the most important foreign currencies in the balance sheet and income statement into Swiss francs:

in CHF

	Average rates 2000	Average rates 1999	Change	Year-end rates 2000	Year-end rates 1999	Change
1 USD	**1.69**	1.50	12.7%	**1.61**	1.58	1.9%
1 GBP	**2.56**	2.41	6.2%	**2.41**	2.57	–6.2%
100 DEM	**79.76**	81.81		**77.72**	82.32	
100 NLG	**70.79**	72.60	–2.5% (DEM, NLG, FRF, ITL)	**68.97**	73.06	–5.6% (DEM, NLG, FRF, ITL)
100 FRF	**23.78**	24.39		**23.17**	24.54	
100 ITL	**0.081**	0.083		**0.079**	0.083	
100 JPY	**1.570**	1.330	18.0%	**1.410**	1.560	–9.6%

in the con-

Impact of conversion rates on sales

Note (3)

	Change from prior year Effective	Excluding conversion impact
Information Technology	78.6%	71.8%
Surface Technology	21.4%	17.0%
Components and Special Systems	37.8%	33.4%
Others	–39.3%	–40.8%
Core businesses	45.0%	40.0%
Pilatus	24.5%	17.5%
Business segments sold	–100.0%	–100.0%
Total	**13.7%**	**9.5%**

lar)

contained
y CHF
of divisions
of CHF

Note (4) in CHF million

Other operating income and expense	**2000**	1999
License, patent and know how revenue	**1**	3
Other operating income	**28**	43
Income	**29**	46
Taxes not based on income	**–8**	–10
Other operating expenses	**–58**	–50
Expense	**–66**	–60
Total	**–37**	–14

statement

Change
1.9%
–6.2%
–5.6%
–9.6%

Note (5) in CHF million

Expenses included in operating result	**2000**	1999
Salaries and wages	**734**	801
Social security and other employee benefits	**148**	153
Personnel expense	**882**	954
Depreciation and amortization of		
– operating fixed assets	**114**	127
– intangible assets (excl. goodwill on subsidiaries/associated companies)	**8**	6

Of the total cost of social security and other employee benefits of CHF 148 million, CHF 28 million (prior year CHF 34 million) relate to specific post-employment benefit plans of the individual companies. The remainder includes the legally required retirement benefit contributions of Group companies as well as other social security expenses.

263

Note (6)
in CHF million

Amortization of goodwill on subsidiaries	2000	1999
Information Technology	**28**	0
Surface Technology	**3**	2
Components and Special Systems	**0**	0
Others	**0**	1
Core businesses	**31**	3
Pilatus	**0**	0
Business segments sold	**0**	3
Total	**31**	6

The amortization of goodwill for the Information Technology Division of CHF 28 million includes the pro-rata amortization of goodwill for ESEC for 4 months and for Plasma-Therm for 12 months (based on an amortization period of 15 years).

Note (7)
in CHF million

Impact of conversion rates on operating result	Change from prior year	
	Effective	Excluding conversion impact
Information Technology	91	92
Surface Technology	3	3
Components and Special Systems	88	85
Others	7	7
Core businesses	189	187
Pilatus	2	2
Business segments sold	43	43
Total	**234**	**232**

Note (8)
in CHF million

Financial result	2000	1999
Interest income	**12**	7
Other financial income	**4**	3
Financial income	**16**	10
Interest on financial debts	**–24**	–31
Interest on post-employment benefit provisions	**–15**	–16
Impairment loss on financial assets	**–6**	–1
Other financial expense	**–2**	–2
Financial expense	**–47**	–50
Exchange gains/losses, net	**8**	22
Total	**–23**	–18

Note (9)
in CHF million

Result from sales of entire business segments	2000	1999
Total	**8**	–14

Following the sales of the three segments Bally, Oerlikon Contraves Defence and Oerlikon-Bührle Immobilien during the previous year, the 90% interest in Hotel Zürich was sold for a price of CHF 14 million during the current period. After deduction of the consolidated equity value of Hotel Zürich of CHF 6 million, a gain of CHF 8 million was recognized on this transaction.

Note (10)
in CHF million

Other result	2000	1999
Share in earnings of associated companies	**34**	2
Amortization of goodwill on associated companies	**–7**	–2
Result from sale of associated companies	**0**	0
Result from associated companies	**27**	0
Rental income from non-operating real estate	**7**	9
Expense of non-operating real estate	**–6**	–3
Depreciation of non-operating real estate	**0**	–3
Result from sale of non-operating real estat	**16**	3
Result from non-operating real estate	**17**	6
Result from sale of operating real estate	**–1**	–29
Result from sale of operations and investments	**275**	–2
Other non-operating expense and income	**4**	1
Other non-operating result	**278**	–30
Total	**322**	–24

The result from associated companies consists largely of the Corporation's pro-rata share in the increase in ESEC's net equity during the first eight months, i.e. until a majority interest was acquired and ESEC became a consolidated subsidiary on September 1, 2000, less the related amortization of goodwill (prior year 2 months).

The 1999 loss from sale of operating real estate includes a value adjustment of CHF 31 million made on real estate in Germany.

Result from sale of operations and investments	Gross sales proceeds
Inficon Group	299
Large Area Coating	160
Didactic	–2
Total gross sales proceeds	457
Less Group values of net assets sold	–76
Less selling expenses and provisions for expenses to be incurred	–106
Total result from sale	**275**

Due to the application of tax loss carry-forwards which previously had not been capitalized, income taxes resulting from the sale of the Large Area Coating and Inficon operations were only minimal.

265

Note (11)
in CHF million

Income taxes	2000	1999
Current income taxes	**71**	31
Deferred taxes	**16**	–13
Total	**87**	18

in CHF million

Analysis of tax expense	2000		1999	
	Result before taxes	**Tax expense**	Result before taxes	Tax expense
Corporation total	**621**	**87**	24	18
– Business segments sold	**0**	**0**	45	–2
Corporation excluding business segments sold	**621**	**87**	69	16
Expected tax expense based on weighted average tax rate 2000: positive 15.6% (1999: negative 23.2%)*		**97**		–16
Difference between actual and expected tax expense		**–10**		32
Deferred taxes on tax losses of the period not capitalized		**26**		41
Utilization of tax loss carry-forwards not capitalized		**–109**		–8
Change in negative valuation differences not capitalized		**84**		–1
Expiration of tax loss carry-forwards capitalized		**1**		5
Impact of changes in tax rates		**4**		–5
Subsequent taxes for prior periods (incl. credits)		**1**		–3
Non-deductible expenses		**8**		5
Non-taxable income		**–29**		–6
Other items		**4**		4
Total tax expense in excess of/(below) expected expense		**–10**		32

in CHF million

*Calculation of tax rates	2000			1999		
	Result before taxes	Average. tax rate	Expected tax expense	Result before taxes	Average tax rate	Expected tax expense
Total income (company basis)	735	28.1%	206	561	13.8%	77
Total losses (company basis)	–303	35.9%	–109	–233	40.1%	–93
Income, net	432	22.6%	97	328	–4.9%	–16
Consolidation entries not subject to taxes	189	0.0%	0	–259	0.0%	0
Total	621	**15.6%**	97	69	**–23.2%**	–16

Cash and cash equivalents	2000	1999
Cash, postal and current bank accounts	**264**	126
Time deposits	**289**	430
Total	**553**	556
Change against previous year	**-3**	253
Due to changes in Group companies	**154**	-151
Due to conversion differences	**-1**	7

Note (12)
in CHF million

Receivables	2000	1999
Trade accounts receivable	**619**	479
Trade notes receivable	**31**	31
Other receivables	**180**	76
Allowance for doubtful accounts	**-55**	-43
Total	**775**	543
Change against previous year	**232**	-421
Due to changes in Group companies	**109**	-532
Due to conversion differences	**-14**	22

Note (13)
in CHF million

Inventories	2000	1999
Raw materials and components	**226**	148
Work in process	**284**	193
Finished goods	**102**	90
Trade merchandise	**53**	52
Advances for inventories	**9**	15
Accrued sales under percentage of completion method	**40**	125
Total	**714**	623
Change against previous year	**91**	-424
Due to changes in Group companies	**62**	-538
Due to conversion differences	**-14**	38

Note (14)
in CHF million

Allowances for declines in inventory values amounted to CHF 112 million (prior year CHF 94 million).

CHF 469 million, representing 66% of inventories, relate to the core businesses and CHF 245 million, or 34%, to the Pilatus Group.

Note (15)
in CHF million

Prepaid expenses and accrued income	2000	1999
Post-employment benefit assets	**36**	30
Other prepaid expenses and accrued income	**30**	22
Total	**66**	52
Change against previous year	**14**	–28
Due to changes in Group companies	**–**	–60
Due to conversion differences	**–**	5

Note (16)

Investments in associated companies	2000	1999
Subsidiaries accounted for by the equity method	Group ownership	
ESEC Holding SA, Steinhausen/CH (fully consolidated beginning September 1, 2000)	**–**	27%
Balzers-Elay SA, Antzuola/ES (fully consolidated beginning January 1, 2000)	**–**	25%
Hispano Didactica SA, Pinto (Madrid)/ES (sold as of July 1, 2000)	**–**	40%
Ebulus Vermietungsges. mbH, Dusseldorf/DE	**26%**	26%

in CHF million

Key figures for associated companies	2000	1999
Group ownership		
– *Share in net equity*	**0**	55
– Share in net income	**34**	2
Total figures		
– Total assets	**8**	384
– Total liabilities	**8**	180
– Sales	**1**	12
– Net income	**0**	2
Receivables from such companies	**0**	0
Payables to such companies	**0**	0

Note (17)
in CHF million

Other investments	2000	1999
Total	**34**	14
Change against previous year	**20**	2
Due to changes in Group companies	**–**	–
Due to conversion differences	**–**	–

Other investments increased during the year to include the 19.5% interest remaining after the IPO of Inficon Holding AG, Bad Ragaz, for which the Corporation's share in net equity was CHF 10 million at year-end. In addition, the Corporation now holds a 10% interest in the share capital of Applied Films Corporation as a result of the sale of the Large Area Coating operations, with a cost of CHF 22 million. Due to the decline in stock market prices for the Applied Films Corporation shares as of the date the financial statements were prepared, a impairment allowance of CHF 6 million has been made (see note 8).

Because the sale of these shares is restricted for specified periods of time, they have been included here instead of under marketable securities.



Fixed assets

Note (18)

in CHF million

	Plant and equipment	Production and administration buildings	Developed land	Advances and assets under construction	Non-operating real estate	Non-operating undeveloped land	**Total**
At cost							
Balance at January 1, 2000	871	571	46	15	151	15	**1 669**
Conversion differences	–25	–12	–1	–2	–1	–1	**–42**
Changes in Group companies	37	–89	–1	1	–6		**–58**
Additions	128	23		40			**191**
Disposals	–77	–4		–2	–23	–2	**–108**
Transfers	12	22	1	–14	–21	–1	**–1**
Balance at December 31, 2000	946	511	45	38	100	11	**1 651**
Accumulated amortization/ impairment losses							
Balance at January 1, 2000	536	282	0	0	90	0	**908**
Conversion differences	–17	–6					**–23**
Changes in Group companies	27	–55					**–28**
2000 depreciation	95	19					**114**
Impairment loss							**0**
Disposals	–61	–2			–15		**–78**
Transfers		10			–11		**–1**
Balance at December 31, 2000	580	248	0	0	64	0	**892**
Net Group values	**366**	**263**	**45**	**38**	**36**	**11**	**759**
Thereof assets under financial leases	4	33					**37**
Insured values in the event of fire	955	470		23	208		**1 656**

The previous year's balance related to premises which had been vacated, i.e. prepared for sale or rental, of CHF 35 million could be completely cleared through sale or rental during 2000. Commitments under outstanding orders for capital expenditures amounted to CHF 4 million at the end of 2000 (prior year CHF 1 million).

269

Note (19)

in CHF million

Intangible assets

	Purchased Goodwill on			Purchased		Internally generated	**Total**
	Parts of operations	Group com-panies	Assoc. com-panies	Soft-ware	other intangible assets	intangible assets	
Cost							
Balance at January 1, 2000	11	26	168	9	2	0	**216**
Conversion differences	0	–9					**–9**
Changes in Group companies	–1	155		6	–2		**158**
Additions	3	423		8	2		**436**
Disposals		–3		–1			**–4**
Transfers	–10	168	–168	9	1		**0**
Balance at December 31, 2000	3	760	0	31	3	0	**797**
Accumulated amortization/ impairment losses							
Balance at January 1, 2000	6	14	3	3	1	0	**27**
Conversion differences							**0**
Changes in Group companies		84		3	–1		**86**
2000 amortization	1	31	7	6	1		**46**
Impairment loss							**0**
Disposals		–3		–1			**–4**
Transfers	–5	9	–10	5			**–1**
Balance at December 31, 2000	2	135	0	16	1	0	**154**
Net Group values	**1**	**625**	**0**	**15**	**2**	**0**	**643**

The additions to goodwill paid for consolidated Group companies totaling CHF 423 million include, among others, the following amounts:

	Purchase price	**Fair value of net assets acquired**	**Goodwill**
– Purchase of an additional 29.9% interest in ESEC (now 56.8% owned)	298	94	204
– Purchase of 100% interest in Plasma-Therm Inc.	263	57	206
– Purchase of an additional 26% interest in Balzers-Elay (now 51% owned)	8	2	6

Commitments for purchases of intangible assets amounted to CHF 2 million at the end of 2000 (prior year CHF 0 million).

270

Note (20)

in CHF million

Deferred tax assets	2000	1999
Total	**82**	91
Change against previous year	**-9**	48
Due to changes in Group companies	**3**	-4
Due to conversion differences	**-4**	-3
Deferred tax benefits not capitalized resulting from tax loss carry-forwards of CHF 511 million (prior year CHF 761 million)	**176**	311
Deferred tax benefits not capitalized resulting from negative valuation differences of CHF 79 million (prior year CHF 56 million)	**26**	15

Tax loss carry-forwards of CHF 511 million, for which no deferred benefits have been recorded in the balance sheet, expire as follows:

CHF 1 million in 1 year
CHF 2 million in 2 years
CHF 8 million in 3 years
CHF 36 million in 4 years
CHF 39 million in 5 years
CHF 425 million beyond 5 years

Note (21)

in CHF million

Assets pledged/otherwise restricted	2000	1999
Receivables and inventories	**12**	1
Fixed assets	**52**	104
Total	**64**	105

Of the fixed assets balance of CHF 52 million, 25% are pledged as collateral under mortgages outstanding, and 71% are restricted by reservation of ownership under financial lease obligations.

271

Note (22)
in CHF million

Payables	**2000**	Due until 1 year	Due 1 to 5 years	Due beyond 5 years	Secured	1999
Trade accounts payable	**220**	220				179
Trade notes payable	**3**	3				4
Other payables	**89**	89				260
Total	**312**	312	0	0	0	443
Change against previous year	**–131**					–164
Due to changes in Group companies	**–26**					–406
Due to conversion differences	**–7**					32

Note (23)
in CHF million

Accrued liabilities	**2000**	Due until 1 year	Due 1 to 5 years	Due beyond 5 years	Secured	1999
Total	**204**	204	0	0	0	123
Change against previous year	**81**					–106
Due to changes in Group companies	**56**					–127
Due to conversion differences	**–1**					3

As a result of the implementation of IAS 36, items of a pure accrual nature totaling CHF 83 million were reclassified from provisions to accrued liabilities as of January 1, 2000 (see also note 27, "other provisions"). The prior year figures shown have been adjusted accordingly.

Note (24)
in CHF million

Customer advances	**2000**	Due until 1 year	Due 1 to 5 years	Due beyond 5 years	Secured	1999
Total	**265**	194	62	9	0	220
Change against previous year	**45**					–249
Due to changes in Group companies	**7**					–254
Due to conversion differences	**–5**					4

The core businesses account for 89% of customer advances (prior year 88%), and Pilatus for 11% (prior year 12%). CHF 10 million of customer advances (of which CHF 8 million are invested) relate to contracts accounted for under the percentage of completion method.

272

Financial debts / net liquidity

Note (25)

in CHF million

Financial debts / net liquidity	2000	Due until 1 year	Due 1 to 5 years	Due beyond 5 years	Secured	1999
Current bank accounts	**33**	33				33
Fixed advances	**172**	172			12	47
Financial bills	**7**	7				13
Loans payable	**56**	27	19	10	2	153
Mortgages payable	**13**	1	10	2	13	57
Financial lease obligations	**30**	4	15	11	30	47
Bond issue	**68**	68				0
Total financial debts	**379**	312	44	23	57	350
./. Cash and cash equivalents	**-553**					-556
Net liquidity	**174**					206
Change against previous year	**-32**					862
Due to changes in Group companies	**18**					-463
Due to conversion differences	**3**					39

Reflecting their actual economic nature, mortgages not yet canceled are treated as long-term debt. Of total financial debts, 18% are denominated in Swiss francs, 29% in US dollars, 17% in Euro, 12% in Japanese yen, and 3% in Canadian dollars. The remainder is spread over a total of 13 currencies. Of total financial debts, 90% are owed to banks, and 90% are subject to floating interest rates. As an average taken over all currencies, financial debts resulted in interest charges of 5.9% in 2000 (prior year 4.4%).

Note (26)

in CHF million

Deferred tax provisions	2000	Due until 1 year	Due beyond 1 year	1999
Total	**87**	0	87	76
Change against previous year	**11**			–64
Due to changes in Group companies	**–5**			–44
Due to conversion differences	**–1**			–3

Note (27)

in CHF million

Other provisions	2000	Due until 1 year	Due beyond 1 year	1999
Current income tax provisions	**59**	59		27
Post-employment benefit provisions	**270**	14	256	297
Various provisions	**463**	210	253	418
Total	**792**	283	509	742
Change against previous year	**50**			–98
Due to changes in Group companies	**–15**			–243
Due to conversion differences	**–24**			90

The **post-employment benefit provisions** of CHF 270 million (prior year CHF 297 million) are related to the following plans:

	Summary of post-employment benefit plans	2000 Total	2000 Defined benefit plans	2000 Defined contribution plans	1999 Total	1999 Defined benefit plans	1999 Defined contribution plans
Number of plans	Funded plans	**27**	13	14	23	10	13
	Unfunded plans	**12**	12	0	16	16	0
Number of persons covered	Active employees	**8 710**	7 923	787	8 190	7 253	937
	Retirees	**2 118**	2 108	10	1 978	1 975	3
in CHF million	Post-employment benefit cost (operating)	**28**	26	2	34	23	11
	Post-employment benefit cost (financial)	**15**	15	0	15	15	0
	Post-employment benefit cost (total)	**43**	41	2	49	38	11
	Post-employment benefit provisions	**270**	263	7	297	295	2
	Post-employment benefit assets	**36**	36	0	30	30	0

Defined benefit plans

in CHF million

	2000			1999		
	Total	**Funded**	**Un-funded**	Total	Funded	Un-funded
Plan assets at market values	**650**	650		615	615	
Present benefit obligation (PBO)	**–824**	–569	–255	–826	–536	–290
Assets in excess of/(below) PBO	**–174**	81	–255	–211	79	–290
Post employment benefit provisions	**263**	7	256	295	5	290
Post-employment benefit assets	**–36**	–36	0	–30	–30	0
Unrecognized gains	**53**	52	1	54	54	0
Of which:						
– actuarial gains/losses	**39**	38	1	35	35	0
– past service cost	**14**	14	0	19	19	0
Of which:						
unrecognized due to limit to be observed	**34**	34	0	36	36	0

Breakdown of post-employment benefit cost from defined benefit plans

in CHF million

	2000	1999
Current service cost after deduction of employee contributions	**45**	38
+ interest cost of post-employment benefit obligations	**40**	40
– expected return on plan assets	**–39**	–37
+ recognized past service cost	**0**	0
– recognized actuarial gains/losses	**–5**	–3
Total	**41**	38
Assets:		
– Value of fixed assets used by Group companies	**0**	0
– Receivables from Group companies	**0**	0

Actuarial assumptions

(weighted average rates)	**2000**	1999		**2000**	1999
Discount rate	**4.9%**	4.9%	Benefit progression	**1.2%**	1.2%
Salary progression	**2.8%**	2.8%	Return on plan assets	**5.9%**	5.9%

275

in CHF million

Various provisions

	EBIT-related provisions						Non EBIT-related provisions	Total
	Product warranties	Product liability	Onerous contracts	Long-term employee benefits	Re-structuring	Others		
Balance at January 1, 2000	51	0	2	6	50	154	155	**418**
Conversion differences	–1				–1	–1	–2	**–5**
Changes in Group companies	3				3			**6**
Amounts used	–20		–6	–1	–17	–28	–33	**–105**
Amounts released	–16				–3	–26	–1	**–46**
Additions	49	1	5		8	42	88	**193**
Transfers	3	3	3		55	–63	1	**2**
Balance at December 31, 2000	69	4	4	5	95	78	208	**463**
Of which								
due until 1 year	62		4	2	29	57	56	**210**
due beyond 1 year	7	4		3	66	21	152	**253**

As a result of the implementation of IAS 36, items of a pure accrual nature totaling CHF 83 million were reclassified from provisions to accrued liabilities as of January 1, 2000 (see also note 23). The opening balances shown have been adjusted accordingly.

Provisions which have not been charged against EBIT serve to cover recognizable risks arising from the sales of subsidiaries and restructuring measures undertaken over recent years.

Note (28)

in CHF million

Maturities of debt	**2000**	Due until 1 year	Due beyond 1 year	1999
Payables	**312**	312		443
Accrued liabilities	**204**	204		123
Customer advances	**265**	194	71	220
Financial debts	**379**	312	67	350
Deferred tax provisions	**87**		87	76
Other provisions	**792**	283	509	742
Total	**2 039**	1 305	734	1 954

276

Changes in shareholders' equity

Note (29)

in CHF million

	Share capital	Additional paid-in capital	Treasury shares*	Conversion differences	Retained earnings	Revaluation reserve	Deferred taxes on revaluations	Total shareholders' equity
Balance at January 1, 1999	254	409	–12	–100	254	367	–70	1 102
Restatement employee benefits 1.1.1999					–16			–16
Net income incl. minority interests					6			6
Dividends paid					–4			–4
Revaluation of real estate to current values						–4	9	5
Realization by sales of fixed assets					6	–7	1	0
Conversion differences				39		2		41
Realization by sales of subsidiaries				94	48	–175	33	0
Transactions with minority shareholders					4			4
Capital increase	9	62						71
Purchase of treasury shares			–7					–7
Discont. of current values 12/31/1999						–183	27	–156
Balance at December 31, 1999	263	471	–19	33	298	0	0	1 046
./. Minority interests								–13
Total consolidated shareholders' equity 1999								**1 033**
Balance at January 1, 2000	263	471	–19	33	298	0	0	1 046
Net income incl. minority interests					534			534
Dividends paid					–5			–5
Conversion differences				–29				–29
Transactions with minority shareholders					139			139
Purchase of treasury shares			–16					–16
Balance at December 31, 2000	263	471	–35	4	966	0	0	1669
./. Minority interests								–165
Total consolidated shareholders' equity 2000								**1504**

* The historical cost of treasury shares purchased to insure Unaxis Holding AG's ability to meet potential commitments arising from its stock option plan (see also note 18 to the financial statements of Unaxis Holding AG):

Balance at January 1, 1999	64 500 shares
Purchase 1999	40 000 shares
Purchase 2000	42 514 shares
Balance at December 31, 2000	**147 014 shares**

277

Note (30)
in CHF million

Contingent liabilities	2000	1999
Performance guarantees/guarantees of debt	**29**	29
Collateral securities	**0**	0
Discounted notes receivable	**2**	1
Total	**31**	30

Note (31)
in CHF million

Payments under non-cancelable leases	2000	1999
Due in first year	**19**	7
Due in 2nd year	**14**	5
Due in 3rd year	**12**	4
Due in 4th year	**11**	4
Due in or beyond 5th year	**35**	16
Total	**91**	36

Note (32)
in CHF million

Financial instruments	2000			1999		
	Contract amounts	**Deviation from market value** positive	**Deviation from market value** negative	Contract amounts	Deviation from market value positive	Deviation from market value negative
Currency derivatives	**590**	24	2	366	1	12
Interest derivatives	**50**			50	1	1
Other derivatives	**0**			0		
Total	**640**	24	2	416	2	13

Positive and negative deviations from market values of currency derivatives are offset by the corresponding gain or loss on the underlying hedged transactions. The maximum risk of counter-party non-performance is represented by the positive deviation from market value. In view of the reputation of the counter-parties, this risk is deemed to be minimal.

Corporation strategy to reduce risk and the valuation principles applied to the individual positions are described under the accounting principles. Amounts shown in the balance sheet for cash and cash equivalents, receivables and payables, as well as for loans receivable and short-term financial debts approximate market values. Risks associated with interest rate changes on financial debt can be assessed from the information in note 25.

278

Related parties

Note (33)

No significant related party transactions were conducted in 2000.

Subsequent events

Note (34)

At the end of 2000, the Pilatus business segment (Pilatus Flugzeugwerke AG, Stans) was sold at 90% to a group of Swiss investors. Because this transaction could not be concluded until 2001, the Pilatus segment is still included completely in the consolidated financial statements. However, as of January 1, 2001, this segment will be excluded from the consolidation.

Consolidated statement of changes in financial position

Note (35)

The reclassification of part of the result includes a gain of CHF 8 million in 2000 and a loss of CHF 14 million in the previous year on sales of entire business segments (see also note 9). In order to enhance the comparability between years, these results have been allocated to the appropriate business areas in the consolidated income statement. For the presentation of the statement of changes in financial position, these allocations had to be reversed.

Also included in 2000 in the caption "Investments in subsidiaries/associated companies/others" is a cash outflow of CHF 190 million related to the acquisition of the initial block of ESEC shares in 1999. At the prior year-end, this amount was included in payables.

Dividends paid by the discontinuing operations of CHF 211 million in 1999 include an extraordinary intercompany distribution of CHF 194 million which was made in preparation of the sale of Oerlikon Contraves Defence.

Segment information 1999 – 2000

in CHF million

	Information Technology		Surface Technology		Components and Special Systems		
	2000	1999	**2000**	1999	**2000**	1999	**200C**
Orders received	**1 201**	756	**341**	248	**1 447**	915	**69**
Orders on hand	**574**	295	**20**	5	**559**	411	**28**
Sales by region*							
Japan and Asia/Pacific							
Europe							
North America							
Other areas							
Sales by location							
Japan and Asia/Pacific	**268**	90	**30**	21	**134**	75	**3**
Europe	**567**	443	**206**	180	**762**	586	**29**
North America	**350**	131	**88**	68	**264**	181	**39**
Other areas			**4**	2			
	1 185	664	**328**	271	**1 160**	842	**71**
Capital expenditures in fixed assets							
Japan and Asia/Pacific	**4**	1	**5**	3	**2**	1	
Europe	**47**	22	**41**	31	**18**	13	**22**
North America	**24**	3	**8**	29	**8**	4	**3**
Other areas				1			
	75	26	**54**	64	**28**	18	**25**
Number of employees							
Japan and Asia/Pacific	**478**	200	**203**	180	**156**	175	
Europe	**2 337**	1 397	**1 101**	939	**1 959**	2 391	**328**
North America	**509**	197	**484**	458	**265**	449	**143**
Other areas			**48**	24			
	3 324	1 794	**1 836**	1 601	**2 380**	3 015	**471**
Net Assets**	**1 194**	286	**234**	234	**57**	191	**69**
– thereof assets							
– thereof liabilities							
Shareholders' equity incl. minority interests							
Research and development	**85**	49	**13**	13	**78**	82	**3**
Operating result	**177**	89	**40**	37	**114**	27	**–31**
Result before taxes							
Income taxes							
Net income/loss incl. minority interests							
Funds from/used by:							
Operations							
Investing activities							
Financing activities							

* Figures for expanded segment information not yet available

** Net assets include all operating current and non-current assets (excluding cash and cash equivalents and financial assets), less operating liabilities (excl. financial debts, provisions for post-employment benefits and for taxes and other provisions not charged against operating result).

280

ents and Systems		Others		Core businesses		Pilatus		Business segments sold		Total	
)0	1999	2000	1999	2000	1999	2000	1999	2000	1999	2000	1999
'7	915	69	121	3 058	2 040	674	417		696	3 732	3 153
;9	411	28	45	1 181	756	287	145		0	1 468	901
				803	385	90	73		78	893	536
				1 075	979	110	81		360	1 185	1 420
				786	457	291	230		100	1 077	787
				80	72	50	51		25	130	148
				2 744	1 893	541	435		563	3 285	2 891
34	75	3	5	435	191				32	435	223
;2	586	29	78	1 564	1 287	256	226		436	1 820	1 949
;4	181	39	33	741	413	277	204		89	1 018	706
				4	2	8	5		6	12	13
;0	842	71	116	2 744	1 893	541	435		563	3 285	2 891
2	1		1	11	6					11	6
18	13	22	14	128	80	8	5		40	136	125
8	4	3	1	43	37	1				44	37
					1						1
28	18	25	16	182	124	9	5		40	191	169
;6	175		5	837	560					837	560
59	2 391	328	566	5 725	5 293	1 071	996		198	6 796	6 487
65	449	143	143	1 401	1 247	67	45			1 468	1 292
				48	24	5	3			53	27
80	3 015	471	714	8 011	7 124	1 143	1 044		198	9 154	8 366
57	191	69	62	1 554	773	207	205		37	1 761	1 015
				2 432	1 509	349	319		41	2 781	1 869
				878	736	142	114		4	1 020	854
				1 523	915	146	143		7	1 669	1 065
78	82	3	6	179	150	40	23		15	219	188
14	27	–31	–42	300	111	14	12		–43	314	80
				602	67	11	16	8	–59	621	24
				–84	–13	–3	–3		–2	–87	–18
				518	54	8	13	8	–61	534	6
				468	129	18	12		–81	486	60
				–469	138	–13	–7		–9	–482	122
				20	150	–26	3		–85	–6	68

281

Report of the Group auditors

To the annual shareholders' meeting of Unaxis Holding AG, Zurich

As auditors of the Corporation, we have audited the consolidated financial statements (income statement, balance sheet, statement of changes in financial position and notes, see pages 6 to 31) of Unaxis Holding AG for the year ended December 31, 2000.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing issued by the International Federation of Accountants (IFAC), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosure in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Accounting Standards (IAS) and comply with Swiss law. In addition, the consolidated financial statements have been prepared in accordance with the Accounting and Reporting Recommendations (ARR).

We recommend that the consolidated financial statements submitted to you be approved.

Zurich, March 12, 2001

Ernst & Young AG

Werner Schlapbach
Swiss Certified Public Accountant
(Auditor in charge)

Ancillo Canepa
Swiss Certified Public Accountant
(Auditor in charge)

282

Key figures 1996 – 2000

in CHF million

	2000	1999	1998	1997	1996
Orders received	**3 732**	3 153	3 520	3 713	3 531
Sales	**3 285**	2 891	3 631	3 918	3 613
Operating result (EBIT)	**314**	80	–67	210	188
Financial result	**–23**	–18	–64	–61	–75
Other result	**330**	–38	–25	–37	–2
Income taxes	**–87**	–18	–8	–28	–50
Minority interests in net income	**–23**	–1	–5	–9	1
Net income/loss	**511**	5	–169	75	62
Personnel expense	**882**	954	1 153	1 203	1 172
Research and development	**219**	188	213	206	161
Depreciation of fixed assets	**114**	130	196	157	163
Other depreciation and amortization	**45**	13	13	12	9
Current assets*	**2 108**	1 774	2 394	2 813	3 131
Non-current assets*	**1 600**	1 226	1 954	2 047	2 162
Current liabilities	**1 305**	1 232	1 925	2 026	2 402
Long-term liabilities	**734**	722	1 319	1 520	1 655
Minority interests	**165**	13	17	22	23
Shareholders' equity*	**1 504**	1 033	1 087	1 292	1 213
Total assets*	**3 708**	3 000	4 348	4 860	5 293
Inventories	**714**	623	1 047	1 399	1 485
Fixed assets	**759**	761	1 795	1 924	2 031
Net Assets	**1 761**	1 015	2 031	2 487	2 818
Net liquidity (+)/net debt (–)	**174**	206	–656	–856	–1 174
Net funds from operations*	**486**	60	242	396	162
Capital expenditures in fixed assets	**191**	169	261	239	250
Above excl. Oerlikon-Bührle Immobilien	**191**	138	199	172	160
Proceeds from sales of fixed assets	**40**	68	205	164	100
Above excl. Oerlikon-Bührle Immobilien	**40**	62	100	72	59
Number of consolidated Group companies	**113**	77	109	107	110
Number of employees at year-end	**9 154**	8 366	13 741	14 829	15 543
Average number of employees	**8 760**	11 054	14 285	15 186	16 331
Sales per employee in CHF	**375 000**	261 500	254 200	258 000	221 200
Operating result as % of net assets (RONA)	**17.8%**	7.9%	–3.3%	8.4%	6.7%
Non-current assets as % of total assets*	**43.1%**	40.9%	44.9%	42.1%	40.8%
Equity ratio*	**40.5%**	34.4%	25.0%	26.6%	22.9%

* Prior year figures adjusted to reflect new classifications



Investor information

Unaxis attaches great importance to investor relations. We pursue an information policy that is open, transparent, and compliant with the principle of equitability for all capital market participants.

Information for shareholders
To give shareholders and the capital market insight into the Corporation's business developments, Unaxis publishes a detailed annual report, a semi-annual report, as well as important key figures including comment for the first and third quarters. Important events are communicated via the media. Our website, www.unaxis.com, provides up-to-date information and is accessible at all times.

Listing
The registered shares of Unaxis Holding AG are listed on SWX Swiss Exchange and incorporated in the SMI (Swiss Market Index).
Equity number: 81 682
Symbol: UNAX

Investor relations
Telephone +41 1 360 96 21
Fax +41 1 363 72 60
E-mail: investor.relations@unaxis.com

Agenda
May 22, 2001, 3 p.m.
Annual Shareholders' Meeting
Kultur- und Kongresszentrum, Lucerne

Share price development Unaxis N relative to Swiss Market Index (SMI) and Nasdaq Composite Index


1999
2000
550
500
450
400
350
300
250
200
150
J F M A M J J A S O N D J F M A M J J A S O N D
SMI (Swiss Market Index)
Nasdaq Composite Index
High in CHF
Low in CHF

284

Share data

	2000	1999	1998	1997	1996	
Share capital						
Par value	**20**	20	20	20	20	in CHF
Voting rights per share	**1**	1	1	1	1	Number
Total outstanding shares	**13 170 092**	13 170 092	12 675 766	12 299 726	12 150 092	
Treasury shares a)	**147 014**	104 500	64 500	0	0	
Shares with voting and dividend rights	**13 023 078**	13 065 592	12 611 266	12 299 726	12 150 092	
Conditional shares for convertible bonds and bonds with warrants	**480 000**	480 000	974 326	1 350 366	1 500 000	
of which reserved	**0**	0	494 326	870 366	1 020 000	
Conditional shares for employee participation	**360 000**	0	0	0	0	
of which reserved	**0**	0	0	0	0	
Authorized shares b)	**2 000 000**	0	0	0	0	
Data per share						in CHF
Net income per share*	**38.80**	0.38	–13.33	6.10	5.10	*adjusted values
Equity per share*	**114**	80	87	105	100	
Dividends per share c)	**2.00**	–	–	1.50	1.20	
Share prices* high	**511**	320	310	205	136	
low	**300**	157	149	132	94	
year-end	**365**	320	161	205	132	
Market capitalization						in CHF million
high	**6 730**	4 214	3 930	2 521	1 652	
low	**3 951**	2 068	1 889	1 604	1 142	
year-end	**4 807**	4 214	2 041	2 521	1 604	

a) Shares reserved for stock options issued to individual directors and executives
b) Resolution by the General Meeting on May 5, 2000
c) Dividend 2000: Proposal of the Board of Directors

Major shareholders	2000	1999	1998	1997	1996	
Bührle family	**n.a.**	35%	37%	37%	31%	in %
Ihag-Holding and Mrs. H. Anda	**27%**	n.a.	n.a.	n.a.	n.a.	
Shareholder represented by a fiduciary	**–**	7%	7%	7%	–	
Represented directly by the Board of Directors	**–**	–	–	37%	31%	



Operative Companies

Country	Activity	Name, registered office	Group owns (%)	Number of employees	President
Core businesses					
Austria	□ △	Balzers GmbH, Kapfenberg	100	18	Zechner, Johann
Belgium	□ △	S.A. Balzers N.V., St.-Truiden	100	43	Boghe, Willy
	△	Leybold N.V., Nossegem-Zaventem	99.5	11	Nuytten, Claude
Brazil	□ △	Balzers Balinit do Brasil Ltda., Jundiaí SP	95	47	Campos, Walter
Canada	□ △	Balzers SCI Corp., Mississauga, Ontario	80.8	26	Brokenshire, Neil
China	△	Unaxis China Ltd., Hong Kong	99.5	12	Loh, Benjamin
	△	ESEC (Far East) Ltd., Hong Kong	56.8	0	Bagdasarjanz, Felix
	△	·ESEC (Hong Kong) Ltd., Hong Kong	56.8	6	Lee, Giap Yong
	□ △	Leybold Vacuum Equipment Manufacturing Co. Ltd., Tianjin, Beichen District	99.5	27	Ng, Damian
	△	Leybold Vacuum Int. Trade Co., Ltd., Tianjin, Beichen District	99.5	1	Ng, Damian
France	○	Unaxis France Holding SA, St.Thibault des Vignes	100	1	Vogt, Andreas
	△ ◇	Unaxis France SA, Palaiseau	100	35	Van Agtmaal, Hans
	□ △ ◇	Leybold Optics France SA, Courtaboeuf Cedex	99.5	0	Ledret, Michel
	□ △ ◇	Unaxis Nextral SA, Montbonot-St. Ismier	51.4	42	Parrens, Pierre
	□ △	Balzers Revêtements sous vide France SA, St.Thibault	100	220	Collignon, Pierre
	□ △ ◇	Leybold Vacuum France SA, Courtaboeuf Cedex	99.5	198	Hetzel, Roland
Germany	△	Unaxis Deutschland Vertriebs GmbH, Munich	99,5	29	Eller, Günter
	□ △ ◇	Unaxis Optics Deutschland GmbH, Geisenheim	99.5	75	Enders, Peter
	□ △ ◇	Unaxis Deutschland GmbH, Alzenau	99.5	150	Rahm, Karl A.
	△	ESEC (Germany) GmbH, Nurnberg	56.8	0	Bagdasarjanz, Felix
	□ △	Balzers Verschleißschutz GmbH, Bingen	99.5	299	Brändle, Hans
	□ △ ◇	Balzers SCI GmbH, Hanau	99.8	28	Pöhnert, Hagen
	□ △ ◇	Leybold Optics GmbH, Hanau	99.5	330	Meinel, Jürgen
	□ △	Leybold Optics Dresden GmbH, Dresden	99.5	22	Willkommen, Udo
	○	Unaxis Deutschland Holding GmbH, Hanau	99.5	40	Grafe, Volker
	○	Unaxis Deutschland Beteiligungs GmbH, Hanau	99.5	0	Grafe, Volker
	□ △ ◇	Unaxis Materials Deutschland GmbH, Hanau	99.5	99	Stock, Rudolf
	□ △	Leybold Vacuum Dresden GmbH, Dresden	99.5	32	Grossmann, Frank
	□ △ ◇	Leybold Vacuum GmbH, Cologne	99.5	970	Mattern-Klosson, Monika
	○	Balzers und Leybold Vermietungsges. mbH & Co.KG, Hanau	93.5	26	Grafe, Volker
	○	Balzers und Leybold Verm.- und Verwaltungs GmbH, Hanau	99.5	0	Grafe, Volker
	○	Perfect IT GmbH, Hanau	99.5	0	Haupt, Reiner
Great Britain	□ △	Balzers Ltd., Milton Keynes	100	67	Stokley, Peter
	△	Unaxis UK (Branch), Milton Keynes	100	6	Van de Valk, Ruud
	△	ESEC Zevatech U.K. Ltd., Andover	56.8	0	Casata, Thomas
	△	Leybold Optics UK Ltd., London	99.5	17	Clegg, David
	△	Leybold Vacuum UK Ltd., London	99.5	45	Ball, Chris
India	□ △	Balzers India Ltd., Bosahri/Pune	100	61	Keskar, Ramesh V.
Italy	△	Unaxis Italia (Branch), Arluno/Milan	100	7	Bühler René
	□ △	Balzers S.p.A., Brugherio	100	60	Faruffini, Giovanni
	△	Leybold Optics Italia S.r.l., Milan	99.5	3	Francetich, Raffaela
	△	Leybold Vacuum Italia S.p.A., Milan	99.5	15	Tegliai, Gaetano
Japan	□ △	Nihon Balzers Co. Ltd., Hiratsuka	100	65	Kunz, Christian
	△ ◇	Unaxis Japan Co. Ltd., Tokyo	100	72	Sawada, Susumu
	△	ESEC K.K., Yokohama	56.8	17	Yamashita, Hideshige



Country	Activity	Name, registered office	Group owns (%)	Number of employees	President
Japan (continued)	△	Leybold Optics Japan Co. Ltd., Yokohama-shi	99.5	6	Strauch, Werner
	△	Leybold Vacuum Japan Co. Ltd., Yokohama-shi	99.5	77	Schädlich, Christian
Korea (south)	□ △	Balzers Korea Coating Co. Ltd., Kyungsan	100	43	Gim, Jong-Seong
	△ ◇	Unaxis Korea Ltd., Sungnam, Kyungki-Do	100	23	Cheon, In-Chul
	△	ESEC Korea Ltd., Seoul	56.8	19	Kim, Chang-Soon
	△	Leybold Optics Korea Ltd., Seoul	99.5	3	Lee, Jeong Min
	△	Leybold Vacuum Korea Ltd., Seoul	99.5	46	Knobloch, Edgar
Liechtenstein	□ △ ◇ ○	Unaxis Balzers Aktiengesellschaft, Balzers	100	1 583	Vogt, Andreas
	○	Balzers AG, Balzers	100	0	Vogt, Andreas
	□ △ ◇	Unaxis Materials Aktiengesellschaft, Balzers	100	0	Quaderer, Hans
	□ △ ◇	Leybold Optics Aktiengesellschaft, Balzers	99.5	0	Walser, Michael
Luxemburg	□ △	Balzers Luxembourg Sarl, Differdange	60	0	Boghe, Marc
Malaysia	△	ESEC Trading SA, Labuan	56.8	0	Bagdasarjanz, Felix
Mexico	□ △	Balzers S.A. de C.V., Queretaro	100	31	Hauser, Fritz
Netherlands	△	Unaxis Nederland B.V., Maarssen	100	20	Van de Valk, Ruud
	△	Leybold Vacuum Nederland B.V., Woerden	99.5	9	Hetzel, Roland
Philippines	△	ESEC (Philippines) Inc., Manila	56.8	14	Lee, Giap Yong
Singapore	□ △	Unaxis Singapore Pte Ltd., Singapore	99.5	45	Liu, Thomas
	□ △	Balzers Coating Pte Ltd., Singapore	100	34	Heng, Siyau Teck
	□	ESEC Industries (Singapore) Pte. Ltd., Singapore	56.8	0	Lee, Giap Yong
	△	ESEC (Asia Pacific) Pte., Ltd., Singapore	56.8	158	Lee, Giap Yong
Spain	□ △	Balzers-ELAY SA, Antzuola	51	48	Biana, Alberto
	△	Leybold Optics Iberica S.A., Sant Feliu de Llobregat	99.5	0	Cunill, Richard
	△	Leybold Vacuum Spain S.A., Sant Feliu de Llobregat	99.5	18	Hetzel, Roland
Sweden	△	Unaxis Scandinavia (Branch), Västra Frölunda	100	4	Van de Valk, Ruud
	□ △	Balzers Sandvik Coating AB, Stockholm	100	67	Hansson, Göran
	△	Leybold Vacuum Scandinavia AB, Västra Frölunda	99.5	9	Ball, Chris
Switzerland	□ △	Balzers Revêtements SA, Brügg bei Biel	100	26	Dosch, Vincent
	○	ESEC Holding SA, Steinhausen	56.8	0	Bagdasarjanz, Felix
	○	ESEC Management SA, Cham	56.8	37	Bagdasarjanz, Felix
	□ ◇	ESEC SA, Cham	56.8	592	Bagdasarjanz, Felix
	○	ESEC Trading SA, Cham	56.8	13	Bagdasarjanz, Felix
	◇	ESEC (Europe) SA, Steinhausen	56.8	46	Bagdasarjanz, Felix
	□ ◇	Zevatech AG, Selzach	56.8	0	Casata, Thomas
	□ △ ◇	Sempac SA	56.8	0	Truckenbrod, Willi
	△	Leybold Vacuum Schweiz AG, Zurich	99.5	10	Hetzel, Roland
	○	Unaxis Holding AG, Zurich	100	0	Baumgartner, Beat
	○	Unaxis Management AG, Zurich	100	42	Baumgartner, Beat
	○	Spinnerei Kunz AG, Windisch	100	1	Bürgin, Urs
	□ △ ◇ ○	Contraves Space AG, Zurich	100	319	Somaini, Umberto
	○	Unaxis Trading AG, Trübbach	100	0	Haefeli , Erich
Taiwan	△	Unaxis Taiwan Ltd, Hsin Chu	100	84	Lai, Chung-Ping
	△	ESEC Pacific North (Taiwan) Ltd.	56.8	19	Lee, Giap Yong
	△	Leybold Optics Taiwan Ltd., Hsin Chu	99.5	0	Strauch, Werner
	△	Leybold Vacuum Taiwan Ltd., Hsin Chu	100	39	De Luca, Stephan
U.S.A.	○	Unaxis USA Holding Inc., Pittsburgh	99.8	0	Druggs, Merryl
	□ △	Balzers Process Systems, Inc., Hudson	99.8	60	Van Agtmaal, Hans
	□ △ ◇	Unaxis USA Inc., St. Petersburg	99.8	227	Bader, Martin
	□ △	Unaxis Optics USA Inc., Golden CO	99.8	115	Haggerty, Joe

□ Production
△ Distribution
◇ Research, development
○ Services, holding

Country	Activity	Name, registered office	Group owns (%)	Number of employees	President
U.S.A.	△	ESEC (USA) Inc., Phoenix AZ	56.8	42	Connell, Kent
(continued)	□ △ ◇	Leybold Materials Inc., Morgan Hill CA	99.8	65	Gore, Mark
	○	Surface Coating Industries Inc., Wilmington	80.8	0	Schulz, Hans
	□ △	Balzers Inc., North Tonawanda NY	99.8	427	Björkman, Peter
	□ △ ◇	Leybold Vacuum Products Inc., Export PA	99.8	238	Wenger, Reinhold
	○	Leybold Inficon Inc. Syracuse, East Syracuse	99.8	0	Brissenden, James
	△	Leybold Optics USA Inc., Cary	99.5	0	Brocious, Ken
	□ ◇	Zevatech, Inc., Apex NC	56.8	23	Glidden, Wayne
	□	AMTI Advanced Manufacturing Technologies, Inc., Apex NC	56.8	0	Bagdasarjanz, Felix
	□ △ ◇ ○	Contraves Inc., East Pittsburgh/PA	99.8	136	Eggemeyer, Ty W.
Pilatus					
Australia	△	Pilatus Australia Pty Ltd., Canberra	100	5	Wesley-Smith, Therry
Switzerland	□ △ ◇ ○	Pilatus Flugzeugwerke AG, Stans	100	942	Schwenk, Oscar J.
	△ ⊙	TSA Transairco SA, Geneva	100	130	Kälin, Markus
U.S.A.	□ △	Pilatus Business Aircraft Limited, Broomfield/CO	100	67	Finnoff, Chris

288

The Holding Company

Income statement

in CHF

	Notes	**2000**	1999
Income from investments in subsidiaries	(3)	**35 490 957**	40 000 000
Financial income	(4)	**30 352 516**	9 528 847
Other income		**3 838 779**	5 845 917
		69 682 252	55 374 764
Personnel expense		**0**	–4 281 712
Financial expense	(5)	**–10 977 305**	–1 160 499
Other expense		**–14 514 933**	–26 448 620
Ordinary income		**44 190 014**	23 483 933
Gain on sales of subsidiaries	(6)	**36 981 137**	323 752 411
Value adjustments on loans to and investments in subsidiaries	(7)	**–19 187 897**	–96 550 001
Net income		**61 983 254**	250 686 343

290

Balance sheet at December 31

Assets
in CHF

Current assets	Notes	**2000**	%	1999	%
Cash and cash equivalents		**148 429 252**	8.9	433 649 975	34.7
Marketable securities	(8)	**34 730 000**	2.1	18 512 030	1.4
Receivables					
– from third parties		**15 036 083**	0.9	20 943 890	1.7
– from affiliated companies		**18 169 575**	1.1	1 096 321	0.1
Prepaid expenses		**19 134 680**	1.1	338 110	0.0
		235 499 590	14.1	474 540 326	37.9
Non-current assets					
Fixed assets		**0**	0,0	1	0.0
Investments in subsidiaries	(9)	**872 812 003**	52.4	556 281 253	44.6
Loans					
– to affiliated companies	(10)	**483 910 940**	29.1	122 253 242	9.8
– to third parties	(11)	**73 305 695**	4.4	96 200 860	7.7
		1 430 028 638	85.9	774 735 356	62.1
		1 665 528 228	100.0	1 249 275 682	100.0

Liabilities and Shareholders' Equity
in CHF

Liabilities	Notes	**2000**	%	1999	%
Current payables					
– to third parties		**0**	0.0	199 460 385	16.0
– to affiliated companies	(12)	**283 074 378**	17.0	0	0.0
Accrued liabilities		**4 457 840**	0.3	27 372	0.0
Deposits from affiliated companies	(13)	**154 168 000**	9.2	22 500 000	1.8
Bank debt	(14)	**121 140 000**	7.3	0	0.0
Provisions	(15)	**341 816 831**	20.5	328 400 000	26.3
		904 657 049	54.3	550 387 757	44.1
Shareholders' equity					
Share capital	(16)	**263 401 840**	15.8	263 401 840	21.1
Legal reserve		**142 790 000**	8.6	159 007 970	12.7
Free reserve		**227 202 410**	13.6	0	0.0
Reserve for treasury shares	(17)	**34 730 000**	2.1	18 512 030	1.5
Retained earnings					
– Balance at January 1		**30 763 675**	1.9	7 279 742	0.6
– Net income		**61 983 254**	3.7	250 686 343	20.0
	(18)	**760 871 179**	45.7	698 887 925	55.9
		1 665 528 228	100.0	1 249 275 682	100.0
Contingent liabilities	(19)	**74 687 000**		–	

291

Notes to financial statements

Notes (1–10)

General information

(1) Reporting basis

The Unaxis Holding AG financial statements are prepared in compliance with Swiss Corporate Law. They are a supplement to the consolidated financial statements (pages 6 to 31) prepared according to International Accounting Standards (IAS). While the consolidated financial statements reflect the economical situation of the Group as a whole, the information contained in the Unaxis Holding AG financial statements (pages 40 to 45) relates to the ultimate parent company alone. The retained earnings reported in these financial statements provide the basis for the decision regarding the distribution of earnings to be made during the annual shareholders' meeting.

(2) Structural changes during the year

As of January 1, 2000, all employees of the ultimate parent company were integrated into the current Unaxis Management AG. As a result, certain figures shown in the 2000 income statement are no longer comparable with prior year figures (due to, among others, the drop in personnel expense and the reduction in other expense).

Furthermore, in order to simplify the investment structure, Balzers und Leybold Holding AG, Zurich, was merged with Unaxis Holding AG as of January 1, 2000.

Income statement

(3) Income from investments in subsidiaries

The primary sources of this investment income were Unaxis Balzers AG, Unaxis Trading AG and Pilatus Flugzeugwerke AG. In addition, investment income was recorded from the partial reversal of provisions made regarding dividend distributions from the year 1999. Provisions totaling CHF 102.0 million were made during the prior year because the dividends received in connection with the spin-off of Contraves Space AG as a result of the 1999 sale of the military sector were based in part on write-ups of book asset values. These write-ups were actually realized in the year 2000 in the amount of CHF 11.0 million (see also note 16).

(4) Financial income

The increase in financial income resulted primarily from interest earned on the higher level of loans granted to affiliated companies.

(5) Financial expense

Interest expense on bank debt and on higher deposits from affiliated companies in connection with the cash management program led to an increase in financial expenses.

(6) Gain on sales of subsidiaries

A gain of CHF 36.5 million was recognized on the IPO of Inficon Holding AG. This gain is stated after deductions for provisions for guarantees and other risks. In addition, the sale of Hotel Zürich AG also resulted in a gain of CHF 0.5 million (see note 16).

(7) Value adjustments on loans to and investments in subsidiaries

The expense reported reflects write-offs made in order to reduce the book value of individual investments in subsidiaries to their lower net asset value as of the end of the year.

Balance sheet

(8) Marketable securities

Marketable securities represent 147 014 registered shares held in treasury which were purchased on the stock market. These shares are stated at historical cost (see also note 18).

(9) Investments in subsidiaries

As of the balance sheet date, the following significant subsidiaries were included in Unaxis Holding AG's investment portfolio:

A summary of all companies in which Unaxis Holding AG holds a direct or indirect interest can be found at the end of this report.

Investments are valued at historical cost less value adjustments.

Due to the merger of Unaxis Holding AG with Balzers und Leybold Holding AG as of January 1, 2000, Unaxis Holding AG became the direct owner of a significant number of subsidiaries. However, the overall book value remained unchanged after the merger. The increase in investments was largely the result of the acquisition of a majority interest in ESEC Holding AG.

10) Loans to affiliated companies

This item consists of short-term and longer-term loans granted at prevailing market conditions. The overwhelming portion is denominated in US dollars, and the remainder in Swiss francs and in various other foreign currencies. The increase compared with the prior year represents the net effect of repayments and new loans granted.

A new loan in the amount of USD 154.8 million was granted to Unaxis USA Holding, Inc., New York, to finance the purchase price for Plasma-Therm, Inc., St. Petersburg. In addition, the financing of various affiliated companies previously carried out with third parties was replaced by internal financing as part of the cash management program.

292

Company	Currency	Share capital	Investment in %
Unaxis Management AG, Zurich	CHF	2 000 000	100
Unaxis Balzers AG, Balzers	CHF	75 000 000	100
Unaxis Holding France, St-Thibault	FRF	25 000 000	100
Balzers Ltd., Milton Keynes	GBP	2 000 000	100
Balzers Sandvik Coating AB, Stockholm	SEK	11 600 000	51
Balzers S.p.A., Brugherio	ITL	250 000 000	100
Balzers GmbH, Kapfenberg	EUR	350 000	100
Balzers-Elay S.A., Antzuola	ESP	25 000 000	51
Unaxis Trading AG, Trübbach	CHF	8 000 000	100
Balzers Luxembourg sarl, Differdange	EUR	1 000 000	60
Balzers Balinit do Brasil Ltda., Jundiai	BRL	2 900 000	93
Balzers S.A. de C.V., Queretaro	MXP	23 500 000	75.1
Unaxis Japan Co., Ltd., Tokyo	JPY	450 000 000	100
Unaxis Korea Ltd., Sungnam	KRW	50 000 000	100
Unaxis Taiwan Ltd., HsinChu	TWD	20 000 000	100
Nihon Balzers K.K., Kanagawa	JPY	100 000 000	100
Balzers India Ltd., Pune	INR	48 118 000	100
Balzers Korea Coating Co. Ltd., Kyongsan	KRW	2 000 000 000	89
Balzers Coating Private Ltd., Singapore	SGD	2	100
Leybold Vacuum Taiwan, Ltd., HsinChu	TWD	20 000 000	100
SA Balzers N.V., St.-Truiden	BEF	25 000 000	100
Unaxis Materials AG Liechtenstein, Balzers	CHF	100 000	100
Balzers Revêtement SA, Brügg	CHF	2 000 000	100
Unaxis IT Pte, Ltd., Singapore	SGD	250 000	100
Unaxis Deutschland Holding GmbH, Hanau	EUR	30 680 000	99.5
Unaxis USA Holding Inc., New York	USD	24 280 000	61.8
Contraves Space AG, Zurich	CHF	15 000 000	100
Spinnerei Kunz AG, Windisch	CHF	10 000 000	100
ESEC Holding AG, Steinhausen	CHF	20 479 450	56.8
Pilatus Flugzeugwerke AG, Stans	CHF	10 000 000	100
Inficon Holding AG, Bad Ragaz	CHF	23 150 000	19.5
Applied Films Corporation, Longmount	USD	–	10

(11) Loans to third parties
This concerns primarily a loan denominated in Swiss francs granted to the Texas Pacific Group, or rather to Bally International AG. The sales contract provides for the repayment of this remaining purchase price out of proceeds to be received from the sale of Bally's real estate abroad.

(12) Current payables to affiliated companies
These payables consist largely of obligations in connection with the internal restructuring related to the IPO of Inficon Holding AG.

(13) Deposits from affiliated companies
Included here are the short-term time deposits made with Unaxis Holding AG by affiliated companies for cash management purposes.

(14) Bank debt
Bank debt represents short-term borrowings in foreign currencies under the Group's global line of credit.

(15) Provisions
Of provisions made during prior years, CHF 30.6 million were used to cover the corresponding costs, and CHF 11.0 million were reversed. This reduction was offset by new provisions made in the amount of CHF 35.0 million and an increase of CHF 20.0 million resulting from the merger with Balzers und Leybold Holding AG (see also notes 3 and 6).

(16) Share capital
The share capital of CHF 263 401 840 is comprised of 13 170 092 registered shares having a nominal value of CHF 20 each. There has been no change compared with the prior year.

As of December 31, 2000, a conditional share capital of CHF 16.8 million and an approved capital of CHF 40.0 million were available to the Company, as approved in the annual shareholders' meeting of May 5, 2000.

At the end of 2000, the names of 15 715 registered shareholders in total were entered in the stock register. Ihag Holding AG and Mrs. Hortense Anda-Bührle held 26.9% of shares outstanding. No other shareholders are known to the Company who held over 5% of share capital.

(17) Reserve for treasury shares
This reserve represents the historical cost to the Company of 147 014 treasury shares, which is required to be shown separately.

The Board of Directors of Unaxis Holding AG decided in 1998 to receive a significant portion of their fees in the form of stock options. A stock option plan was adopted for this purpose. During 2000, an additional stock option plan for corporate management was also introduced.

In order to insure the Company's ability to meet possible obligations arising from these stock option plans, an additional 42 514 registered treasury shares were acquired during 2000 (see also note 9).

293

Notes
(18–20)

in CHF million

(18) Changes in shareholders' equity

	Share capital	Legal reserve	Reserve for treasury shares	Free reserve	Retained earnings	Total shareholders' equity
Balance January 1, 1999	**253.5**	**103.6**	**11.6**		**7.3**	**376.0**
Conversion of bonds	9.9	62.3				72.2
Purchase of treasury shares		–6.9	6.9			0.0
Net income 1999					250.7	250.7
Balance December 31, 1999	**263.4**	**159.0**	**18.5**		**258.0**	**698.9**
Allocation to free reserve				227.2	–227.2	0.0
Purchase of treasury shares		–16.2	16.2			0.0
Net income 2000					62,0	62.0
Balance December 31, 2000	**263.4**	**142.8**	**34.7**	**227.2**	**92.8**	**760.9**

(19) Contingent liabilities

Contingent liabilities relate primarily to guarantees of bank debt and other guarantees for the benefit of affiliated companies. These guarantees were entered into during the previous year by Balzers und Leybold Holding AG, which merged with Unaxis Holding AG as of January 1, 2000 (see also note 10).

(20) Related parties

No significant related party transactions were conducted during 2000.

Remuneration of members of the Board of Directors of Unaxis Holding AG totaled CHF 1,190,000 for the calendar year 2000. Stock options granted accounted for a good half of this amount.

294

Proposal of the Board of Directors

The Board of Directors recommends at the annual shareholders' meeting on May 22, 2001, that the available earnings for the business year 2000 consisting of:

in CHF	2000	1999
Net income	**61 983 254**	250 686 343
Balance carried forward from the prior year	**30 763 675**	7 279 742
Available earnings	**92 746 929**	257 966 085

be allocated as follows:

	2000	1999
Distribution of gross dividends of CHF 2.00 to 13 023 078 registered shares entitled thereto, having a nominal value of CHF 20 each	**26 046 156**	0
Allocation to free reserve	**32 797 590**	227 202 410
Balance to be carried forward	**33 903 183**	30 763 675

Zurich, March 9, 2001
For the Board of Directors
The Chairman
Dr. Willy Kissling

If approved by the shareholders in their annual meeting, the distribution of net dividends in the amount of CHF 1.30 per registered share will be made beginning May 28, 2001.

Report of the statutory auditors

To the annual shareholders' meeting of
Unaxis Holding AG, Zurich

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes, pages 40 to 45) of Unaxis Holding AG for the year ended December 31, 2000.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with the law and the Company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

Zurich, March 12, 2001

Ernst & Young AG

Werner Schlapbach
Swiss Certified Public Accountant
(Auditor in charge)

Martin Stäubli
Swiss Certified Public Accountant
(Auditor in charge)



Legal structure

Legal structure

Core businesses

Information Technology, Surface Technology, Components and Special Systems

Votes owned
- over 50%
- between 20% and 50%

- Unaxis Management AG, Zurich/CH
- Unaxis Balzers Aktiengesellschaft, Balzers/FL
  - Balzers AG, Balzers/FL
- Unaxis Holding France SA, St.Thibault des Vignes/FR
  - Unaxis France SA, Palaiseau/FR
  - Balzers Revêtement sous vide France SA, St. Thibault des Vignes/FR
  - Unaxis-Nextral SA, Montbonnet St. Ismier/FR
  - Leybold Vacuum France SA, Courtabœuf Cedex/FR
- Balzers Ltd., Milton Keynes/GB
- Balzers Sandvik Coating AB, Stockholm/SE
- Balzers S.p.A., Brugherio/IT
- Balzers GmbH, Kapfenberg/AT
- Balzers-Elay SA, Antzuola/ES
- Unaxis Trading AG, Trübbach/CH
- Balzers Luxembourg sarl, Differdange/LU
- Balzers Balinit do Brasil Ltda, Jundiai/BR
- Balzers SA de C.V., Queretaro/MX
- Unaxis Japan Co. Ltd., Tokyo/JP
- Unaxis Korea Ltd., Sungnam, Kyungki-Do/KR
- Unaxis Taiwan, Ltd., Hsin Chu/TW
- Nihon Balzers Co. Ltd., Hiratsuka/JP
- Balzers India Ltd., Bosahri/Pune/IN
- Balzers Korea Coating Co. Ltd., Kyongsan/KR
- Balzers Coating Pte Ltd., Singapore/SG
- Leybold Vacuum Taiwan, Ltd., Chutung Hsin Chu/TW
- SA Balzers N.V., St.-Truiden/BE
  - Unaxis Nederland B.V., Maarssen/NL
    - Unaxis Italia Branch, Arluno/Milan/IT **(1)**
    - Unaxis Scandinavia Branch, Västra Frölunda/SE **(1)**
    - Unaxis UK Branch, Milton Keynes/GB **(1)**
- Unaxis Materials Aktiengesellschaft, Balzers/FL
- Balzers Revêtement SA, Brügg bei Biel/CH
- Unaxis Singapore Pte, Ltd., Singapore/SG
- Unaxis Deutschland Holding GmbH, Hanau/DE
  - Unaxis China Ltd., Wanchai, Hong Kong/CN
  - Leybold Vacuum Korea Ltd., Seoul/KR
  - Leybold Vacuum Equipment Manufacturing Co. Ltd., Tianjin, Beichen District/CN
    - Leybold Vacuum Int. Trade Co., Ltd., Tianjin, Beichen District/CN
  - Unaxis Deutschland Beteiligungs-GmbH, Hanau/DE
    - Leybold Vacuum UK Ltd.,London/GB
    - Leybold Vacuum Schweiz AG, Zurich/CH
    - Leybold Vacuum Japan Co. Ltd., Yokohama-shi/JP
  - Leybold Vacuum Italia S.p.A., Milan/IT
  - Leybold Vacuum Nederland B.V., Woerden/NL
  - Leybold Vacuum Spain S.A., Sant Feliu de Llobregat/ES
  - Leybold N.V., Nossegem-Zaventem/BE
  - Leybold Vacuum Scandinavia AB, Västra Frölunda/SE
  - Balzers und Leybold Vermietungsges.mbH & Co. KG, Hanau/DE
  - Balzers und Leybold Vermietungs- und Verwaltungs GmbH, Hanau/DE
  - Perfect IT GmbH, Hanau/DE
  - Leybold Optics GmbH, Hanau/DE
    - Leybold Optics Dresden GmbH, Dresden/DE
    - Leybold Optics France SA, Courtaboeuf Cedex/FR
    - Leybold Optics Iberica, S.A., Sant Feliu de Llobregat/Barcelona/ES
    - Leybold Optics Italia S.r.l., Milan/IT
    - Leybold Optics UK Ltd., London/GB
    - Leybold Optics Japan Co. Ltd., Yokohama-shi/JP
    - Leybold Optics Aktiengesellschaft, Balzers/FL
    - Leybold Optics Korea Ltd., Seoul/KR
    - Leybold Optics Taiwan Ltd., Chutung Hsin Chu/TW
    - Leybold Optics USA Inc., Cary/US
  - Unaxis Deutschland Vertriebs GmbH,Munich/DE
  - Unaxis Optics Deutschland GmbH, Geisenheim/DE
  - Ebulus Vermietungsges.mbH, Düsseldorf/DE
  - Unaxis Deutschland GmbH, Alzenau/DE
  - Balzers Verschleissschutz GmbH, Bingen/DE
  - Balzers SCI GmbH, Hanau/DE
  - Leybold Vacuum Dresden GmbH, Dresden/DE
  - Leybold Vacuum GmbH, Cologne/DE
  - Unaxis Materials Deutschland GmbH, Hanau/DE
- Unaxis USA Holding Inc., Pittsburgh/US
  - Balzers and Leybold US Holding Inc., Export/PA/US
  - Balzers Process Systems Inc., Hudson/NH/US
  - Unaxis USA Inc., St. Petersburg, Florida/US
  - Unaxis Optics, Golden, CO/US
  - Balzers Inc., Amherst, NY/US
  - Surface Coating Industries Inc., Wilmington/DE/US
    - Balzers SCI Corp., Mississauga, Ontario/CA
  - Leybold Vacuum Products Inc., Export/PA/US
  - Leybold Materials Inc., Morgan Hill/CA/US
  - Leybold Inficon Inc. Syracuse, East Syracuse/NY/US
  - Contraves Inc., East Pittsburgh/PA/US
- Contraves Space AG, Zurich/CH
- Spinnerei Kunz AG, Windisch/CH

Infor

- E

Disc

Pilat

- P

Disc

Hote

- H

(1) Br
(2) 5



Information Technology, Surface Technology, Components and Special Systems (ESEC)

- ESEC Holding AG, Steinhausen/CH **(2)**
  - ESEC Management SA, Cham/CH
  - ESEC SA, Cham/CH
  - ESEC Trading SA, Cham/CH
  - Zevatech AG, Selzach/CH
  - ESEC Trading Ltd., Labuan/MY
  - ESEC (Far East) Ltd., Hong Kong/CN
  - ESEC (Asia Pacific) Pte. Ltd., Singapore/SG
    - ESEC (Philippines) Inc., Manila/PH
    - ESEC Pacific North (Taiwan) Ltd., Hsin Chu/TW
    - ESEC (Hong Kong) Ltd., Hong Kong/CN
- ESEC (Europe) SA, Steinhausen/CH
  - ESEC (Germany) GmbH, Nurnberg/DE
  - ESEC Zevatech U.K. Ltd., Andover/GB
- Sempac SA, Cham/CH
- ESEC Industries (Singapore) Pte. Ltd., Singapore/SG
- ESEC (USA) Inc., Phoenix AZ/US
- ESEC Korea Ltd., Seoul/KR
- ESEC K.K., Yokohama/JP
- Zevatech Inc., Apex NC/US
  - AMTi Advanced Manufacturing Technologies, Inc., Apex NC/US

Discontinuing operations

Pilatus

- Pilatus Flugzeugwerke AG, Stans/CH
  - Pilatus Aircraft Service AG, Stans/CH
  - Pilatus Business Aircraft Limited, Broomfield/CO/US
- TSA Transairco SA, Geneva/CH
- Pilatus Australia Pty. Ltd., Canberra/AUS

Discontinued operations (sold as of 1/1/2000)

Hotel Zürich

- Hotel Zürich AG, Zurich/CH

(1) Branch of Unaxis Nederland B.V., Maarssen/NL
(2) 56.8% interest in shares outstanding

299

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zurich
www.unaxis.com

Investor Relations
Telephone +41 1 360 96 21
Telefax +41 1 363 72 60
E-Mail: investor.relations@unaxis.com

Media Relations
Telephone +41 1 360 96 09
Telefax +41 1 360 95 53
E-Mail: media.relations@unaxis.com

300

